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SAB MILLER

ARLS
3-31-07

Annual Report
2007


БОЧК







Where can you find out more about SABMiller plc?

www.sabmiller.com
Expanded content on some of the areas covered in this annual report can be found at www.sabmiller.com

SABMiller Sustainable Development Report 2007
Our Sustainable Development Report is available at www.sabmiller.com/sabmiller.com/en_gb/Our+responsibility

For explanations on our 'Definitions', see pages 140 and 141.

What's inside

CONTENTS

Front cover photograph: Zolotaya Bochka, the fastest growing Russian premium lager brand

SABMiller is one of the world's largest brewers, with brewing interests and distribution agreements in over 60 countries across six continents. Our brands include premium international beers such as Pilsner Urquell, Peroni Nastro Azzurro and Miller Genuine Draft, as well as an exceptional range of market-leading local brands such as Aguila, Miller Lite, Snow and Tyskie. Six of our brands are in the world's top 50 beer brands. We are also one of the largest bottlers of Coca-Cola products in the world.

OUR PERFORMANCE

- Group lager volumes up 23% to 216 million hectolitres (hl), organic growth of 10%
- South America delivered *pro forma* volume growth of 12%, ahead of expectations
- Excellent Europe organic volume growth of 11% and market share gains
- Difficult trading conditions persisted in North America
- Good constant currency growth in South Africa supported by strong economic backdrop
- Continued strong volume growth rates in China and India

Revenue[1] up 22%

US$18,620m

EBITA[2] up 22%

US$3,591m

Profit before tax up 14%

US$2,804m

Adjusted earnings[3] per share up 10%

US cents 120.0

Dividends per share up 14%

US cents 50.0

Net cash from operations up 22%

US$4,018m

[1] Revenue excludes the attributable share of associates' revenue of US$2,025 million (2006: US$1,774 million).

[2] EBITA is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software) but includes the group's share of associates' operating profit, on a similar basis. EBITA is used throughout this report as we believe it provides additional information on trends and allows for greater comparability.

[3] Reconciliation of adjusted earnings to the statutory measure of profit attributable to equity shareholders is provided in note 8 to the Consolidated Financial Statements.

Revenue[1] (US$m)



20,000
15,000
10,000
5,000
03
04
05
06
07

EBITA[2] (US$m)



4,000
3,000
2,000
1,000
03
04
05
06
07

Dividends per share (US cents)



50
40
30
20
10
03
04
05
06
07

To view our Preliminary 2007 annual results presentation, webcast, audiocast and interviews, visit www.sabmiller.com/sabmiller.com/en gb/Investors/Presentations+and+briefings/Presentations+and+briefings+2007/Preliminary+F07+annual+results

GLOBAL FOOTPRINT


North America
Latin America
Colombia
Ecuador
El Salvador
Honduras
Panama
Peru

Over the past 20 years we have grown rapidly from our original South African base into a global operation, developing a balanced and attractive portfolio of businesses. Our markets range from developed economies such as North America to fast growing developing markets such as China and India.


25%

EBITA 2007

Latin America

Our primary brewing and beverage operations cover six countries. These are Colombia, El Salvador, Ecuador, Honduras, Panama and Peru. We are the number one brewer, in terms of market share, in each of these countries.

We bottle soft drinks for The Coca-Cola Company in El Salvador and Honduras. We have recently entered the Puerto Rico market with our international premium beer brands.

Total number of breweries – 17
Total number of bottling plants – 14
Total average number of employees – 26,394*

Key local lager brands include: Aguila; Atlas; Balboa; Barena; Cristal; Club; Club Colombia; Costeña; Cusqueña; Pilsen Callao; Golden Light; Pilsen; Poker; Pilsener; Port Royal and Salva Vida

For more information see pages 24-25


20%

EBITA 2007

Europe

Our primary brewing operations cover eight countries. These are the Canary Islands (Spain), Czech Republic, Hungary, Italy, Poland, Romania, Russia and Slovakia. In the majority of these countries we are the number one or two brewer.

We also have significant import businesses in the UK and Germany where we import our international premium brands.

Total number of breweries – 19
Total average number of employees – 12,017*

Key local lager brands include: Arany Aszok; Dębowe Mocne; Dorada; Dreher; Gambrinus; Kozel; Lech; Moya Kaluga; Nastro Azzuro; Pilsner Urquell; Peroni; Šariš; Radegast; Timisoreana Lux; Topvar; Tropical; Tyskie; Ursus; Zolotaya Bochka and Zubr

For more information see pages 25-26


10%

EBITA 2007

North America

Miller Brewing Company is the second largest brewer in the US market – the beer market with the world's biggest profit pool. Through more than 150 years of innovation and brewing excellence, Miller has built a portfolio of award-winning beers and now owns the fast growing premium Sparks brand.

Miller has licensed production in Canada and distribution in Mexico.

Total number of breweries – 8
Total average number of employees – 5,889*

Key local lager brands include: Miller Lite; Miller Genuine Draft; Miller High Life; Milwaukee's Best and Leinenkugel's

For more information see pages 26-27

For more information on our businesses, visit www.sabmiller.com/sabmiller.com/en gb/Our+business/Our+markets

Europe

Czech Republic
Hungary
Italy
Poland
Romania
Russia
Slovakia
Canary Islands
UK

Africa and Asia

Angola	Tanzania
Botswana	Uganda
Comoros	Zambia
Ghana	Zimbabwe
Lesotho	
Malawi	Australia
Mayotte	China
Mozambique	India
Swaziland	Vietnam

South Africa

Denotes regions where SABMiller operates, or has a major distribution agreement (over 100,000 hectolitres) or recent start-up operations

Denotes regions covered by our strategic partner Castel

200
More than 200 brands owned

127
Total number of breweries

67,000
Total average number of employees*

216 million
Total volume of lager sold** (hectolitres)



12%

EBITA 2007

Africa and Asia

In Africa, our primary brewing and beverage operations cover 31 countries and we are the number one brewer in terms of market share in most of these countries. In 12 of these countries we have management control, while in the others we have a strategic alliance with Castel and a minority shareholding in Kenya and Zimbabwe. We bottle soft drinks for The Coca-Cola Company in seven of our African markets.

CR Snow, our partnership with China Resources Enterprise Limited, is the largest brewer by volume in China, and we are the second largest brewer in India. We have a joint venture in Vietnam with Vinamilk and we also sell our premium brands in Australia through a joint venture with Coca-Cola Amatil.

Total number of breweries – 76
Total number of bottling plants – 17
Total average number of employees – 11,028*

Key lager brands include: 2M; Castle; Castle Milk Stout; Chibuku (sorghum); Club; Club Pilsner; Eagle (clear sorghum); Fosters; Haywards; Laurentina; Kilimanjaro; Manica; Mosi; Nduvo; N'gola; Nile Special; Royal Challenge; Safari; Snow; Stone; St Louis and Zorok

For more information see pages 27-28

33%



EBITA 2007

South Africa

South African Breweries Ltd (SAB Ltd) is our original brewing company. Founded in 1895, SAB Ltd has since become one of South Africa's leading companies as well as Africa's largest brewer. The soft drinks division of SAB Ltd is South Africa's largest producer of products for The Coca-Cola Company.

SABMiller has hotel and gaming interests through the Tsogo Sun Group, one of the largest hotel and gaming groups in South Africa. The group was created in 2003 when SABMiller and Tsogo Investments merged their activities. At the time, it was the largest empowerment transaction in the sector and SABMiller holds a 49% interest in the group.

Total number of breweries – 7
Total number of bottling plants – 10
Total average number of employees – 11,400*

Key local brands include: Brutal Fruit; Carling Black Label; Castle; Castle Lite; Castle Milk Stout; Hansa Marzen Gold; Hansa Pilsener; Redd's and Sarita

For more information see pages 28-29

* See note 6 to the Consolidated Financial Statements
** Volumes are defined in the 'Definitions' section on page 140

CHAIRMAN'S STATEMENT MEYER KAHN



Dear Shareholder

This has been another successful year for the group, with a strong volume performance and good earnings growth.

Our portfolio of developing and developed market operations generated 10% organic growth in lager volumes and 12% growth in earnings before interest, tax and amortisation (EBITA) on an organic, constant currency basis. Group EBITA now stands at US$3,591 million and the group EBITA margin increased to 17.4%, a rise of 20 basis points over the prior year. This translated into a 14% increase in profit before tax to US$2,804 million and a 10% increase in adjusted earnings per share to 120 US cents.

Total lager volumes stood at 216 million hectolitres, up 10% organically, and up 23% after taking into account the first full year of contributions from our South American businesses. Including soft drinks and other beverages, the group achieved total beverage volumes of 272 million hectolitres, up 10% on an organic basis and 23% above last year on a reported basis.

Net cash generated from operations, at over US$4,000 million, was 22% above the prior year, reflecting the overall strength of the trading performance and our strong cash characteristics. The group's gearing decreased at the year end to 45.8% from last year's 52.3%.

The board has proposed a final dividend of 36 US cents per share, making a total of 50 US cents per share for the year, an increase of 14% over the prior year. The dividend is covered 2.4 times by adjusted earnings per share.

Operational highlights

Europe delivered an excellent full-year performance, its sixth consecutive year of double-digit earnings growth, with EBITA of US$733 million, up 29% on a reported basis. Poland and Russia continued their run of strong growth while Romania increased its volumes by 23%. It was also pleasing to see a solid improvement in profitability from Italy.

In **Latin America**, our strategy is delivering volume, revenue and earnings growth ahead of our expectations, with EBITA of US$915 million. New brand launches and package renovations are beginning to lift the image of beer in consumers' minds and contributed to an acceleration of volume growth in the second half of the year. We also continue to benefit from the region's strong economic growth.

It's been a tough year for Miller, our **North American** business, with rising commodity costs and intense price competition continuing to diminish the value of the beer market. As a result, EBITA for the period of US$375 million was 17% lower than the previous year. Nevertheless, we are undeterred and the leadership team has a clear plan to return the business to growth.

Our portfolio of businesses in **Africa** has performed well and we now see much greater economic stability in these markets.

In **Asia**, our Chinese associate continues to power ahead, with the Snow brand established as the national leader. In India, volumes were up strongly, albeit from a small base. EBITA for the Africa and Asia region was US$467 million, up 11% despite currency weakness in some countries.

In **South Africa**, new marketing and pack innovations continued to drive growth in the premium lager category while soft drinks sales were strong, particularly in the final quarter. The result was a good earnings performance, with EBITA of US$1,102 million, a 14% increase on a constant currency basis. The loss of the licence to brew a major premium beer in South Africa in March 2007 had no impact on performance in the period under review.

Continuing growth

This has been a busy year, with the group actively shaping and expanding its international portfolio of businesses. Acquisitions and joint ventures in China, Vietnam, Australia and Angola have been further steps in creating an attractive, international spread of businesses with good exposure to fast growing, developing markets.

Along with our wide international footprint (now covering over 60 countries on six continents), we continue to benefit from our increasing scale. Since our UK listing in 1999, our lager volumes have grown from 48 million to 216 million hectolitres a year – an increase of 350%. Over the same period, group adjusted earnings have risen from US$394 million to US$1,796 million. As a result, total shareholder return since 1999 stands at 217% compared with 31% for the FTSE 100 as a whole (as measured at 31 March 2007).

For more information on our share price and dividend history, visit www.sabmiller.com/sabmiller.com/en_gb/Investors/Shares

Share price
1 April 2002 to 31 March 2007 (£ sterling)


14.00
12.00
10.00
8.00
6.00
4.00
2.00
02
03
04
05
06
07

Source: Thomson Datastream

This is a strong record and due in no small measure to the rigorous application of a clear, consistent strategy, designed to reap maximum rewards from the opportunities we face. On the following pages our Chief Executive, Graham Mackay, gives more details of the strategy itself and how its application has contributed to our growth in the past year.

But it's not just about growth, for we also take great pride in the quality of our product. Our high standards have again been recognised in a long list of brewing awards. We were particularly pleased that Miller was recognised as *US Brewmaster of the Year* at the World Beer Cup.

World Beer Cup Gold Award	
	◘ Miller Lite – American-Style Light Lager ◘ Miller High Life – American-Style Lager ◘ Icehouse – America-Style Speciality Lager ◘ Henry Weinhard's Classic Dark – American-Style Dark Lager

Sustainable development

In seeking to do the best for the countries and communities in which we operate, we believe we contribute most by simply running successful businesses that create jobs and stimulate local economic activity. A recent study by the Bureau for Economic Research in South Africa supports this view by revealing that our South African business, as well as employing 8,600 people directly, supports 46,000 jobs among first-round suppliers and over five times that number in the wider economy. Every rand in sales revenue generated by the business adds R1.80 to South Africa's GDP.

As mentioned last year, our approach to corporate responsibility has been codified in ten environmental and social priorities. All our businesses are now embedding these priorities into their operations and striving to ensure that they meet the required standards.

One of these priorities is to promote the responsible consumption of alcohol, and we support programmes around the world that address the misuse of alcohol. That said, we disagree with broad regulatory proposals for reducing consumption in the general population. We question whether such proposals would succeed and believe they may have unintended consequences such as fostering illicit alcohol production, with significant health risks for consumers. They would also penalise the overwhelming majority of our consumers who enjoy our products responsibly.

In January 2007, SABMiller committed itself to the ten principles of the UN Global Compact that seeks progress in human and labour rights, environmental protection and tackling corruption. Our alignment with the UN in this way supports the implementation of our own sustainable development framework and ensures we align with worldwide best practice.

Our people

We were delighted to welcome John Davidson, who joined the group in August, as our new General Counsel and Group Company Secretary. Our thanks go to his predecessor, Andrew Tonkinson, for 14 years of excellent service to the board. In May 2007, we announced that Nancy De Lisi had stepped down from the board following her retirement from the Altria Group. We thank her, too, for her outstanding contribution to our deliberations and wish her a long and happy retirement. Altria's nominee as her successor is Dinyar Devitre, Senior Vice President and Chief Financial Officer, whom we welcomed to the board on 16 May.

We are fortunate in the high calibre of our directors and I would like to thank all my board colleagues for their wise counsel and strategic advice during the year. I also recognise that this year's strong performance reflects the dedication and hard work of all our executives, managers and staff around the world. My thanks go also to them as well as to our business partners and to you, our shareholders, for your continuing support.

As part of our responsibility to shareholders, we aim to observe the highest standards of corporate governance. To this end, we have further refined our reporting processes to align them more closely to the UK government's OFR requirements. The changes are reflected in this year's Annual Report.

Outlook

This has been another year of good growth for the group, with a particularly strong performance in the fourth quarter.

We have established a compelling portfolio of brands and businesses and, given the strong growth in many markets, we will be increasing our investments behind these assets in the coming year. While we face some challenges, including increasing commodity cost pressures and the need to rebuild our share of the premium segment in South Africa, we expect the group's underlying progress of recent years to continue.

Meyer Kahn
Chairman

THE GLOBAL BEER MARKET
A view from an industry consultant*

Key trends:
- Growth in emerging markets
- Increasing popularity of premium brands
- Industry consolidating
- Challenging conditions in local markets

Emerging markets
Perhaps the most important trend to have shaped the global brewing business over the last decade is that volume growth has primarily come from emerging markets. Since 2000, the compound annual growth rate (CAGR) has been 2.8% for the global beer market. The same period, however, has seen CAGRs of 5.1% in Asia, 3.9% in Africa and the Middle East, and a substantial 6.2% in Eastern Europe.

This trend is likely to continue. Between 2006 and 2011, the most significant overall volume growth is likely to come from Asia (115 million hectolitres), Central and South America (41 million hectolitres) and Eastern Europe (41 million hectolitres), rewarding brewers with strong footprints in emerging markets (chart 1).

Consumers trading up
Economic growth and rising disposable incomes are encouraging consumers in some markets to trade up into the beer category away from cheaper, traditional, local spirits and non commercially brewed beer. Brewers are nurturing this trend by offering more appealing and affordable products. In addition to those trading up into commercially produced beer, there is much trading up within the beer category as consumers choose premium brands more frequently (chart 2).

For example, in developed markets such as the USA, imported premium brands have achieved a CAGR of 6.0% over the last five years, and this contrasts with negative growth in US domestic brands. Similarly in many less developed markets in Eastern Europe and Russia, international brands are growing by up to 30 percentage points faster than local brands.

Against this backdrop, brewers who can offer full and varied brand portfolios, with brands differentiated by functional benefits (intrinsics) and emotional benefits (extrinsics) across a range of price segments, are more likely to retain or increase their market share.

More and broader industry consolidation
Given these trends in consumer behaviour, the brewing industry has been consolidating to secure brands and national positions. International brewers have also been investing for further growth, particularly in new and developing markets such as China, Latin America and Russia. The past five years have seen a steady flow of mergers and acquisitions, with the bigger brewers the busiest. Over this period, the top 20 brewers have been involved in more than 280 deals with a total transaction value of over US$80 billion. Activity has been particularly heated in emerging markets where most of the brewers have made investments.

All this has led to increasing globalisation, with the top 20 brewers now averaging 53% of sales from outside their traditional home markets, compared with just 33% in 2001. Looking ahead, further consolidation is expected as companies seek to broaden their global footprints in order to chase enhanced growth from emerging markets. There is clearly room for further moves as, despite recent activity, the beer industry remains relatively fragmented, with the five largest companies accounting for 38% of the market compared with 75% in carbonated soft drinks.

More challenging times in local markets
Looking ahead, we expect competition will get fiercer at a local level, as global businesses compete head to head. At the same time, the retail trade is becoming increasingly sophisticated across markets as grocery modernises in emerging markets like China and Russia, and continues to consolidate in many developed markets. The likely implications will be that access to distribution routes will become more ubiquitous, brand scale will become increasingly critical to driving availability, and customer management skills will become more important.

This trading environment will reward brewers who have the right brands, who are strong at local market execution and are able to leverage effectively their global scale and scope.

Data sourced from: Dealogics and Canadean 2006/2007

1. Sources of volume growth
between 2006 and 2011



Middle East and Africa 6.0%
Central and South America 19.5%
Asia 55.0%
East Europe 19.5%

Overall volume growth between 2006 and 2011 is expected to be approximately 210 m hl

Data sourced from: Canadean Global Beer Trends 2006

2. Global industry premium volumes
(m hl)



300
250
200
150
100
50
147
166
197
237
281
95
00
05
10*
15*
Total premium
*forecast

Data sourced from: Plato Logic 2007

* The entire content of this section has been contributed by, and reflects the views of, a leading industry consultant.

CHIEF EXECUTIVE'S REVIEW
GRAHAM MACKAY



A strategy for growth

Our 2007 results represent another year of good performance. Total beverage volumes were up 10% on an organic basis, with adjusted earnings per share also growing by 10% to stand at 120 US cents.

This earnings per share figure is particularly pleasing as it means our adjusted EPS have now grown at a compound annual growth rate of over 10% since our London listing in 1999. We believe this is due to our clear strategic focus and the disciplined application of the group's strategic priorities.

Our strategic priorities
We have four such priorities. The first is to create a balanced and attractive global spread of businesses – one that is well distributed geographically with appropriate exposure to both developed and developing markets. Secondly, within each market, we aim to create a full brand portfolio that matches the aspirations and preferences of consumers. Our third and fourth priorities are to keep raising the performance of local operations and to wrest maximum value from our global scale. Our progress against each of these priorities is discussed on pages 10 to 17 of this report.

Our strategy is designed to take advantage of, and generate value from, the dominant trends in the global beer market (see opposite page). These include the growing importance of emerging markets, the move towards premium brands and greater competition and sophistication within local markets. In many cases, we were ahead of the industry in identifying the trends and were able to gain early advantage. We were one of the first brewers, for example, to see value in emerging markets. While others were reluctant to take the risk, we pioneered the buying of emerging-market businesses and were able to build leading positions.

A balanced and attractive spread of businesses
In today's market context, there are strong competitive advantages in SABMiller's wide global footprint. Thanks to major transactions in North and South America and a host of smaller ones in eastern Europe, Africa and Asia, we believe our geographic mix is one of the best-balanced in the industry. And not only are we well spread, we also have commanding market positions. We're number one in China – the biggest beer market, by volume, in the world – and number two in the USA, the biggest profit pool in the world. We also have leading positions in, for example, South Africa, Colombia, Poland, the Czech Republic, Peru, Tanzania and Botswana.

Significantly, our portfolio is weighted towards emerging markets where favourable demographics and rising per capita consumption are generating the highest rates of 'embedded' growth. While the global beer market is growing at an average of 2 to 3% a year, the aggregate rate of organic volume growth in our own operations was 10% for the year under review.

Superior brand portfolios
Our strategy also takes advantage of the trends as consumers around the world trade upwards from economy to mainstream to premium brands and are more disposed to seek out different brands for different drinking occasions. We identified the changes early on and part of our strategy is to create a full, tailor-made portfolio of brands in each local market to satisfy consumers' different needs and preferences.

In developed economies, the growth is fastest at the top end of the market. Indeed, in a number of mature markets, including the USA, the premium sector is the only source of growth. For this reason, we're working hard to develop a strong portfolio of premium brands, both local and international.

Exceptional operating performance
One of the trends we see is growing competition between big international brewers. Hence the third of our strategic priorities: constantly raising the performance of our local operations.

SABMiller has always been good at running efficient businesses and extracting maximum value from its assets. We intend, through constant improvement, to retain and enhance our reputation for superior operating skills. This is not simply about costs. It's also about the quality of our operations at each point along the value chain, from manufacturing and distribution to the point of sale.

We're greatly helped by the quality of our people and our strong culture of performance management. Employees at every level are empowered and accountable, with clearly-defined goals. In stretching our people, we also support them with world-class training and development. Recent initiatives include the launch of our Global Action Learning project to hone the strategic and leadership skills of senior managers around the group.

Sharing our learning

Our fourth strategic priority is to leverage our global scale and ensure that each operation benefits from the resources and experience of SABMiller as a whole. Our scale is enormously valuable, for example, in enabling us to develop and distribute regional and international premium brands. We also have vast expertise across the organisation and we are using our scale to transfer skills, methods and technologies across the group. A case in point is our system of SABMiller 'Ways' – the codification of best practice in key areas of our operations to enable critical knowledge to be spread quickly and efficiently across the group.

Addressing risks

As we implement our strategic priorities, we face the challenge common to all large companies of striking the balance between risk and reward that is most appropriate for our shareholders.

Risk is an accepted part of doing business. As we describe in the Corporate governance section on pages 39 and 40, the group has a well developed risk-management process for identifying and monitoring the principal risks to the business. This process is integrated into the group's strategic and business planning process and is designed to manage, rather than eliminate, the risk of failure in achieving our business objectives. The principal risks facing the group are set out in the panel below.

In addition, the group's activities expose it to a variety of financial risks. These are discussed in note 22 to the consolidated financial statements.

Review of operations

The group's good organic growth during the year demonstrates the strong underlying momentum in the business.

Our Europe region, which principally operates in central and eastern Europe, has continued its remarkable performance. Boosted by favourable weather and the soccer World Cup, volumes grew by 12%, with reported EBITA up 29% – the sixth year of double-digit earnings growth. Our Europe region represents and contains much of what we're trying to achieve worldwide. We're building strong, highly differentiated brand portfolios, consistently rejuvenating our core mainstream brands, growing aggressively in the premium sector and performing well at the point of sale.

We also had an excellent year in Latin America, where the impact of our marketing and sales activities was supported by strong economic growth across the region. Volumes were up by 12% on a *pro forma* basis with EBITA of US$915 million. Our rapid progress is due, in part, to the way we've integrated these operations into the SABMiller group, rapidly transferring skills, methods and technology. Our actions to transform the beer markets in Latin America are exceeding our initial expectations and we plan to make significant investments to meet the growing demand.

Our strategic priorities

SABMiller has a clear strategic focus, at the centre of which are the four priorities set out below and discussed in more detail on the following pages. Management use a range of indicators to monitor progress against these four priorities. Some of the most important measures used are identified in the accompanying table and are expanded upon in the Chief Financial Officer's review on pages 18 to 23.

Creating a balanced and attractive global spread of businesses

page 10

Our geographical spread of operations enables us to capture growth in beer volumes in the developing markets, and value growth as consumers around the world trade upwards from economy to mainstream and from mainstream to premium brands.

10% **organic volume growth**

11% **group revenue growth (organic constant currency)**

Developing strong, relevant brand portfolios in the local market

page 12

Our aim is to develop an attractive brand portfolio that meets consumers' needs in each of our markets. In many markets, because the growth is fastest at the top end, we've been focusing therefore on our international premium brands, such as Peroni Nastro Azzurro and regional brands such as Kozel in Europe.

47% **international growth of Peroni Nastro Azzurro**

15% **growth in premium volume in Europe**

Constantly raising the performance of local businesses

page 14

Good operational performance has always been a SABMiller strength. While operational standards are already high we are continually pushing them higher as evidenced by growing EBITA and higher margins.

12% **EBITA growth (organic constant currency)**

20 bp* **increase in group EBITA margin**

Leveraging our global scale

page 16

We are leveraging our global scale to grow the business. Our business platform enables us, for example, to distribute our international premium brands and build our regional brands. In addition we are using our scale to transfer skills, methods and technologies around the group, improving our operational performance and efficiency.

18% **revenue CAGR for the last three years**

17% **improvement in overall equipment effectiveness at Miller over the last 4 years**

* Basis points

Our Miller business in North America had another challenging year, with lager volumes flat in terms of sales to retailers. Results suffered from higher commodity costs, declining Miller Lite volumes and price competition in the economy segment. Miller's strategy, now, is to strengthen the brand portfolio and move it into areas of higher-margin growth while working more effectively with distributors, continuing to drive down costs and restoring the growth of Miller Lite.

The Africa and Asia business again delivered good growth in volumes, revenue and EBITA. Lager volumes for Africa, excluding Zimbabwe, grew 7% with particularly strong performances from Mozambique, Tanzania and Uganda, offset by a slowdown in Botswana. As elsewhere, we're driving growth by building full brand portfolios, developing distribution and point of sale materials, and driving down costs.

Asia continues to grow strongly. On an organic basis, China volumes are up 30% and we've consolidated our position as the largest brewer by volume. However, profitability remains low with price increases offset by higher distribution costs, and by investments in marketing and in new breweries. In India, we're benefiting from moves to deregulate the beer industry and we are investing in new capacity to meet the growth in demand.

South Africa delivered good EBITA growth, with a 14% increase on a constant currency basis. Lager volumes grew by 2.3% driven by the premium category where volumes were up by 23%.

The termination of the licence to brew Amstel in South Africa at the start of March 2007 did not affect sales volumes in the period and we're responding vigorously to fill the gap in our portfolio. We've upgraded the appearance and packaging of our mainstream brands while also broadening our premium offerings. Peroni Nastro Azzurro has been launched in draught and a new local premium brand, Hanza Marzen Gold, has been introduced. We're also extending our reach into direct distribution and expanding our sales infrastructure.

In summary

The key to our success is the consistent, disciplined application of our strategic priorities and the knowledge, deeply embedded in our culture, that we must constantly improve every element of our business. As we move forward, we'll continue executing our strategy with the same rigour and determination while constantly analysing the global marketplace to ensure that our strategic priorities remain appropriate.

Graham Mackay
Chief Executive

The principal risks facing the group, which have been considered by the board, are detailed opposite. The group's well developed risk management process is detailed on pages 39 and 40 of the Corporate governance section and our financial risks are discussed in note 22 to the consolidated financial statements.

The global brewing industry is expected to continue to consolidate. Should the group not participate in attractive value-adding transactions, this may inhibit its ability to leverage additional scale benefits. Whilst participation in global consolidation provides opportunities to access scale benefits, enter growth markets and achieve benefits from the group's best operating practices, there is the risk that expected benefits may not be captured or may be inadequate, such that an appropriate return on capital is not achieved over time. The group has continued to make significant progress during the period with regard to building a balanced and attractive global spread of businesses as set out on pages 10 and 11.

The continued development of our marketing and growth of our international premium brand portfolio positions us well to benefit from changing consumer preferences in both developed and developing markets. However, markets continue to evolve and competitor activity is increasing, and should the group fail to ensure the relevance and attractiveness of its brands, and the enhancement of brand marketing, there is the risk that significant growth opportunities may not be realised. The group's approach and progress this year in terms of developing strong, relevant brand portfolios in local markets is set out on pages 12 and 13.

The group now operates on six continents and it is essential to develop and retain a global management capability. Failure to maintain this capability at a high level or maintain our effective organisational leadership process which can capture shared learnings and leverage global synergies and expertise, could jeopardise our growth potential. The group's approach to leveraging its global scale is detailed on pages 16 and 17.

In many countries, regulatory constraints and restrictions on alcohol products, including sales and marketing activities, continue to be under the spotlight, and management interacts with the relevant authorities wherever appropriate. An increase in such impositions or in excise duties can have an adverse impact on our business in those countries where such actions may take place. Details of the group's activities regarding responsible alcohol consumption can be found in the Sustainable development review on pages 30 to 33.

Our strategic priorities
Creating a balanced and attractive global spread of businesses

We believe we've created an attractive, international spread of businesses, among the best in the brewing sector, that is weighted advantageously towards fast growing, developing markets. This year we have been active in shaping and developing our portfolio, buying and building production capacity, forming partnerships to take advantage of new markets and acquiring new brands.

Large transactions, such as those involving the Bavaria Group in South America and the Miller Brewing Company in the USA, have changed the shape of the group. Thanks to these and other transactions, we now have a presence in more than 60 countries across six continents. We also believe we have the best-balanced geographic mix of any international brewer. Our five divisions – Latin America, Europe, North America, Africa and Asia and South Africa – cover a broad spread of markets with no single division accounting for more than a third of our operating profit.

The charts opposite show the progress we've made since our London listing in 1999 in spreading our geographic risk and making sure we're in a position to benefit from the world's growth markets.

In China – the world's largest beer market, by volume – our associate CR Snow pushed ahead this year with an energetic programme of buying existing breweries and building new ones. The business strategy is to strengthen our positions in existing and nearby provinces, take advantage of our unmatched scale to reap significant synergies, and then build up our brands and distribution with particular emphasis on our highly successful Snow brand – China's number one national beer.

Our 2006 joint venture in Vietnam gave us our first entry into another fast growing market. We've built a new brewery near Ho Chi Minh City, which commenced production in early 2007, and we have a



SNOW
SNOW
SNOW
SNOW
SNOW

Gaining scale in China

We passed a milestone in China in October 2006 when our associate CR Snow became the country's largest brewer by sales volume and brewing capacity. It now has a market share of 15%, some 2.2% ahead of its nearest competitor, while the Snow brand continues its spectacular growth as the country's leading beer.

During the year, we announced the acquisition of five more breweries. Of these, the Guizhou brewery transferred to CR Snow when our purchase of the 38% minority shareholding in the Blue Sword Group completed in April 2007, a move that will consolidate our interests in Sichuan Province. As for greenfield projects, we completed the brewery at Guangdong in April 2006 and announced the construction on the new Harbin brewery in May 2006. This brewery is due to start operating later in 2007.

With the additions of the past 12 months, our Chinese production capacity – at 71 million hectolitres – is now almost twice what it was just five years ago.

While acquisitions will continue, expansion in the future will rely more on building new breweries, upgrading existing capacity, developing our distribution infrastructure and investing heavily in our brands – especially Snow.

China beer volume m hl



60
50
40
30
20
10
0
Beer Volume, m hl
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
CR Snow volumes, m hl
Snow brand volumes, m hl

Source: SABMiller plc 2007

Snow bottling line, Tianjin brewery, China.

For more information on our China operations, visit www.sabmiller.com/sabmiller.com/en_gb/Our+business/Our+markets/Africa+and+Asia/China

Between 1999 and 2007, we have grown rapidly from our South African origins into a global operation

EBITA – 1999*


Hotels & Gaming 5%
SAB International (Europe and Africa) 24%
South Africa Manufacturing 9%
South Africa Beverages 62%
Total: US$717 million

Source: South African Breweries plc 1999

*EBITA is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software)

EBITA – 2007*


Hotels & Gaming 3%
North America 10%
South Africa Beverages 30%
Latin America 25%
Africa & Asia 12%
Europe 20%
Total: US$3,591 million

Source: SABMiller plc 2007

distribution capability through our local partner, Vinamilk. The venture will first concentrate on serving southern Vietnam and will then expand nationally.

We've followed a similar strategy in Australia by linking up with Coca-Cola Amatil, a local company with a strong sales and distribution infrastructure. Formed in August 2006, our joint venture imports, markets and distributes our three international premium brands – Peroni Nastro Azzurro, Pilsner Urquell and Miller Genuine Draft. With the premium beer market in Australia expanding at 15% a year, the deal provides another attractive growth opportunity for us.

We've continued to benefit from the South America transaction completed in 2005. The deal gave us a major additional source of growth in one of the beer industry's fastest growing regions. We're now capitalising on the opportunity by developing the market and our own brand portfolio, making sure we win at the point of sale, working on costs and productivity, and improving our organisation and performance.

This year, privatisation provided us with the opportunity to buy a 45% stake in the Empressa N'Gola brewery in Southern Angola, which we had been managing for a number of years. Angola is a market that is growing strongly, underpinned by a robust economy.

Some of the year's transactions have brought new brands into the group to strengthen our premium offering or to fill strategic gaps in the portfolio. Acquisitions of this kind include the Foster's business in India and the purchase by Miller in the USA of the Sparks and Steel Reserve brands.


Costeña
CERVEZA

Integration in South America

In 2005 we completed the South America transaction at a cost of approximately US$8,000 million. The deal made us number two in South America and clear market leader in Colombia, Peru, Ecuador and Panama. But that was only the start since we saw in these new markets an opportunity to transfer skills and techniques from the rest of the group and so stimulate the beer category as a whole; notably by turning beer from a downmarket alternative to spirits into an aspirational product in its own right.

Since the deal, a massive integration project has confirmed the value of the initial investment. We're well down the track on our programme of renovation, with *pro forma* lager volume growth running at 12% boosted by our market investment initiatives and early consumer response to our brand activities. We are also well on course to meet our pre-merger targets. Annual cost synergies and operating improvements are expected to reach US$120 million by March 2010, while actions to increase revenues are set to provide a further boost to profits over the same period.

Costeña, the third leading lager brand in Colombia, Cervecena Leona brewery, Tocancipá, Colombia.


FOSTER'S

Foster's joins the Indian portfolio

Beer is becoming more popular with Indian consumers and SABMiller, the subcontinent's number two brewer, is growing rapidly within the country. In an expanding market, our volumes are currently growing at 36%.

In September 2006, SABMiller acquired 100% of the Foster's business in India. Whereas Foster's used to be produced at one national brewery in Maharashtra, SABMiller India will extend production to all its Indian breweries and will look for cost benefits thereby. The process of rolling out production to more breweries is under way and will continue over the coming months. The Maharashtra brewery will provide extra capacity and better access to the market in Mumbai for all our brands.

Foster's makes a valuable addition to the portfolio, joining brands like Haywards and Royal Challenge, and occupying a place alongside Castle near the premium end of the range. The recent introduction of imported Peroni Nastro Azzurro has further strengthened our premium offering in India.

Foster's was acquired in September 2006 and has a presence in 19 Indian states, Haywards production line, Aurangabad brewery, India

Our divisional seminar on Latin America can be found at www.sabmiller.com/sabmiller.com/en gb/Investors/Presentations+and+briefings/Presentations+and+briefings+2007/Quarterly+divisional+seminars

Our strategic priorities
Developing strong, relevant brand portfolios in the local market

In every market, the consumer's choice of beer is influenced by a range of needs and preferences. Consumers may make different choices according to the occasion or the type of outlet that they are in, be it a bar, a restaurant or a nightclub. In some cases, the choice of beer is an aspirational statement: in others, it affirms the drinker's identity. Some consumers associate beer with 'wind-up' occasions such as parties, others with winding down at the end of a day's work. Older, more traditional drinkers will have different habits to younger, more experimental consumers.

For these reasons, it's no longer sufficient for a successful brewer just to do well in the mainstream segment. To maximise our profits in each market, we need a portfolio of brands that spans consumers' needs on different occasions and across the spectrum from premium to economy.

As we seek to understand consumer preferences and create brand portfolios that are relevant and appealing, we have a strong competitive advantage in our 'market mapping' system – a formal process for identifying the main clusters of consumer preference in any given market and comparing these with the brands currently on offer.

What we often find in new markets is that some consumer needs are ignored while others are over-served by too many undifferentiated brands. We then begin the process of adjusting the portfolio to span the market. This may mean refreshing and repositioning our brands, importing brands from elsewhere, adding innovation to existing brands or creating new brands altogether.

In many markets, the fastest-growing demand is for premium beers. To strengthen our offering, we've refreshed some of our local premium beers such as Zolotaya Bochka in Russia and Club Colombia in South America. At the same time, we've responded to the rapid growth of international premium brands by launching Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell in more markets.



Refining the portfolio in Colombia

The South American markets which we entered in 2005 presented an opportunity to apply knowledge and techniques that were well proven in other parts of the world. In Colombia, for example, research into drinking patterns showed that beer was not seen as aspirational – a perception reinforced by shabby bottles and unappealing surroundings. When we completed our market mapping, comparing the main areas of consumer needs to the existing portfolio, we found a lot of brands clustered together in the mainstream segment and nothing of any appeal to the premium or party segment – or to women.

These results determined our plan of action. In the mainstream segment, we prised apart the three overlapping brands of Aguila, Pilsen and Poker so that each addressed a distinct national consumer segment rather than trying to cater for all consumers in its own geographical region. These brands are also being refreshed and renovated with new packaging and better presentation. In the premium segment, we introduced Peroni Nastro Azzurro at a high-profile launch in one of the country's most exclusive venues. We refocused Brava and relaunched the local brand, Club Colombia, with new packaging, improved taste, and endorsements from Colombian celebrities. Most recently we added Barena, aimed at consumers in the 'status' and 'rumba' segments. In these ways, we've not only laid claim to the premium segment but hope to have raised consumers' perception of the beer category as a whole.

We are pleased with the results to date, with lager volumes for the year growing in Colombia by 11% on a *pro forma* basis.

Aguila, the number one selling lager brand in Colombia.

For more information on our India operations, visit www.sabmiller.com/sabmiller.com/en_gb/Our+business/Our+markets/Africa+and+Asia/India

Strong relevant local brand portfolios
In each market we build a portfolio of brands that span consumer needs on different occasions and across the spectrum of the economy, mainstream, and premium segments.

	Economy	Mainstream	Premium
USA	Milwaukee's Best, Miller High Life	Miller Lite, Genuine	Leinenkugel's, Peroni, Miller Chill
Poland	Żubr, Tyskie	Lech	Miller, Redd's
Tanzania	Eagle	Kilimanjaro, Safari	Castle, Castle, Miller

We're also innovating. The Polish business recently introduced new packaging for its fruit-flavoured Redd's brand, along with new variants in the form of Redd's Red and Redd's Sun. In Russia, Redd's has been given a further twist to take it out of the exclusively male domain and make it attractive to women. Innovation also extends to the way beers are served. In Europe, stylish new dispensers for Peroni Nastro Azzurro have helped to reposition the brand in bars and clubs.

While our European operations are adding excitement and choice at the premium end of the market, affordability considerations are more pressing in Africa. While the trend among sophisticated, urban drinkers is towards premium brands such as Castle, there are large numbers of subsistence-level consumers who currently drink home-brewed alcohol but would like to upgrade to affordable, branded alternatives.

One of SABMiller's answers is the Eagle brand, available in Uganda, Zambia, Zimbabwe and Tanzania. The innovation in this case is to make the beer from locally grown sorghum rather than imported raw materials. This creates a cash crop opportunity for local farmers, which in turn encourages tax breaks from governments and this feeds through into a cheaper selling price. Eagle is now our second largest pan-African brand.

Between the premium and economy segments lies the mainstream market. This still accounts for the bulk of our sales around the world, so it's vital to keep our core brands refreshed, attractive and appealing. We continue to work on our mainstream brands across our business with the emphasis on better packaging, stronger positioning and clearer differentiation.


NEW
SARITA
SPLASH OUT ON TASTE
SARITA

Innovation in South Africa
In common with other markets, South Africa is seeing tremendous growth in the premium sector. Some of the greatest successes are in the flavoured alcoholic drinks particularly popular with women. In order to compete better in these upmarket segments, SAB Ltd introduced Lavacious Lemon, a variant of its Brutal Fruit range, in September 2006. At the same time it also launched Sarita, an apple-flavoured ale in an attractively shaped bottle with an innovative, ring-pull cap. Sales have exceeded expectations and we're gearing up production to meet demand.

Sarita advertisement campaign launched in September 2006

Miller taps the global portfolio
A feature of the US market this year has been the growing interest in 'worthmore' beers, both local and imported. Miller Brewing Company has exploited this opportunity through brand acquisitions, product innovation and by leveraging SABMiller's global brand portfolio.

Among other moves, Miller has expanded distribution from its Leinenkugel brewery and purchased the Sparks brand, a caffeinated alcohol beverage. By way of innovation, it has launched new beer flavours such as Leinenkugel Sunset Wheat and Miller Chill, a Mexican-inspired, chelada-style light beer. A national roll-out of Miller Chill is now under-way.

Miller has also been able to fill some of the gaps in its offering by selecting from the 200 brands in the wider group portfolio – a resource that many of its competitors simply do not have. Alongside the very successful Peroni Nastro Azzurro, Miller is introducing Aguila from Colombia, and Cristal and Cusqueña from Peru.


Miller
CHILL
CHELADA STYLE
LIGHT BEER
Miller
CHILL
CHELADA STYLE

Miller Chill, Mexican inspired, Chelada style beer

For more information on our South Africa operation, visit
www.sabmiller.com/sabmiller.com/en_gb/Our+business/Our+markets/South+Africa

Our strategic priorities
Constantly raising the performance of local businesses

The group has a strong record of year-on-year improvements in its operational performance. As a result, our standards are high, with operating margins that are typically ahead of the industry in most of our markets. We know, however, that we must keep improving to maintain our lead. Indeed, constant improvement is integral to our business.

Around the world, our manufacturing capability continues to improve in terms of its productivity, efficiency and flexibility and the quality of the end product. To help us progress, we've codified the group's best practice and knowledge in the SABMiller 'Manufacturing Way' – a set of tools and processes developed centrally but applied locally to raise standards across the group.

The year has brought further advances. Manufacturing efficiency has improved and, compared with the previous year, we consumed less water and energy for each hectolitre of beer we brewed, with notional savings of US$2 million in water costs and US$6 million in energy costs. We're continuing to produce more beer from given quantities of raw material while also improving the shelf-life and quality of our products. We've always been committed to quality and we've now formalised this commitment through a comprehensive set of quality standards to be followed by all our breweries.

We also have to win at the point of sale. Unlike manufacturing, this activity varies widely from market to market because local conditions are so different. The underlying skills, however, are the same – improving our distribution logistics, segmenting and analysing the channels to market, and ensuring the right conditions and consumer experience at the point of sale. These are basic activities, but each requires relentless, disciplined execution.



More efficient production at Miller

When Miller in the USA became part of the group in 2002, its eight breweries were running well and the turnaround programme initially concentrated on the company's brand positioning and its sales and distribution. By mid-2003, however, it was clear there were opportunities to improve production as well – notably by implementing the SABMiller 'Manufacturing Way'.

Through a range of measures including better training for Miller's people and deploying them more flexibly and productively on the shop floor, the business has made considerable progress.

Under our OEE (overall equipment effectiveness) measure of efficiency, Miller's performance has risen from 62% in 2002/03 to 73% in the year just ended – an increase of 11%.

In total, Miller's greater production efficiency has saved about US$30 million since 2003. This figure, combined with savings elsewhere in the company, has exceeded the group's original expectations.

Miller Genuine Draft production line, Milwaukee Brewery, USA.

Our divisional seminar on Miller Brewing Company (North America) can be found at www.sabmiller.com/sabmiller.com/en_gb/Investors/Presentations+and+briefings/Presentations+and+briefings+2007/Quarterly+divisional+seminars

Group reported EBITA margin performance (%)



17.5
17
16.5
16
05
06
07

Source: SABMiller plc 2007

80%
volume

We aim to reach 30% of taverners in South Africa that account for 80% of volume within the sector

12,400
newly-licensed taverners

In South Africa our *Mahlasedi* programme has now trained some 12,400 newly-licensed taverners

In China, for example, our priority is to streamline our route to market by reducing the many tiers between ourselves and the restaurants, bars, supermarkets, stores and street kiosks that carry our products. We're also capitalising on the huge popularity of the Snow brand to build closer relationships with our distributors. In addition, as we acquire further breweries in more places, the product has less far to travel – which is good for both costs and quality.

Our South American businesses, meanwhile, are developing their skills in segmented channel marketing. In Colombia – a country with around 340,000 outlets – we've broken down our channels by type of drinking occasion and analysed the outlets, consumption patterns and service needs in each case. This process enables us to focus resources, ensuring that each channel gets the right products in the right packaging, accompanied by the right brand messages and merchandising material.

We're also becoming more sophisticated at creating the right environment at the point of sale. This applies equally to retail outlets and to on-premise settings such as bars and restaurants. Our European businesses have led the way in creating 3D installations and 'beer theatres' with related promotions and events to lift the image of the product and create a more exciting experience for the consumer at large super and hypermarkets.

The Europe division has also formalised best practice when it comes to winning at the point of sale. This has led to the SABMiller 'Trade Marketing Way', a standardised process now being rolled out to other businesses.



Wider distribution in South Africa

In South Africa, the informal taverns or 'shebeens' that serve the bulk of the population are in the process of being legalised. Once they become legitimate business owners, licensed taverners can borrow money against their properties and have an incentive to invest in, and upgrade, their premises.

For SAB Ltd, the change means we can now deliver straight to the point of sale, making our delivery and distribution more efficient. As the legalisation process progresses, we're expanding our distribution with the aim of reaching directly the 30% of outlets that account for 80% of volume within the sector.

We're also taking the opportunity to forge relationships with tavern owners, providing expertise and merchandising material to improve their premises and create a better experience for customers. Our Mahlasedi programme has now trained some 12,400 newly-licensed taverners in essential business skills.

Newly-licensed taverner from our Mahlasedi programme



DLUGO WARZONE
DĘBOWE
NATURALNA MOC
BOGATY SMAK

Trade marketing: 'big idea, brilliant activation'

Each of our European businesses now has a specialised trade marketing function to manage the way we invest at the point of sale. One of the successes of this new function has been BIBA (big idea, brilliant activation). The concept is that each brand embodies a 'big idea' and that brilliant activation at the point of sale brings this idea to life for the consumer. A key objective is to position the product as more than just a commodity.

A BIBA project typically involves an eye-catching display or piece of 'brand theatre'. In a recent example, the Polish business set up point of sale materials in 8,000 retail outlets to promote one of its upper mainstream brands, Dębowe Mocne. The displays continued the 'beer for men' theme of the brand advertising and its associations with reward following hard work. Tools were given away in the accompanying promotion under the message, 'Dębowe Mocne supports your hobby'. As well as strengthening relationships with participating retailers, the project contributed to a 9% increase in brand volumes in the past year.

Dębowe Mocne leads the strong beer segment in Poland

For more information on our enterprise development initiatives, visit www.sabmiller.com/sabmiller.com/en gb/Our+responsibility

Our strategic priorities
Leveraging our global scale

With a presence in more than 60 countries, we aim to use our scale to generate maximum value and competitive advantage for the group. We also intend that each operation should benefit fully from the skills, resources and experience of SABMiller as a whole.

Beer tends to be a local business, subject to local tastes and legislation. Leveraging scale, therefore, is not simply a case of putting two or more businesses together and saving costs. While some such synergies are possible, the real benefits arise in driving sales using our scale to grow the business.

Scale helps us, first of all, to develop our brands. Our global reach provides a valuable platform for distributing and selling our international premium brands – Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell. It also helps as we develop regional brands such as Kozel in Europe and Eagle in Africa. In addition, with 200 brands available, it's possible for individual businesses to select particular beers from our global portfolio and apply them in their own markets as Miller is doing with a number of our Latin American brands. Also, our global scale allows us to share brand innovation. Redd's, for example, originated in South Africa, moved to Poland, where it benefited from further innovation, and is now doing well in Russia.

The second way we use our scale to help us grow is by transferring skills, methods and technologies around the group. This clearly applies when we buy a new business. In South America, for instance, the rigorous application of SABMiller tools and techniques, and the infusion of talent from around the group, is generating tremendous growth and transforming the beer market in the region.

But the transfer of skills is not confined to new acquisitions. We've examined those elements of our management and processes that have made us successful and codified them to ensure they are



Italian style takes on the world

When SABMiller bought Birra Peroni in 2003, it acquired not just a well established business in Italy but a brand with global potential. Research showed that Italy and all things Italian were admired around the world, embodying both passion and effortless style. And with international premium beers growing faster than any other segment, we believed that Peroni's premium brand, Nastro Azzurro, could become a strong international contender.

Peroni Nastro Azzurro was repackaged and relaunched with an elegant new design. Aimed at upmarket consumers, the communication campaign strikes the stylish Italian note that is known to resonate with the target audience. Such is the strength of the concept that each national launch has been able to use the same positioning and communications. Capitalising on our global footprint, the brand has now been launched with appropriate style in ten new countries including the UK, the USA, South Africa and Colombia. More countries will follow.

Like other international premium brands, Peroni Nastro Azzurro is being seeded and nurtured carefully. We've seen growth of 47% in the period, albeit from a low base.

Peroni Nastro Azzurro, one of our international premium brands.

For more information on our Europe operations, visit www.sabmiller.com/sabmiller.com/en_gb/Our+business/Our+markets/Europe



This map highlights Kozel's expansion across our Europe market

Denotes countries where Kozel is brewed

Denotes Kozel's export markets

25
markets

We export Kozel to over 25 markets in Europe and beyond

27%
growth rate

Kozel is now our fourth largest brand in Europe, with a compound annual growth rate of over 27% in the last five years

transferable. The result is a series of SABMiller 'Ways' that set out how we do things in key areas of our business. This knowledge is not static but is constantly refreshed through the knowledge and experience of the entire group, ensuring that we remain a learning, self-refreshing organisation.

Our businesses learn from each other's responses to international trends in their markets. Retailer consolidation, for example, is most advanced in the USA and Europe, and our businesses in these regions are now sharing their experience with colleagues in South Africa and India.

Our global scale also provides opportunities for cost savings and efficiencies. Procurement is a case in point. In recent years, raw materials such as malt, glass and aluminium have been rising in price and it is important that we mitigate these effects. One way we're responding is by using our global scale to purchase more efficiently.

Our Europe division, for example, has been buying malt on a regional basis rather than country by country for a number of years and made considerable savings in the process. More recently, we've capitalised on this expertise by having Europe purchase all the malt for the group. Other divisions have taken responsibility in the same way for other raw materials.

Kozel – the birth of a regional brand

Kozel (translated as 'The Goat') is one of our Czech brands, dating back to the 1870s and also popular in Slovakia. Within the Czech Republic, it has a market share of over 5.1%.

Czech beer has always been highly regarded outside the country, especially in eastern Europe. Capitalising on our regional scale in Europe, we launched Kozel in Russia in 2002 and in Hungary three years later. It's now the leading international licensed brand in Russia and one of the top ten beers in Hungary. We also export it to over 25 other markets in Europe and beyond.

Thanks to this regional expansion, Kozel is now our fourth largest brand in Europe, with a compound annual growth rate of over 27% in the last five years. Margins have also increased as we've benefited from economies of scale.

The case of Kozel shows the group's ability to take a brand that's doing well in one market and move it across borders to enhance the portfolio in other markets. Kozel is now being managed on a regional scale – another indication of greater cohesiveness and collaboration across our European markets.


Kozel
PREMIUM
VELKOPOPOVICKY
Kozel
PREMIUM

Kozel has been brewed for over 130 years



Developing talent in brewing science

To help support the learning and development of our own employees and the global standardisation of brewing qualifications, techniques and processes, we announced, in June 2006, our sponsorship of a new Chair of Brewing Science at The University of Nottingham in the UK.

The first scientist to have taken up the position is Professor Katherine Smart, one of the UK's leading experts in the fermentation processes that determine the quality and flavour of beer.

This sponsorship also marked the launch of a new postgraduate programme, an MSc in Brewing Science. The pioneering, interdisciplinary MSc programme has been developed for individuals working in the brewing industry. It has been designed not only to provide a key pathway for continuing professional development but as a part-time distance learning course so that students can acquire and practise skills in their work environment.

In September 2006, 12 students commenced the three-year part-time course, including 11 employees from SABMiller's operations in the Canary Islands, Czech Republic, Italy, Panama, Poland, Russia and South Africa.

Professor Katherine Smart, Chair of Brewing Science, University of Nottingham, UK

CHIEF FINANCIAL OFFICER'S REVIEW MALCOLM WYMAN



Performing against our strategic priorities

Organic lager volume growth
(%)



12
10
8
6
4
2
05
06
07

Source: SABMiller plc 2007

Group revenue growth (%)
Organic constant currency – basis



12
10
8
6
4
2
05
06
07

Source: SABMiller plc 2007

Key performance indicators (KPIs)
SABMiller has a clear strategic focus, with four strategic priorities, as noted in the Chief Executive's review. Management uses a range of KPIs to monitor progress against these priorities. Some of the most important measures used are:

- Volume growth on an organic basis;
- Growth in revenue on a reported and organic constant currency basis;
- Growth in volumes of premium brands (also called worthmore brand volumes in North America);
- Volume growth of selected international and regional premium brands outside their home markets;
- Organic constant currency EBITA growth and EBITA margin progression; and
- Various non-financial metrics attributable to functional areas.

Certain KPIs are discussed in further detail below within the review of the current year's financial performance. Other non-financial KPIs are included in the Chief Executive's review or in the Operations review.

Selected disclosures of results on an organic, constant currency basis are made in order to exclude the effects of acquisitions and investments, net of disposals and changes in exchange rates on the group's results. Organic results exclude the first 12 months' results in the case of acquisitions and investments and the last 12 months' results from disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2007 at the exchange rates for the comparable period in the prior year.

+11%

Increase in group revenue on an organic, constant currency basis.

Volumes
The adjacent chart shows the group's organic growth in lager volumes for each of the last three years. The group's growth in each year is significantly ahead of the growth rate of the global beer industry.

This year's results demonstrate the operating strength of our business and our recent volume increases reflect access to growth markets by the group's businesses. Total beverage volumes, including carbonated soft drink (CSD) volumes, grew by 10% on an organic basis and 23% on a reported basis to 272 million hectolitres (hl). Within this total, lager volumes at 216 million hl were up by 10% on an organic basis and 23% on a reported basis. Particularly strong growth in lager volumes was recorded in Latin America, Europe and Africa and Asia.

Revenue
Our revenue growth reflects the group's success in expanding its volumes while also achieving judicious price increases and improving the mix of products sold. The adjacent chart illustrates the organic growth in group revenue for each of the last three years with each year's performance shown in constant currency.

Group revenue, including share of associates, was US$20,645 million. This represents an increase of 11% on an organic, constant currency basis and mirrors the growth in volumes. Real price/mix gains were achieved, principally in Europe and South Africa, but were offset by the inclusion in group revenue of the fast growing Asia operations where prices per hectolitre and mix impacts are generally at lower levels than the group average.

Currency movements during the year reduced reported revenue marginally as, against the US dollar, the South African rand weakened and offset favourable impacts from the Polish zloty and Czech crown. Transactions completed in the financial year in India as well as in South America in the prior year had the effect of increasing reported revenue by 11.5%.

For a full financial glossary, visit www.sabmiller.com/sabmiller.com/en_gb/Investors/Financial+glossary/ or see our definitions on page 140

EBITA margin performance (%)
Organic constant currency – basis



30
25
20
15
10
5
Latin America
Europe
North America
Africa & Asia
SA Beverages
Hotels & Gaming
Group

Source: SABMiller plc 2007

In the five years since the Miller transaction, the group has grown revenue strongly, both on an organic basis and by acquisition. The compound annual organic growth rate in volumes has been 5%. The group has leveraged volume growth through price and mix benefits to generate compound annual group revenue growth of 9% over that period.

EBITA

EBITA is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software). It includes the group's share of associates' operating profit on a similar basis. We choose to report EBITA in our results in order to accord with the manner in which the group is managed. SABMiller believes that the reported EBITA profit measures give shareholders additional information on trends and make it easier to compare different segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

The adjacent chart shows the organic increase in EBITA for each of the last three years with each year's performance shown in constant currency. EBITA grew 12% on an organic, constant currency basis. Reported EBITA, which includes the impact of currency movements and acquisitions, grew by 22% to US$3,591 million. Growth in EBITA reflects the benefits of volume and revenue increases as well as productivity. The group has a record of improving its productivity over time, notwithstanding increases in capital investment and in sales and marketing expenses.

Double digit organic constant currency growth in EBITA was achieved by Europe, Latin America, Africa and Asia, and SA Beverages, which enabled the group to absorb the EBITA decline in North America and still achieve a good overall performance for the year.

EBITA margin

A key strength of the group is its ability to constantly raise the performance of local businesses, as seen in continued improvements in EBITA margin in the chart above, as a group and in most of the divisions. Revenue growth and further production efficiencies enabled the group to continue to meet its objective of ongoing margin enhancement with a further improvement of 20 basis points to 17.4%. This is dampened somewhat from previous years' improvements as we were impacted by commodity price pressures, particularly in the North America business.

+20 bp

A key strength of the group is its ability to constantly raise the performance of local businesses, as seen in continued improvements in EBITA margin.

The group's reported EBITA margin has been enhanced by the full-year inclusion of South America which has an aggregate EBITA margin of 21.4% which is higher than the average for the rest of the group.

However the overall country EBITA margin improvements are less obvious in the group EBITA margin improvement because the growth in the lower-margin Asian countries and the mix of profits in our African countries affect the margin of Africa and Asia and the margin of the group as a whole.

Exceptional items

Items that are material either by size or incidence are classified as exceptional items. Further details on the treatment of these items can be found in note 4 of the consolidated financial statements.

Exceptional charges of US$93 million were reported during the year. Of these, $69 million relates to integration and restructuring costs incurred in Latin America of which US$64 million (2006: US$11 million) was incurred in the region and US$5 million (2006: US$4 million) in the corporate centre.

In the five years since the Miller transaction, the group has grown revenue strongly, both on an organic basis and by acquisition. The compound annual organic growth rate in volumes has been 5%. The group has leveraged volume growth through price and mix benefits to generate compound annual group revenue growth of 9% over that period.

EBITA growth (%)
Organic constant currency – basis


20
15
10
5
05*
06
07

Source: SABMiller plc 2007 *UK GAAP

Adjusted EPS and Dividend
(US cents)



120
100
80
60
40
20
EPS
Dividend
03
04
05
06
07

Source: SABMiller plc 2007

The board has proposed a final dividend of 36 US cents to make a total of 50 US cents per share for the year – an increase of 14% on the prior year.

Europe has also reported a net exceptional cost of US$24 million. This comprises a profit on the disposal of land in Naples of US$14 million less integration costs of US$7 million, principally incurred in Slovakia, and an adjustment to goodwill at Birra Peroni. As required under IFRS, to the extent that a business is able to utilise, after an acquisition, previously unrecognised deferred tax assets, an adjustment to goodwill is required with a compensating adjustment to tax. During the year we have recorded such an adjustment for US$31 million and this has been included within exceptional items.

Finance costs and tax

Net finance costs increased to US$428 million, a rise of 43% on prior year finance costs of US$299 million. This follows an increase in net debt in the second half of last year following the Bavaria Group transaction and the refinancing which was undertaken in the current year to enter into further fixed interest rate bonds. Interest cover, based on pre-exceptional profit before interest and tax, fell from 9.2 times in the prior year to 7.8 times.

The effective tax rate of 34.5%, before amortisation of intangible assets (excluding software) and exceptional items, increased above that of the prior year, principally reflecting a different mix of profits across the group, including South America for a full year, and adjustments in respect of prior years partially offset by improved tax efficiencies and some rate reductions in certain jurisdictions.

Currency

The South African rand declined against the US dollar during the year and ended the financial year at R7.29 to the US dollar, whilst the weighted average rand/dollar rate worsened by 10% to R7.06 compared with R6.41 in the prior year. The weighted average Colombian peso (COP) rate declined by almost 2% against the US dollar compared to the post-acquisition period of the prior year, whilst the actual financial year rate ended at COP2,190 to the US dollar, against a rate of COP2,292 at 31 March 2006. Currencies in Central and Eastern Europe strengthened against the US dollar.

Earnings

On a statutory basis, the group's profit before tax increased by 14% to US$2,804 million, reflecting the changes to the constituent factors and the exceptional items noted above.

The group presents adjusted basic earnings per share to exclude the impact of amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings increased by 20% to US$1,796 million and the weighted average number of shares in issue for the year was 1,496 million, up from last year's 1,372 million. This mainly reflects the issue of shares in October 2005 as partial consideration for the transaction in South America.

+10%

Adjusted earnings per share increased by 10%.

Adjusted earnings per share increased by 10%. The group's adjusted earnings per share also showed double-digit increases when measured in South African rand and 4% growth in sterling. A reconciliation of basic earnings per share to adjusted earnings per share is shown in note 8 to the financial statements.

Dividends

The board has proposed a final dividend of 36 US cents to make a total of 50 US cents per share for the year – an increase of 14% on the prior year. This represents a dividend cover of 2.4 times based on adjusted earnings per share, as described above (2006: 2.5 times, based on adjusted earnings per share). The group's target is to achieve dividend cover of between 2.0 and 2.5 times, relative to adjusted earnings per share. Details of payment dates and related matters are disclosed in the Directors' report.

Net cash from operations
(US$m)


4,000
3,000
2,000
1,000
05
06
07

Source: SABMiller plc 2007

Acquisitions
In the first half of the year the group purchased the Sparks and Steel Reserve brands for a cash consideration of US$215 million. The group also acquired a 100% interest in the Foster's operation and brand in India at a cost of US$127 million.

During the year we formed Pacific Beverages, a joint venture with Coca Cola Amatil in Australia, to import, market and distribute three of the group's international premium brands. In Vietnam the group's joint venture with Vinamilk made significant progress as its brewery near Ho Chi Minh City moved into production, establishing a platform in this fast growing market.

In China, our associate CR Snow, has continued to consolidate its position as the country's largest brewer with the purchase of further breweries as well as the remaining 38% minority shareholding in the Blue Sword group which CR Snow did not already own, consolidating its interests in the south west of the country. During the year the group has also purchased further minority shareholdings in our operating companies in Colombia, Peru and Ecuador.

Cash flow and investment highlights
The group has an excellent record of generating cash, as shown in the chart above. Increases in cash generation reflect growth in profitability and improvements in working capital efficiency before interest, tax payments and investment activities.

22%

Cash generation was again strong with the ratio of EBITDA to revenue at 22%.

Cash generated from operations increased by 22% over the prior year to reach US$4,018 million. Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$4,031 million from last year's US$3,348 million. The group's cash flow generation was again strong with the ratio of EBITDA to revenue (both metrics excluding results of associates) at 22% (2006: 22%).

The group maintained its net liability position in working capital with only a marginal cash outflow from working capital during the year.

Free cash flow conversion remains strong, despite capital expenditure increasing by US$212 million to US$1,244 million and US$801 million in tax payments – both measures including the full-year impact of our businesses in South America. Overall, the group achieved operating free cash flow of US$1,485 million (2006: US$1,069 million). This represents net cash inflow from operating activities less interest paid, taxation paid and cash paid for capital expenditure on property, plant and equipment and intangible assets. Operating free cash flow excludes dividends received from associates and other investments along with cash received from the sale of property, plant and equipment, intangible assets and investments.

Capital expenditure has risen by 21%, resulting from higher spending over the prior year in most of our businesses which in turn reflects capacity increases and spending on containers. In addition, total capital expenditure for the current year includes a full year for South America where container upgrades and capacity expansions required significant capital expenditure.

Tax paid has fallen from US$869 million to US$801 million, despite the full-year inclusion of South America in the current year, reflecting the movements in foreign exchange, together with certain timing differences in tax payments relating to dividends from South Africa.

Financial structure and liquidity
The group finances its operations through cash generated by the business and a mixture of short and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper. In this way, the group avoids over-reliance on any particular liquidity source. The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currency as the functional currency of its main units. The group borrows principally in US dollars, SA rand, euros, Polish zloty and Colombian pesos at both fixed and floating rates of interest.

The group achieved operating free cash flow of US$1,485 million. Free cash flow conversion remains strong, despite capital expenditure increasing by US$212 million.

Funding structure

	2007 $m	2006 $m
Overdraft	(187)	(324)
Borrowings	(7,029)	(7,251)
Derivatives	(127)	(173)
Finance leases	(15)	(27)
Gross debt	(7,358)	(7,775)
Cash and cash equivalents	481	472
Loan participation deposit	–	196
Net debt	(6,877)	(7,107)

	2007 $m	2006 $m
Maturity of borrowings:		
Within one year	(1,711)	(1,950)
Between one to two years	(414)	(247)
Between two and five years	(2,984)	(3,045)
Over five years	(2,277)	(2,535)

Source: SABMiller plc 2007

The group's gearing has decreased to 45.8% from 52.3% at 31 March 2006.

The group also enters into derivative transactions to manage the currency, commodities and interest rate risk arising from its operations and financing activities. The group can also purchase call options where these provide a cost effective hedging alternative and where forming part of an option collar strategy. The group can also sell put options to reduce or eliminate the cost of purchased options. It is group policy that no trading in financial instruments is undertaken.

Exposure to movements in interest rates on group borrowings is managed through a combination of fixed rate bonds, interest rate swaps, cross currency swaps and forward rate agreements. It is the group's policy to limit the impact of movements in interest rates on floating rate debt to 1% of group operating profit, excluding exceptional items, for each 1% change in interest rates. As at 31 March 2007, 34% (2006: 25%) of the group's borrowings were at fixed rates after taking into account interest rate swaps and forward rate agreements.

The tables above summarise the group's funding structure at 31 March 2007.

Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, has decreased to US$7,358 million from US$7,775 million at 31 March 2006 (as restated for the finalisation of the South America acquisition balance sheet). Net debt comprising gross debt net of cash and cash equivalents and the loan participation deposit has decreased to US$6,877 million from US$7,107 million at 31 March 2006 (as restated) reflecting the cash generated by the group less capital investments and dividends paid. The group's gearing (presented as a ratio of debt/equity) has decreased to 45.8% from 52.3% at 31 March 2006 (as restated).

On 27 June 2006 the group raised US$1,750 million of new debt through the issue of US$300 million of three-year Floating Rate Notes at US LIBOR plus 30 basis points, along with a US$600 million 6.2% five-year bond and a US$850 million 6.5% ten-year bond. The proceeds of these issues were used to refinance amounts drawn down under committed facilities related to the Bavaria Group transaction, including subsequent purchases of minority interests and the restructuring of priority debt.

Further progress has been made in the restructuring of debt in the Bavaria Group, with US$500 million 144A bonds and US$150 million (equivalent Colombian pesos) related to a securitisation programme repaid in May 2006 and in October 2006 respectively.

The group has further diversified its sources of financing by launching, on 12 October 2006, a US$1,000 million commercial paper programme. This programme provides the group with a new flexible and cost effective source of US dollar funding.

The average loan maturity in respect of the fixed rate debt portfolio is 4.7 years (2006: 4.8 years). The weighted average interest rate for the total debt portfolio at 31 March 2007 was 7.6% (2006: 6.9%) reflecting the currency profile of the debt and movements in rates in the year.

In the prior year, the group had US dollar and sterling private placement notes in issue with final maturity in 2008. As part of the refinancing for the Bavaria transaction, notice was given to repay all of these notes. These amounts included an early redemption penalty of US$13 million, included in interest payable but treated as an adjusting item for adjusted earnings purposes in the prior year.

The group uses cash in hand, cash from operations and short-term borrowings to manage its liquidity. As at 31 March 2007, the group had cash and cash equivalent investments of US$481 million (2006: US$472 million).

Our strong financial structure gives us adequate resources to fund ongoing business along with medium-term flexibility to invest in appropriate growth opportunities and manage the balance sheet. The group has US$3,426 million in undrawn committed borrowing facilities (2006: US$4,030 million).

Balance sheet profile
As outlined above, the group has continued to enter new markets to strengthen its positions through additional acquisitions and investments. These transactions have altered the balance sheet profile of the group and details are given in note 27 to the consolidated financial statements.

Total assets increased to US$28,736 million from the prior year's US$27,115 million. There was also a marginal increase of US$53 million in equity earnings attributable to minorities less balances acquired as part of minority interest acquisitions.

Goodwill increased by US$436 million, as a result of foreign exchange on goodwill denominated in currencies other than the US dollar and on the acquisition of the Foster's India business and the various minority interests acquired. The finalisation of the South America acquisition balance sheet has been reflected as a restatement to the 2006 position and is detailed in note 28 and increased provisional goodwill, previously recognised, by US$275 million.

Intangible assets increased by US$305 million primarily due to the acquisition of brands including the Sparks and Steel Reserve brands in North America and Fosters in India.

Shareholder value
The value that a company returns to its owners is best measured by total shareholder return (TSR) – a combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return have been affected by the volatility of equity indices. Nevertheless, since SABMiller moved its primary listing to the London Stock Exchange in March 1999, the FTSE 100 has produced a TSR of 31% to 31 March 2007 while the group has delivered a TSR of 217% in sterling terms over the same period.

Accounting policies and definitions
The principal accounting policies used by the group are shown as note 1 to the financial statements. Note 1 also includes recent accounting developments, none of which is expected to have a material impact on the group.

In addition, note 1 details the areas where a high degree of judgement has been applied in the selection of a policy, an assumption or estimates used. These relate to the assumptions used in impairment tests of carrying values for goodwill and intangible assets; estimates of useful economic lives and residual values for intangible assets and property, plant and equipment; assumptions required for the calculation of post-retirement benefit obligations; and judgements in relation to provision for taxes where the tax treatment cannot be fully determined until a formal resolution has been reached with the relevant tax authority.

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity-accounted associates, other than associates where primary responsibility for day-to-day management rests with others such as Castel and Distell. In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Although contract brewing volumes are excluded from total volumes, turnover from contract brewing is included within group turnover.

Translation differences on non-dollar assets and liabilities are recognised in the statement of total recognised gains and losses. It is not the group's policy to hedge foreign currency earnings and their translation is made at weighted (by monthly revenue) average rates.

Malcolm Wyman
Chief Financial Officer

From March 1999, the FTSE 100 has produced a TSR of 31% to 31 March 2007 while the group has delivered a TSR of 217% in sterling terms over the same period.


OPERATIONS
REVIEW
LATIN AMERICA

Financial summary	Latin America 2007	Latin America 2006
Group revenue[1] (US$m)	4,392	2,165
EBITA[2] (US$m)	915	436
EBITA margin (%)	20.9	20.1
Sales volumes (hl 000):		
– Lager	34,948	16,163
– Carbonated soft drinks (CSDs)	9,058	7,335
– Other beverages	10,416	6,049

[1] Including share of associates revenue

[2] In 2007 before exceptional items of US$64 million (2006: US$11 million) being integration and restructuring costs

Key focus areas

- Develop a brand led and consumer facing organisation through disciplined execution of brand marketing, renovation of existing mainstream brands and development of the premium segment
- Win at the point of sale by investing in enhanced drinking environments, implementing segmented channel marketing and improved distribution channels
- Reduce operating costs and improve capabilities
- Increase performance by continuous improvement through performance management, strategic people resourcing and skills development
- Ensure effective integration of Central and South America into the one Latin America region

EBITA for the region was US$915 million. Organic constant currency growth of US$117 million represents growth of 27% on the prior year. The results in Latin America reflect robust market performances and successful business initiatives in each country underpinned by strong economic growth in the region. In South America, the strong momentum reported at the half year continued into the second half with *pro forma* lager volumes increasing by 12% for the year, while in Central America both beer and CSDs showed commendable performances, with growth of 8% and 6% respectively. The integration of operations in South America into the SABMiller group has been successfully completed during the year.

In **Colombia**, lager volumes for the year grew by 11% on a *pro forma* basis driven by solid economic growth, successful brand and packaging renovations, increased marketing investment and improved retail price discipline, which drove lower retail prices. Brand renovations during the second half of the year included the local premium brand Club Colombia and Pilsen in the mainstream segment, while in the premium segment our Peroni Nastro Azzurro brand was successfully launched. Trade marketing capabilities have been upgraded and include the appointment of brand developers to focus on quality of point of sale and enhancement of drinking occasions, while order taking has been supplemented with a telesales operation. Improvements have also been made in the distribution system, notably the introduction of a deposit system for returnable containers in October 2006, while national pricing was introduced from December 2006. Strong growth has necessitated investment in production capacity and a new 3.5 million hectolitre brewery in western Colombia is scheduled to come on stream in October 2007. Corporate restructuring proceeded during the year, including an offer to minority shareholders which resulted in an increase in SABMiller's effective interest in Bavaria S.A. to 98.5%. The sale of Productura de Jugos S.A., our fruit juice and fruit pulp manufacturer, received the necessary regulatory approvals, and was completed in May 2007.

A good performance was reported by our **Peru** operations with *pro forma* lager volume growth of 16% for the year, which was assisted by strong GDP growth of 8%, as well as the impact of competitive pricing in the earlier part of the year. Our flagship mainstream brand, Cristal, was relaunched with a new and innovative packaging design and clear positioning as the beer of the Peruvians, resulting in annual growth of 27% and a significant improvement in market share. This, together with further investment in marketing, brand renovations and new brand launches in the second half of the year, particularly in the premium category, resulted in the company increasing its market share year on year to 92%. In the premium segment, our Peroni Nastro Azzurro brand was launched in February 2007 following the launch of our regional brand, Barena, in October 2006 and Cusqueña was relaunched in new packaging during March 2007. Pack mix has improved in favour of returnable packaging, influenced by the introduction of a deposit system in November 2006, while our route to market will benefit from the organisational change focusing on channel marketing based on consumption occasions. Corporate restructuring continued, including the purchase of further minority shareholdings, with SABMiller's effective interest in Backus & Johnston increasing to 93.3%.

In **Ecuador**, *pro forma* lager volume growth of over 12% was driven by the flagship mainstream brand Pilsener, capitalising on favourable economic conditions and buoyant consumer demand, underpinned by the brand's mid-year packaging upgrade. Market share gains in the fourth quarter confirmed the strength of this brand as the leading brand in Ecuador. Total beer market share increased by nearly one percentage point to 95.3% at the end of March 2007. The favourable volume performance together with a 7% price increase earlier in the year boosted profitability.

In **Panama**, we increased our share of the beer market by 2.5% on a year-on-year basis to reach 84%, with the market growing by an estimated 4%, fuelled by strong GDP growth. Our mainstream brands Atlas and Balboa have performed well, contributing to total *pro forma* volume growth of 7%, despite a significant price increase introduced in July 2006. The relaunch of SABMiller's international premium brand, Miller Genuine Draft, in October 2006 has strengthened our performance in the premium segment. In the non-beer segment, the unit performed well ahead of the prior year with sales volumes increasing by 11% on a *pro forma* basis, mainly driven by CSDs.

In **Honduras**, lager sales volumes grew by 3%, while CSDs reported growth of 9%. The volume growth of our Barena brand in the lager premium segment has improved the mix, and together with the full-year effect of price increases in February 2006, has enhanced profitability. Innovation continued with Port Royal Gold Grand Reserve launched in a 12oz aluminium bottle at

For subsidiary company results, view www.sabmiller.com/sabmiller.com/en_gb/Investors/Subsidiary+company+results

OPERATIONS REVIEW EUROPE

a premium price. CSD volume growth was impacted by competitive pricing and discounting in the market, with a shift in mix to family packs tempering price gains.

The trading environment in **El Salvador** showed signs of improvement compared with the prior year. However the country continues to attract high levels of competition in both lager and CSDs. Our operations performed strongly, with lager volume growth of 14% assisted by good economic growth, and market share increased. Mix improved with our local premium brand, Golden Light, reporting growth of 36%. Soft drinks volumes grew by 5% with robust market share gains on the back of above inflation price increases in April 2006. The benefit of better pricing in CSDs was somewhat reduced by adverse pack mix.

Towards the end of the year, SABMiller entered the **Puerto Rico** market with the launch of Peroni Nastro Azzurro in March 2007. The sale of our **Costa Rica** Pepsi soft drink bottler was completed in April 2007.

In line with the strategic initiatives and plans for the region, a significant amount of restructuring and integration has been completed with one-time integration costs of US$64 million recorded during the year, mostly related to packaging upgrades and organisational restructuring. Capital investment levels will increase in the next year as we continue to implement our restructuring plans.

Financial summary	Europe 2007	Europe 2006	%
Revenue (US$m)	4,078	3,258	25
EBITA* (US$m)	733	569	29
EBITA margin (%)*	18.0	17.5	
Sales volumes (hl 000):			
– Lager	40,113	35,664	12
– Lager organic	39,641	35,664	11

* In 2007 before net exceptional costs of US$24 million (2006: nil) being profit on disposal in Italy of US$14 million less restructuring costs of US$7 million primarily in Slovakia and an adjustment to goodwill on acquisition of US$31 million for Birra Peroni

Key focus areas

- Continue to focus on superior execution to drive market share gains
- Further develop premium brands and the ongoing renovation of core mainstream brands
- Innovate across product, pack, and display to capture value
- Work with retailers to market to our consumers effectively at the point of sale
- Leverage our scale across procurement, manufacturing, brand management and the transfer of knowledge and best practice

Europe again delivered excellent results, with total lager volume growth of 12% (organic 11%) and EBITA improving by 29%. Volumes were strong in Poland, Russia and Romania, while most other operations outperformed their underlying market growth. Volume performance was boosted by the favourable weather conditions which prevailed during the year, including an exceptionally mild winter, generally buoyant economies and the soccer World Cup. Direct marketing investment grew in line with revenue while productivity was up 6%, reflecting improved scale efficiencies. EBITA margin enhancement of 50 basis points was assisted by positive brand mix, with premium brands growing 15%.

Reported EBITA growth of 29% was enhanced by strong currencies, with organic constant currency growth of 19%. During the second half, margins tightened with a move to non-returnable packaging, particularly cans, where volumes were up 34%. Poor 2006 barley and hop harvests resulted in significantly increased malt and brewing costs in the final quarter, whilst skills shortages, and noticeable wage pressures, emerged across Central and Eastern Europe.

In **Poland**, our volumes were up 13% and market share increased by 1% to 39%. Industry growth was 10% owing to the combined effects of the World Cup, a warm summer and mild winter, a buoyant economy and growth in personal incomes. The operation achieved a small real price increase, a trend improvement from prior years, while industry prices declined in real terms. Tyskie and Zubr, Poland's two leading beer brands, grew volumes by 10% and 23% respectively, while our upper mainstream brand Lech grew 9%. In the premium segment, our flavoured beer, Redd's, grew 42% with a new variant, upgraded packaging, and a successful repositioning of the range towards female consumers contributing to growth in volumes. Sales and distribution initiatives have focused on increased product visibility, more chilled product availability and improving share of display within outlets. Marketing support has centred on enhanced consumer and outlet segmentation and shopper marketing techniques. Current expansion of brewing and packaging will increase annual capacity from 12.5 million hectolitres to 15 million hectolitres by July 2007, with the Tychy brewery having capacity of 8 million hectolitres.

In the **Czech Republic**, volumes grew by 1% which was in line with the industry, and domestic volume share was stable at 49%. Our strategy to build value share continued, with our premium brands up by 2% overall while our economy brands declined by 8% as we chose not to follow aggressive competitor price discounting in this segment. Pilsner Urquell grew by 4% and exceeded 1 million hectolitres for the first time. This performance was achieved by expanding our presence in the on-premise channel, as well as the launch of new packaging and a focus on shopper marketing in large format supermarkets. Volumes of our leading Czech brand Gambrinus (26% market share) declined in the on-premise channel following a price increase. However, off-premise growth was strong, supported by new

OPERATIONS REVIEW
NORTH AMERICA

primary and secondary packaging, the introduction of new multipacks, and brand sponsorship of the Czech national soccer team during the World Cup. Kozel grew by 10% in the domestic market, following the introduction of a new proprietary bottle, new labelling and a new variant. Across Central and Eastern Europe, Kozel is now marketed and sold in several of our countries and total volumes were up 17% to 2.5 million hectolitres. Exports to the key German market were well up with Pilsner Urquell growing by 31% and now established as the leading premium imported beer in the off-premise channel. Price increases marginally ahead of inflation were achieved, largely in the on-premise channel.

In **Russia**, volumes ended 24% up on prior year, well ahead of the market growth of 17%. Price increases of 5% were achieved against generally restrained industry pricing, and our national value share continued to increase. We significantly increased our investment in coolers and extended retail coverage by 25%. Miller Genuine Draft returned to robust growth, with volumes up 21% and a new half-litre bottle driving new consumption occasions. Zolotaya Bochka, the fastest growing local premium brand, was up 40% with the launch of a twist-off crown, and Pilsner Urquell and Redd's both grew strongly. Our marketing effort now includes non-traditional media, with the use of internet based marketing techniques. Profitability was improved by considerable operating leverage. The expansion of our Kaluga brewery to 6 million hectolitres continued on schedule and in March 2007 we announced a new 3 million hectolitre brewery to be constructed for US$170 million in Ulyanovsk, 1,000 km east of Moscow.

In **Italy**, the beer market grew by an estimated 3%, benefiting from some improvement in economic performance, increased consumption during the World Cup and a mild winter. Excluding imports, domestic industry production was up 1%, while Birra Peroni's total volume growth was 2%, with branded domestic volumes 5% higher than last year and private label declining by 28%, as we continued our managed reduction in our presence in this category. Nastro Azzurro was up 9% with premiumisation of the brand continuing through key prestige sponsorships and a marketing position focused on Italian style and design. The Peroni brand accelerated to 6% growth from the 2% posted last year, supported by a successful draught launch in the Northern provinces. Exports of Peroni Nastro Azzurro continued their strong momentum. The operation has recorded a solid improvement in profitability.

In **Romania**, industry volume growth is estimated at 20%, led by the continuing performance of mainstream PET. Our operation was capacity constrained during the first half of the year but nevertheless grew full year volumes by 23% and year-on-year market share rose by 60 basis points to 22%, driven by second-half volume growth of 42%. Our premium brand Ursus grew by 16%. Our mainstream Timisoreana Lux brand grew by 59% and was the strongest growing brand in the market, assisted by the newly launched two litre PET pack. Industry pricing remained subdued. Following from the strong growth of recent years, capacity is being expanded from 4.3 million hectolitres to 6.3 million hectolitres over the next 18 months.

In **Hungary**, our volumes grew by 7% and outperformed the market. This performance was achieved against a backdrop of significant fiscal austerity measures impacting consumers, a 20% excise increase, and competitor discounting.

In **Slovakia**, the major focus has been the integration of Topvar, which was completed successfully during the year. Organic growth of our brands was broadly in line with the market which was up by an estimated 2% as it begins to exhibit signs of recovery from the major excise rises of recent years.

In the **Canaries**, our international brands gained almost 3% while profits were boosted by the distribution of Red Bull and the introduction of Appletiser, alongside the existing Compal range of juices.

In its first full year of operation, **Miller Brands UK** has exceeded our expectations, with volumes and revenues ahead of plan. Peroni Nastro Azzurro, supported by innovative marketing and increased distribution, has grown 36%. The prior year decline in Miller Genuine Draft has been halted, and Pilsner Urquell has been successfully repositioned. In February 2007, the two key Polish brands Tyskie and Lech were added to the portfolio and are growing strongly.

Financial summary	North America 2007	North America 2006	%
Revenue (US$m)	4,887	4,912	(1)
EBITA (US$m)	375	454	(17)
EBITA margin (%)	7.7	9.3	
Sales volumes (hl 000):			
– Lager (excluding contract brewing)	46,591	47,059	(1)
– Contract brewing	8,907	10,246	(13)
– CSDs	84	74	13
– STRs	43,897	43,964	(–)

Key focus areas

- Grow Miller Lite share of the light category
- Strengthen our worthmore brand portfolio
- Maximise value of our heritage and legacy brands
- Improve influence with key distributors
- Reduce operating costs
- Empower the organisation to pursue opportunities with a challenger mindset

Miller Brewing Company experienced a difficult year, with significantly higher commodity costs, declining Miller Lite volume and price competition in the economy segment negatively impacting results. However, in line with its strategy, the company continued to migrate its brand portfolio to higher margin segments, deliver domestic revenue increases, and invest in its core brands and organisational capabilities in order to drive sustainable, long-term growth.

As the US beer industry continued to feel the impact of consumers trading into wine and spirits, volume performance of mainstream domestic beers was outpaced by import and craft brands. Total US industry domestic shipment volumes decreased by 0.4% during the financial year, while imports increased 13.1%.

In this trading environment, Miller's US domestic sales to retailers (STRs) were level with the prior year and down 3% on an organic basis, excluding the acquisition of the Sparks and Steel Reserve brands at mid year. Domestic shipments to wholesalers (STWs) were in line with STRs in the period. There was one less trading day in the year under review in comparison to the prior year.

Total shipment volumes, excluding contract brewing, declined by 1% as export sales to non-SABMiller markets declined due to challenging trading conditions. Contract brewing volumes were lower by 13%, largely as a result of the acquisition of Sparks and Steel Reserve which Miller had previously brewed under contract, and are down 4% on an organic basis.

Miller Lite sales declined by 1% as the brand cycled strong prior year comparisons and faced broader competition in the low calorie segment from import and craft entrants. Miller Genuine Draft continued its decline broadly in line with the overall decline in the full-calorie mainstream domestic segment.

While Miller High Life sales decreased in low single digits, a new advertising campaign in the third quarter helped drive positive trends in core markets by the end of the fourth quarter. Milwaukee's Best franchise sales declined in mid-single digits due to pricing dynamics within the economy segment. Miller High Life and Milwaukee's Best trends were both negatively impacted by reduced pricing gaps between the economy and mainstream segments, both at the wholesale and retail level.

Miller's worthmore platform continues to grow robustly, led by Peroni and Leinenkugel's, both of which brands significantly outperformed their respective import and craft segments. Sparks, which Miller acquired in August 2006, continues to perform strongly as the leader in the fast-growing caffeinated alcohol beverage segment.

Total revenue declined slightly by 1% versus the prior period, to US$4,887 million. Contract brewing revenues declined by 13%, but increased marginally after adjusting for the shift of Sparks and Steel Reserve from contract brewing to domestic brewing. Domestic net revenue per hl increased 1.7%, driven by price increases of nearly 2%. Improved brewery efficiencies and cost savings partially offset very significant commodity cost increases, thereby limiting the increase in cost of goods per hectolitre sold to mid-single digits.

Miller strengthened its sales capabilities with the addition of specialised sales staff for Sparks and import brands. Furthermore, in the fourth quarter, Miller announced plans to create new model markets in Texas and Florida/Georgia in which it will deploy sales, marketing, planning/strategy and finance capabilities locally to better capture business opportunities. Based on the learnings from these initial markets, Miller intends to roll out this initiative to additional markets in the next fiscal year.

EBITA for the period of US$375 million was 17% lower than the prior year, driven primarily by higher input costs of fuel, glass and, especially, aluminium. Overall EBITA margin decreased to 7.7% due mainly to the challenging input costs environment.

Going forward, Miller has set itself strategic objectives of which the primary objective is to grow Miller Lite in the mainstream light segment. Secondly it is to strengthen Miller's worthmore portfolio through expanding the distribution of Sparks, Leinenkugel's and Peroni and adding Miller Chill, a new light lager, and various South American brands. Miller also intends to maximise the sales and profitability of its legacy brands, whilst it is committed to delivering further operational efficiencies, which include projects to deliver savings of US$100 million by 2010, to reinvest into sales and marketing and improving margins.

OPERATIONS REVIEW
AFRICA AND ASIA

Financial summary	Africa and Asia 2007	Africa and Asia 2006	%
Group revenue[1] (US$m)	2,674	2,221	20
EBITA (US$m)	467	422	11
EBITA margin (%)	17.5	19.0	
Sales volumes (hl 000)*:			
– Lager	68,067	50,956	34
– Lager organic	64,429	50,956	26
– CSDs	4,796	4,061	18
– Other beverages	15,137	13,093	16

[1] Includes share of associates revenue

* Castel volumes of 15,407 hl 000 (2006: 13,991 hl 000) lager, 9,424 hl 000 (2006: 8,557 hl 000) CSDs, and 3,320 hl 000 (2006: 3,015 hl 000) other beverages are not included

Key focus areas

- Build brand portfolios of leading mainstream and premium brands, and affordable branded alternatives
- Improve product availability with capacity expansion and extended distribution beyond major cities
- Invest to meet growing demand and increase efficiency and productivity
- Capitalise on our market leadership position in China to further build Snow as the country's largest brand and enhance profitability
- Further build our operations across India, Vietnam and Australia

Africa and Asia growth momentum continued for the year, with lager volume growth of 34% (organic growth of 26%) and reported EBITA growth of 11%, despite currency weakness in some of the African countries. Organic volume growth has been assisted by innovation, packaging upgrades and brand renovation. Whilst EBITA increased in Asia and in Africa, despite headwinds in Botswana, geographic EBITA mix in Africa combined with faster revenue growth in Asia resulted in a lower EBITA margin for the region, as had been anticipated.

Africa

Lager volumes for Africa, excluding Zimbabwe, grew 7% for the year while growth in total volumes, excluding Zimbabwe, was 11%. Continued economic growth in most countries, ongoing brand renovation and further improvements in distribution networks


OPERATIONS
REVIEW
SOUTH AFRICA

combined to deliver this result. Zimbabwe continues to experience difficult economic and political conditions with foreign currency shortages a key issue.

Mozambique enjoyed a third consecutive year of volume growth, with lager volumes advancing 11% on the back of improving economic fundamentals, a strong brand portfolio and new distribution centres in the North. Our key brands, 2M, Manica and Raiz, performed well. Recent flooding in the Zambezi river delta did little to hamper the ongoing volume growth. During the year a new brewhouse was commissioned in Maputo, with a further new brewhouse planned for Beira in the coming year.

Tanzania posted lager volume growth of 8% with recent packaging changes in key brands driving much of this growth. Castle Lager was reintroduced in a new long neck bottle, posting double digit growth, notwithstanding its price premium, and our local premium brand, Ndovu, was successfully relaunched as a pure malt lager. Profitability was constrained by the effects of currency weakness and higher input and energy costs.

Uganda's lager volumes again grew in double digits this year with volumes up 12%, and our core mainstream brands of Nile Special and Club enjoyed good growth during the year. Profitability improved despite increased fuel costs.

Following the effects of prior year devaluations and pressure on consumer disposable incomes, **Botswana** recorded another year of decline with lager volumes down 4%. Cost pressure was evident throughout the year as the operation is heavily reliant on imported goods and services with the consequent impact on profit margins. The final quarter, however, reflected growth in all beverage categories.

Elsewhere in Africa, **Ghana** benefited from a successful new brand launch, Stone Lager, which drove market share gains and improved profitability. Our innovative sorghum-based Eagle lager continues to play a meaningful role in the economy segment across the region and is now available in Uganda, Zambia and Zimbabwe and was launched in Tanzania in April.

CSD volumes in **Angola** grew by 33% to surpass 2.5 million hectolitres. Ongoing capacity upgrades are planned to meet ongoing growth. The Empressa N'Gola brewery in Southern Angola, which SABMiller has managed under contract for many years, was successfully privatised in December 2006, with SABMiller acquiring a 45% shareholding.

Castel delivered a strong performance, with lager volumes growing 10% while CSDs increased by 10%. Ethiopia and Angola provided above average growth with continued improvements in the more established markets in Cameroon, Gabon and Morocco.

Asia

China maintained the momentum reported at the half year with organic volume growth for the full year of 30%, well above industry growth rates, and all regions posted growth. Our national brand, Snow, showed a higher growth rate, with annual volumes approaching 30 million hectolitres. Snow is now the leading brand by volume in China, driven by the combined impact of national brand campaigns and the expansion of our production base.

The greenfield brewery in Guangdong province was commissioned in February 2006 and produced volumes of 550,000 hl in its first full year. During the year we acquired five breweries and in January 2007 we announced the acquisition of the 38% minority shareholding in the Blue Sword group of companies in Sichuan Province which was completed in April 2007.

Increases in energy costs impacted the business, and price increases were insufficient to offset the full effect of the cost increases and higher marketing spend. Profit margins were also impacted by start-up costs and initial losses at our greenfield breweries.

India also recorded excellent lager volume growth of 36% on a *pro forma* basis, above industry growth rates. Volumes were notably strong in Andra Pradesh as well as Punjab and Haryana, where industry reform provided a boost to volumes. Continuing capacity expansion is planned to meet demand in this fast growing market. The Foster's brewery and brand acquired during the year have been successfully integrated and production of the brand will be rolled out to other of our breweries in the coming year.

Our new joint ventures in Australia and Vietnam commenced trading during the second half of the year.

With strong volume growth expected across the division, increased capital expenditure in a number of countries will be necessary to meet capacity requirements.

	SA Beverages 2007	SA Beverages 2006	%
Group revenue[1] (US$m)	4,274	4,204	2
EBITA (US$m)	1,102	1,062	4
EBITA margin (%)	25.8	25.3	
Sales volumes (hl 000):			
– Lager	26,543	25,951	2
– CSDs	14,967	14,154	6
– Other beverages	1,019	828	23

Key focus areas

- Continue to provide a balanced, strong and differentiated portfolio of brands across beer and soft drinks
- Use targeted innovation to drive further growth in the mainstream and premium segments
- Improve our market penetration through enhanced sales capabilities and route to market
- Continuously improve our cost competitiveness

South Africa – Hotels and Gaming

	2007	2006	%
Revenue[2] (US$m)	340	321	6
EBITA (US$m)	100	84	19
EBITA margin (%)	29.3	26.1	
RevPar (US$)[3]	62.21	55.87	11

[1] Includes share of associates revenue

[2] Share of associates revenue

[3] Revenue per available room

Beverages

South Africa has experienced good economic growth over the last year, with gross domestic product growing at 5%, supported by strong consumer demand, notwithstanding firmer interest rates and inflationary pressures driven by higher food and fuel prices.

We recorded lager volume growth of 2.3%, and total soft drink volume growth of 7% supported by strong CSD volume growth of 6%. The double digit growth trend in other beverages continued, particularly in the water and energy drink categories. Performance was driven by buoyant fourth-quarter sales in both lager and soft drinks operations, with lager volumes up over 8% and soft drinks volumes up 33% over the prior year. Both operations benefited from the exceptionally hot and dry weather conditions experienced over the last quarter of the year. Soft drinks volumes were also boosted in the final quarter by replenishment of customer stocks following the carbon dioxide supply problems in the third quarter which severely limited CSD sales.

The premium and flavoured alcoholic beverage (FAB) categories continued to drive growth in lager volumes. Investment in marketing and pack innovation within these categories underpinned the 23% growth in premium lager volumes and the 9% increase in FABs for the year. The termination of the Amstel license in early March 2007 did not impact sales volumes for the year. Strong performances were delivered by Castle Lite, Miller Genuine Draft and Peroni Nastro Azzurro brands. Mainstream beer volumes were marginally lower than the prior year despite renewed growth in Hansa and Castle Milk Stout.

This lager volume performance, supported by favourable premium mix benefits, delivered constant currency revenue growth of over 11% on the prior year. Raw material input costs increased as a result of higher commodity prices and the relatively weaker rand exchange rate, although favourable currency hedging positions, which were in place for much of the year, helped to mitigate these cost increases to below inflation in the year under review.

Distribution costs rose by some 20% in the current year principally resulting from the expansion of direct deliveries to customers, as we implemented our market penetration initiative. By the end of the year, the lager customer base had increased by 20% and the soft drink customer base by 8%.

Constant currency EBITA growth of 14% was achieved and the focus on fixed cost productivity, as well as minimising raw material input costs, assisted EBITA margin to improve by 50 basis points to 25.8%.

Our continuing innovation agenda led to a number of new product launches and pack renovations in the year. Both Castle Lite and Redd's packaging were enhanced, with a silver neck foil being added to the Castle Lite pack and all Redd's packs were redressed with contemporary pressure sensitive labels. The 375ml returnable bottle was replaced with a new 330ml returnable bottle. Our FAB portfolio was bolstered by the introduction of two new products. A new apple-flavoured premium brand, Sarita, was introduced and the Brutal Fruit product range was enhanced by a new lemon flavoured variant. Peroni Nastro Azzurro was launched in draught format in March 2007 following the success of this brand's single serve offering. Hansa Marzen Gold, a rich malt beer, was launched in early May 2007 and will build on our expanding portfolio of premium lagers. The 750ml returnable bottle for our mainstream brands will also be replaced by a new equivalent sized bottle over the next 18 months. This intensified market innovation leverages the installed manufacturing capacity as well as the investment in labeling capacity initiated last year.

Normalisation of the liquor trade, through formal government licensing of previously unlicensed outlets (or 'shebeens'), has proceeded slowly over the past year, notwithstanding the progress made in a number of provinces where enabling legislation to issue new liquor licences has been promulgated. Our taverner training programme, aimed at uplifting new taverners' business skills, has seen a further 5,000 taverners trained over the last year, bringing the total number trained to date to 12,400. This training programme is closely aligned with the market penetration initiative, to ensure improved commercial capabilities of new taverners.

The Department of Trade and Industry issued the final BEE (Broad Based Black Economic Empowerment) codes of good practice in early February 2007. Given that the BEE Act allows for the development of sector specific codes of good practice, the Liquor Industry Charter Steering Committee, in which we participate, will be meeting with the Department of Trade and Industry to discuss their respective expectations with the formulation of a sector code for the liquor industry.

As a result of a private arbitration award in favour of Heineken, and Heineken's subsequent decision to terminate the Amstel licence in March 2007, SA Beverages stopped manufacturing and distributing Amstel lager in South Africa. As announced in March 2007, the loss of Amstel has had no material impact on the earnings for the year under review. SA Beverages expects to mitigate the financial impact in the next financial year and going forward, through a number of initiatives including drawing upon SABMiller's global portfolio of brands and market experience, extending reach into direct distribution and broadening its premium offerings, but there will nevertheless still be a negative financial impact in the March 2008 financial year. In the financial year under review, on a *pro forma* basis, SA Beverages estimates that this would have amounted to some US$80 million at the EBITA level and expects the impact in the next financial year to be at a similar level.

Sales of **Appletiser** in South Africa continued to show strong growth both in South Africa and internationally, with volumes up 13%.

Distell's domestic sales volumes increased, with gains in the spirits and cider category, particularly in the premium sector, both contributing to improved sales mix. International volumes also grew, continuing the trends seen in prior years. Further improvements in operating efficiencies in production have also contributed to improved margins.

Hotels and Gaming

SABMiller is a 49% shareholder in the Tsogo Sun Group. The performance of Tsogo Sun continued to be assisted by a buoyant South African economy. The casino industry in general and Tsogo Sun Gaming in particular have shown real growth in revenue. The South African hotel industry has reported one of its best years on the back of a robust local economy and growth in international arrivals. Strong demand coupled with limited capacity growth to date, is underpinning significant real growth in average room rates.

The improved level of trading, assisted by good cost controls, resulted in a strong improvement in EBITA and margins.

SUSTAINABLE DEVELOPMENT REVIEW

Our ability to be successful and profitable is inextricably linked to the health and prosperity of the communities in which we operate.

Key achievements

- **Introduction, group-wide, of a self-assessment management performance system across all 10 sustainable development priorities**
- **Reduction in carbon dioxide emissions ratio from 14.44 kg/hl to 12.74 kg/hl in 2006**
- **Energy use in our operations reduced from 163 mj/hl in 2006 to 146 mj/hl**
- **US$26 million, representing 0.9% of profit before tax, invested in corporate social investment programmes**
- **Water consumption ratio in brewery production reduced from 4.60 hectolitres to one hectolitre of beer in 2006 to 4.56 hl/hl, representing a notional cost saving of US$2 million**
- **Environmental management systems, based on the principles underlying ISO 14001 standard or similar, established for 84 sites**
- **KickStart, a programme encouraging entrepreneurship, launched in a third market, Colombia**
- **Signatory to the UN Global Compact in January 2007**

We have continued to make progress this year on sustainability, particularly as a result of our focus on our 10 sustainable development priorities and the development of a group-wide method of collating performance data. Our 2007 Sustainable Development Report provides more detail on our social and environmental performance, but it is mainly our economic success which continues to make a real improvement in how people live in our communities.

A study by the Bureau for Economic Research, conducted for SAB Ltd, detailed the company's contribution to the South African economy, including the direct impact of our operations and the relevant economic multiplier effects. At the time of the study, SAB Ltd employed 8,600 workers directly, 73% of whom were from previously disadvantaged groups. The study found that our operations supported an estimated 46,000 jobs at first round suppliers and more than five times that number in the wider economy. In all, 362,000 full-time jobs (or 3% of total employment in South Africa) can be directly or indirectly traced back to the production and sale of SAB Ltd's products.

Our business success has resulted in a contribution of US$4,529 million in taxes and excise duties this year to local and national governments and authorities in the countries in which we operate. In addition, US$26 million has been invested in corporate social investment (CSI) programmes, over and above our funding of responsible drinking programmes. An important part of our CSI programmes is the effort to build wealth through encouraging entrepreneurs and supporting local businesses. Many of our operations run enterprise development programmes which create local employment and, in some cases, extend our supply chain. Overall, this wealth creation is important for the communities in which we operate, but it also enhances the market for sales of our products.

As well as our economic impact, we focus on the material opportunities and risks that arise from our environmental and social impacts. The growing consensus around climate change, the accessibility of sufficient quantities of safe and clean water, the social impacts of irresponsible drinking, poverty and HIV/Aids are all crucial considerations for how we run our business.

Our Sustainable Development Report 2007 is available at www.sabmiller.com/sabmiller.com/en_gb/Our+responsibility

Sustainable development framework

The 10 sustainable development priorities identified by the strategic review of our approach to corporate accountability are shown below and overleaf.

Priority	Objective	Actions	Future
The need to discourage irresponsible drinking	Promote responsibility in the use of beverage alcohol, as part of a healthy lifestyle, while at the same time endeavouring to prevent alcohol misuse and abuse, through targeted interventions aimed at underage drinking, drink driving and unhealthy patterns of consumption Ensure that our commitment to responsible consumption is seamless across the company, while at the same time acknowledging cultural differences in different markets	Focusing on educational campaigns, self-regulation in marketing, consumer information initiatives and supply chain programmes The SABMiller Alcohol Manifesto and Code of Commercial Communications guide our marketing communications Liaising with governments and relevant bodies regarding the alcohol debate	Evolve the Alcohol Manifesto Upgrade the fluency of targeted employees on alcohol matters
The need to make more beer but using less water	Manage our water footprint, particularly in areas of water stress, to include: ▫ Watershed mapping ▫ Managing internal water consumption efficiencies ▫ Engaging with suppliers ▫ Direct CSI to improve access to water within local communities	Operations in the USA, South Africa, India and Uganda are collating information on water availability and quality in the context of future requirements Continuing to improve operational efficiencies within our facilities Working with farmers to use water more efficiently in the production of raw materials Operations in India, Tanzania and South Africa support CSI projects to provide water to local communities	Develop a watershed mapping tool in conjunction with our Europe region to evaluate the risks and opportunities associated with community water requirements, water availability and water quality issues Become more water efficient whilst identifying new ways to deal with waste water which benefit our breweries and the local community Work with suppliers to understand and improve their water footprint Direct CSI to improve access to reliable water supplies in communities where we have facilities
The need to reduce our energy and carbon footprint	Reduce energy consumption Reduce carbon dioxide emissions Explore opportunities for renewable energy, including the use of biogas	Assessing fuel types used and their impact on CO_2 emissions Evaluating boiler efficiencies Encouraging operations to use renewable energy, for example by extending biogas production. India is already using coconut and rice husks and Honduras uses sugar cane off-cuts as fuel sources	Develop a carbon footprint methodology with Miller Brands UK to facilitate understanding and management of emissions throughout the value chain Further evaluate renewable energy options to offset traditional energy sources, particularly through an expanded roll-out of biogas recovery Improve measurement of greenhouse gas emissions, including transport emissions
The need to have a vibrant packaging reuse and recycling economy	Reduce, recycle and re-use packaging to cut environmental impacts (for example, landfill and litter) and costs (packaging, landfill and regulatory)	Lightweighting packaging materials where possible – examples in many operations such as in South Africa, Italy and Angola Using recycled materials, for example nearly all Miller's aluminium cans are made from recycled materials	Evaluate where packaging materials can be substituted with improved alternatives. Our global packaging team will conduct trials on new materials such as biodegradable shrink film in Poland Map and compare the lifecycle environmental footprints of different packaging materials
The need to work towards zero waste operations	Reduce environmental impact and cost of waste disposal by focusing on five areas: ▫ Waste generation and disposal ▫ Waste segregation and classification ▫ Waste disposal duty of care ▫ Upstream waste minimisation ▫ Emissions	Re-using organic wastes such as spent grain, trub and yeast – e.g. sold to farmers, used to produce biogas Recycling glass cullet, paper and board, plastics and metals Installing new CFC-free fridges Introducing joint waste management agreements with suppliers	Review best re-use and recycling options for selected brewery waste streams, initially with Miller in the USA Explore the feasibility of achieving a zero-waste to landfill brewery

Priority	Objective	Actions	Future
The need to have supply chains that reflect our own values and commitment	**Encourage understanding, ownership and improved performance on sustainable development issues throughout the value chain**	Conducting supplier workshops External study which assessed the economic impact of SAB Ltd in South Africa Working with small-scale farmers in Uganda, Zambia, Zimbabwe, Tanzania and India	Incorporate Responsible Sourcing Principles into supplier contracts Extend the coverage of our supplier engagement workshops to at least two other regions Field test our good practice agriculture principles with SAB Ltd in South Africa and SABMiller Africa and Asia Involve suppliers in carbon and water footprinting initiatives
The need to have respect for human rights	**Respect the diverse national cultures and differences in laws and traditions in countries where we operate** **At the same time seek to abide by the values of the international community, notably the United Nations Universal Declaration of Human Rights**	Embedding our human rights principles within our global operations Incorporating the human rights principles within our work with suppliers	Ensure that all group companies have embedded the human rights principles in their local human resources policies
The need to bring benefit to the communities we serve	**To improve the quality of life in the communities in which we operate, with a particular emphasis on enterprise development, water and HIV/Aids**	KickStart programme launched in a third market – Colombia Other enterprise development programmes in the Czech Republic, Hungary, the USA and Africa, including South Africa Community-led water programmes in South Africa, India and Tanzania, and HIV/Aids community programmes in Uganda and Zambia	Ensure every operation has a formal CSI strategy including management, monitoring and measurement Improve the measurement and recording of indirect community investment of our operations SAB Ltd in South Africa to increase employee involvement in community volunteering through its Outreach programme to 65%
The need to contribute to the reduction of HIV/Aids within our sphere of influence	**Focus on operations with a prevalence rate of more than 5%** **Undertake awareness and educational campaigns in potential 'at risk' operations with lower prevalence rates**	Existing infections managed through voluntary counselling and testing, early diagnosis and managed healthcare, including free anti-retrovirals Aim to reduce and prevent new infections through effective education programmes, incorporating a behavioural change component In operations with a prevalence rate greater than 5%, running programmes which cover employees and their families, the local community and suppliers	Improve the percentage of spouses and dependents on treatment Introduce awareness initiatives in two further operations outside Africa Run education workshops for community organisations and suppliers in Tanzania and Zimbabwe
The need to be transparent in reporting our progress on these sustainable development priorities	**Aim to improve our reporting in response to stakeholder needs, consistent with leading benchmarking criteria**	Communicating through our Sustainable Development Report and updates on 'Our responsibility' pages of www.sabmiller.com Working with relevant stakeholders across the globe on our sustainable development priorities Individual reports on sustainability issues by our South African, Czech Republic, US, Colombian and Canary Islands operations Producing group level reports on individual priorities – water and HIV/Aids	Increase frequency of internal reporting by operations to every six months Encourage the production of local sustainable development reports which inform progress against the 10 priorities

The SABMiller sustainable development framework
In 2006 we introduced our sustainable development framework based on the 10 sustainable development priorities most material to our business. Having a clear framework has provided a consistent approach for all operations under our day-to-day management control of SABMiller companies. At the same time it has given operations a degree of freedom to focus on the particular issues most relevant to them. Whilst all operations focus on responsible drinking as a top priority, other priorities such as HIV/Aids, water quality and availability, CSI and human rights will have different levels of relevance for different operations.

More information on our 10 sustainable development priorities is given in our Sustainable Development Report 2007 which can be found at www.sabmiller.com/sabmiller.com/en_gb/Our+responsibility.

Given our experience in emerging markets, we are in a strong position to contribute to the debate regarding sustainable development issues. We work in partnership with governments, non-government organisations and other partners to share knowledge and best practice on these issues.

Measuring our performance
We have developed a self-assessment performance management tool (sustainability assessment matrix – SAM). We use a 'stairway' concept to identify the level at which each business sits between level 1 (minimum standard) and level 4 (best practice) for each priority.

All operations where our group companies have day-to-day management control must achieve level 1 on the stairways. Operations which fall short of level 1 must have mitigation plans in place to achieve this standard as soon as possible. Where operations have achieved level 4 already, they provide case studies and learnings for other parts of the business. In addition, to encourage operations to engage in level 4 projects, we have also committed to long-term scenario planning for the key priorities of water, carbon and HIV/Aids, to assess the business needs and current and potential future thinking on these issues.

For next year we will extend our programmes to encourage enterprise development to new markets, focus on meeting the challenges of water stress and expand our HIV/Aids programmes in our Latin American, African and Asian operations.

Our people
One of SABMiller's five values is that our people are our enduring advantage and our aim is therefore to be a global and local employer of choice. We have a strong culture of performance management and employees at every level are empowered and accountable for achieving clear goals. In this they are supported with world-class training and development. Being a learning and self-refreshing organisation is one of the priorities for the business.

In pursuit of this learning culture, we have developed a Global Action Learning programme involving the leadership team which consulted with over 300 organisations and stakeholders in a six-week programme. This programme is designed to hone the strategic and leadership skills of senior managers.

The SABMiller 'Ways', a set of tools, common terminologies and processes developed centrally but applied locally, are intended to deliver a consistent approach to manage and integrate core disciplines. They will provide a platform for exchange of knowledge which will result in rapid and ongoing improvement of performance.

Each company has employment policies which are appropriate to its business and markets and which attract, retain and motivate quality employees.

In the last year we employed an average of almost 67,000 people and total remuneration amounted to US$1,955 million.

Training
Continued investment in formal and on-the-job training and development has resulted in an average of 4.3 days training per employee across the operating companies. This figure dropped from 4.9 last year, mainly owing to the inclusion of data from our operations in Colombia, Peru and Panama for the first time.

Diversity

We believe in employing the best people, whatever their backgrounds, and we value and respect diversity. Many of our operations have an employee diversity policy covering ethnicity, gender, age and disability. Within these policies we recognise that diversity is applied differently in different countries because of cultural norms and legal frameworks.

Of total group management, 22% are women and 22% of the total workforce are women.

In South Africa, Asian, black and coloured representation in executive and management grades increased to an average of 48% (46% in 2006) and was 74.5% in the total workforce (73.5% in 2006).

Days lost through industrial action
As a result of industrial action, 138 days were lost, the majority of which were attributable to our operations in Peru.

Health and safety
We aim to ensure that working conditions are as safe as possible for our employees worldwide. Twenty five of our reporting operations have formal joint health and safety committees comprising management and worker representatives.

In total there were 1,091 industrial injuries in 2007 (1,360 in 2006 and 640 in 2005) and it is estimated that the business lost 21,426 days through work-related injuries. Most regrettably, during the year three employees lost their lives in work-related fatalities, two in Zimbabwe and one in Central America.

1. The directors' report on corporate governance

The directors continue to be committed to maintaining high standards of corporate governance, which they see as fundamental to discharging their stewardship responsibilities. The board strives to provide the right leadership, strategic oversight and control environment to produce and sustain the delivery of value to all of the company's shareholders, the majority of whom are resident in the USA, South Africa and the UK. The board applies integrity, principles of good governance and accountability throughout its activities and each director brings independence of character and judgement to the role. All of the members of the board are individually and collectively aware of their responsibilities to the company's stakeholders.

The principal governance rules applying to UK companies listed on the London Stock Exchange are currently contained in the Combined Code on Corporate Governance adopted by the Financial Reporting Council in July 2003 (the Combined Code).

This report describes the board's approach to corporate governance and explains how it applies the Combined Code.

2. Application of the Combined Code

The board applied the principles and provisions of the Combined Code throughout the year ended 31 March 2007, except in the following respects (with items (a) to (c) being dealt with more fully in Section 3 below):

(a) at least half the board, excluding the Chairman, were not independent for the purposes of the Combined Code

(b) the audit committee did not consist solely of independent directors, as the committee included Ms De Lisi, an Altria nominee, who was not independent for the purposes of the Combined Code

(c) the chairman of the nomination committee, although considered by the board to be independent in character and judgement, was not independent for the purposes of the Combined Code

(d) two directors were not able to attend the 2006 Annual General Meeting due to prior commitments

The board has taken steps to redress the balance of the independent non-executive directors of the board through the recruitment of Ms Doherty, as an independent non-executive director, with effect from 1 April 2006, and expects the independence of the board to be strengthened further through the recruitment of an additional independent non-executive director in the coming year.

3. Board of directors: composition and independence

The board consists of the Chairman (Mr Kahn); six independent non-executive directors (including Lord Fellowes, the Senior Independent Director); five non-executive directors who are not considered to be independent; and two executive directors (Mr Mackay, the Chief Executive, and Mr Wyman, the Chief Financial Officer). Biographical information concerning each of the directors is set out on pages 42 and 43.

The size and certain aspects of the composition of the board and of the audit, nomination and corporate accountability and risk assurance committees are determined primarily by the terms of our relationship agreement with Altria Group, Inc. (which was originally approved by shareholders in 2002 as part of the Miller transaction, and was amended, with shareholders' approval, in 2005 as part of the Bavaria Group transaction), and by the terms of our relationship agreement with BevCo LLC (a holding company of the Santo Domingo Group), which was approved by shareholders in 2005 as part of the Bavaria transaction.

The agreement with Altria limits the size of the board to a maximum of 15 directors, of whom no more than two are to be executive directors, up to three are to be non-executive directors nominated by Altria, up to two are to be non-executive directors nominated by BevCo, and up to eight are to be non-executive directors appointed by the board. The agreement with BevCo allows BevCo to nominate up to two non-executive directors for appointment to the board.

Altria and BevCo each have the right under their respective agreements to nominate one director for appointment to the nomination committee (although neither has exercised their right). BevCo has the right to nominate one director for appointment to the corporate accountability and risk assurance committee (CARAC) (although it has not exercised this right), and Altria has the right to nominate one director for appointment to the audit committee (which it has exercised).

Ms De Lisi, who was nominated for appointment to the board and the audit committee by Altria, stepped down from the board on 30 April 2007, following her retirement from Altria. Altria nominated Mr Dinyar Devitre to replace Ms De Lisi. Mr Devitre is Senior Vice President and Chief Financial Officer of Altria and joined the board as a non-executive director and a member of the audit committee with effect from 16 May 2007.

The board considers six directors – Ms Doherty, Lord Fellowes, Mr Morland, Mr Manser, Mr Manzoni and Mr Ramaphosa – to be independent for the purposes of the Combined Code. Ms Doherty was appointed to the board with effect from 1 April 2006.

The board considers six non-executive directors (including the Chairman) not to be independent for the purposes of the Combined Code: Mr Bible and Ms De Lisi, and her replacement, Mr Devitre, as they are nominees of Altria, the company's largest shareholder; Mr Santo Domingo Dávila and Mr Pérez Dávila, as they are nominees of the Santo Domingo Group, the company's second largest shareholder; Lord Renwick of Clifton, because of his position with JPMorgan Cazenove, an investment bank which has in the past three years had a material relationship with the company; and the Chairman, Mr Kahn, who is a former chief executive of the company and has served continuously on the board, or on the board of the company's predecessor, since 1981 (although he has been a director of the company only since 1999), and, as Chairman, is deemed under the Combined Code not to be independent.

For ease of reference, directors' independence status for Combined Code purposes is indicated in the table below.

The board continues to believe that its overall composition remains appropriate, having regard in particular to the independence of character and integrity of all of its directors, and the experience and skills which they bring to their duties. The board considers that the composition of the audit committee remains appropriate, given Altria's interest as the company's largest single shareholder, and is satisfied that, having regard to the terms of the relationship agreement between the company and Altria, and to the experience and background in financial matters of both Ms De Lisi and her replacement as Altria's nominee to the audit committee, Mr Devitre, the independence and effectiveness of the audit committee in discharging its functions in terms of the Combined Code continue to be considerably enhanced and not compromised. Lastly, the board considers that Lord Renwick's experience and independence of character and judgment continue to qualify him extremely well to chair the deliberations of the nomination committee in assessing potential candidates for nomination to the board. Lord Renwick will be retiring from the board at the annual general meeting in July 2008, having by then served nine years on the board.

4. How the board operates

4.1 Board meetings and attendance

The board met six times during the year, in addition to the AGM. Individual directors' attendance at board and committee meetings and at the AGM is set out in the table below. The directors nominated by Altria waived their fees during the period under review.

In the few instances where a director has not been able to attend a board or committee meeting, any comments which he or she has had arising out of the papers to be considered at that meeting, have been relayed in advance to the relevant chairman.

4.2 Operation of the board

The board sets the strategic objectives of the group, determines investment policies, agrees on performance criteria and delegates to management the detailed planning and implementation of those objectives and policies in accordance with appropriate risk parameters. The board monitors compliance with policies and achievement against objectives by holding management accountable for its activities through monthly and quarterly performance reporting and budget updates. In addition, the board receives regular presentations,

Directors' attendance (1 April 2006 to 31 March 2007) and committee memberships

		Board		Audit		Remuneration		Nomination		CARAC		
	Independent*	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible	AGM
J M Kahn	×	6	6					1	1	2	2	✓
E A G Mackay	×	6	6							2	2	✓
M I Wyman	×	6	6							2	2	✓
G C Bible	×	6	6									✓
N J De Lisi	×	4	6	2	4							✓
M E Doherty	✓	5	6	4	4							×
Lord Fellowes	✓	6	6	4	4	4	4	1	1	2	2	✓
P J Manser	✓	6	6	4	4	4	4	1	1	2	2	✓
J A Manzoni	✓	6	6			4	4			2	2	✓
M Q Morland	✓	6	6	4	4	4	4	1	1			✓
C A Pérez Dávila	×	5	6									×
M C Ramaphosa	✓	6	6							2	2	✓
Lord Renwick	×	6	6					1	1			✓
A Santo Domingo Dávila	×	6	6									✓

* considered to be independent for Combined Code purposes

on a rotational basis, from the divisional managing directors as well as from directors of key group functions (marketing, corporate affairs, human resources and legal), enabling it to explore specific issues and developments in greater detail.

Board and committee meetings are held in an atmosphere of intellectual honesty of purpose and integrity, requiring reporting of the highest standard by management and direct, robust and constructive debate among board and committee members.

4.3 Matters reserved for the board

There is a schedule of matters which are dealt with exclusively by the board. These include approval of financial statements; the group's business strategy; the annual capital expenditure plan; major capital projects; major changes to the group's management and control structure; material investments or disposals; risk management strategy; social and environmental policy; and treasury policies.

The board governs through clearly mandated board committees, accompanied by monitoring and reporting systems. Each standing board committee has specific written terms of reference issued by the board and adopted in committee. The terms of reference of the audit, remuneration and nomination committee are available on the company's website or, on request, from the Company Secretary. All committee chairmen report orally on the proceedings of their committees at the next meeting of the board, and the minutes of the meetings of all board committees are included in the papers distributed to board members in advance of the next board meeting.

4.4 The roles of executive and non-executive directors

The executive directors are responsible for proposing strategy and for making and implementing operational decisions. Non-executive directors complement the skills and experience of the executive directors, bring an independent judgement, and contribute to the formulation of strategy, policy and decision-making through their knowledge and experience of other businesses and sectors.

4.5 Information and training

The board and its committees are supplied with full and timely information, including detailed financial information, to enable directors to discharge their responsibilities. All directors have access to the advice of the Company Secretary. Independent professional advice is also available to directors in appropriate circumstances, at the company's expense, and the committees have been provided with sufficient resources to undertake their duties. None of the directors has sought independent external advice through the company. The Company Secretary is responsible for advising the board, through the Chairman, on matters of corporate governance.

Following the appointment of new directors to the board, tailored induction programmes are arranged which involve industry-specific training, and include visits to the group's businesses and meetings with senior management, as appropriate. New directors are briefed on internal controls at business unit level and are advised of the legal and other duties they have as directors of a listed company as well as on relevant company policies and governance-related matters. The company arranges for major shareholders to have the opportunity to meet new appointees. The company is also committed to the continuing development of directors in order that they may build on their expertise and develop an ever more detailed understanding of the business and the markets in which group companies operate. Members of board committees are encouraged to attend internal and external briefings and courses on aspects of their respective committee specialities, and regular updates on relevant legal, regulatory, corporate governance and technical developments are presented to committee members and, as appropriate, to the board.

4.6 Outside appointments

Non-executive directors may serve on a number of outside boards, provided they continue to demonstrate the requisite commitment to discharge effectively their duties to SABMiller plc. The nomination committee keeps the extent of directors' other interests under review to ensure that the effectiveness of the board is not compromised. The board is satisfied that the Chairman and each of the non-executive directors commits sufficient time to the fulfilment of their duties as Chairman and directors of the company, respectively.

The board believes, in principle, in the benefit of executive directors and members of the executive committee accepting non-executive directorship of other companies in order to widen their experience and knowledge for the benefit of the company. Accordingly, executive directors are permitted to accept one external non-executive board appointment, subject to the agreement of the board, and are allowed to retain any fees received from that appointment.

Mr Mackay has been a non-executive director of Reckitt Benckiser plc since 25 February 2005. Fees earned by Mr Mackay from this appointment are set out in the Directors' Remuneration Report on page 54.

4.7 Chairman, Chief Executive and Senior Independent Director

The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. This separation of responsibilities is formalised in their respective letters of appointment, approved by the board. There were no significant changes to the Chairman's external commitments during the year.

The Chairman is available to consult with shareholders throughout the year, and, in the month prior to the AGM, he also invites major shareholders to meet with him to deal with any issues. The board is kept informed of the views of shareholders through regular updates from the Chairman, the Company Secretary and the executive directors, as well as through the inclusion in the board papers of relevant reports and commentaries of, and exchanges with, shareholders and investor bodies.

The Senior Independent Director is Lord Fellowes. Lord Fellowes is chairman of the corporate accountability and risk assurance committee (CARAC), and also serves on the audit, remuneration and nomination committees, and is therefore well placed to influence the governance of the company and to meet his responsibilities as Senior Independent Director. Lord Fellowes serves as an additional contact point for shareholders should they feel that their concerns are not being addressed through the normal channels. Lord Fellowes is also available to fellow non-executive directors, either individually or collectively, to discuss any matters of concern in a forum that does not include executive directors or the management of the company. In the year under review, the Chairman hosted a meeting of the non-executive directors, without the executive directors present. Lord Fellowes has, in addition, held a meeting of non-executive directors without the presence of the Chairman at which, among other things, the performance of the Chairman was discussed.

4.8 Board, committee and director performance evaluation

A formal evaluation of the performance and effectiveness of the board and of the audit, remuneration, nomination and corporate accountability and risk assurance committees is carried out each year, led by the Chairman, with input from the Senior Independent Director and in consultation with other directors and the Company Secretary. The performance of the Chief Executive is reviewed by the remuneration committee and this review is shared with the board. The performance of the Chief Financial Officer is reviewed by the Chief Executive and confirmed by the remuneration committee and the board. Each non-executive director's performance is evaluated by the Chairman, in consultation with the Senior Independent Director, who in turn consults with the executive directors and the Company Secretary. The Chairman's performance is evaluated against the same criteria by the Senior Independent Director, the non executive directors and the Company Secretary, taking into account the views of the executive directors.

In considering the contribution of individual directors for the year under review, performance was assessed against the company's selected criteria of strategy, expertise in their field, governance factors, commitment, profile, knowledge of the industry, and team contribution, culminating in an overall contribution rating. The importance of the different roles played by individual directors in bringing a balanced overall view to the board was recognised. For the year under review, the Chairman has assessed that all directors continue to make an effective contribution to the board.

In reviewing the performance of the board and its committees, the Chairman and the Senior Independent Director were aligned in their conclusion that measured against the principal duties expected of it, the board (including by extension its standing and ad hoc sub-committees) continued to operate effectively and to meet in full its obligations to support management, to monitor performance across a wide area, and to maintain its strategic oversight.

In a meeting of the Chairman, the Senior Independent Director, the committee chairmen and the Company Secretary, the results of the performance and effectiveness evaluations conducted in respect of the board, each of the directors, the Chairman, the Senior Independent Director and each of the board's four standing committees were reviewed. Regarding the board committees, each of the committee chairmen expressed his views regarding the operation of his committee against its terms of reference, and the performance and effectiveness of that committee and these views were discussed in an open and constructive manner, with recommendations arising from the discussions being brought forward to the board and the respective committees.

The results of the performance and effectiveness evaluation process were also reviewed by the Chairman, the Senior Independent Director, the Chief Executive and the Company Secretary, all of whom concluded that the board and its committees were operating effectively.

The Chairman confirms that each of Mr Manser, Mr Morland and Mr Wyman standing for re-election at this year's AGM, continues to perform effectively and to demonstrate commitment to his role. Lord Fellowes, as Senior Independent Director, confirms that Mr Kahn, also standing for re-election at this year's AGM, continues to perform effectively and to demonstrate commitment to his role. The nomination committee considered the nomination for the re-election of the Chairman and each of the non-executive directors with particular rigour, as they have served as directors for seven years (with each of Mr Kahn, Mr Manser and Mr Morland excusing himself from the consideration of his own nomination for re-election), and had been satisfied that their re-appointment as directors for a further term was warranted having regard to their continuing contribution and valuable experience on the board, which in the board's view enhanced their effectiveness and commitment to their roles.

Lord Renwick will be retiring from the board at the annual general meeting in July 2008, and it is the board's intention to recruit actively for a new independent non-executive director to be appointed within the coming year to further the progressive renewal of the non-executive membership of the board.

4.9 Retirement of directors
New directors are subject to election at the first annual general meeting following their appointment, and directors are subject to retirement and re-election by shareholders every three years. The re-appointment of non-executive directors is not automatic. The board has determined that non-executive directors who have served for nine years will be asked to stand for re-election annually provided that the board remains satisfied both with the director's performance and that nine years' continuous service does not compromise the director's continuing independence.

The board had previously determined that it would generally ask a director reaching the age of 70 years to stand for re-election annually or to retire, but as a result of changes in UK company law to reflect the principles of recent legislation which prohibits discrimination on the grounds of age, the board will not now take the age of a director into explicit account, provided that the director is otherwise continuing to perform effectively and to demonstrate commitment to his or her role.

4.10 The Company Secretary
The Company Secretary acts as secretary to the board and its committees and he attended all meetings during the year under review.

After 25 years of meritorious service with the group, Mr Andrew Tonkinson retired as Company Secretary on 31 July 2006. His contribution to the group had been substantial and he left with the board's appreciation and best wishes for his retirement. He was replaced by Mr John Davidson, who joined on 1 August 2006 as General Counsel and Group Company Secretary, having already had a long association with the company as external legal counsel since 1998.

5. The board's committees and the executive committee

5.1 The executive committee
The board delegates responsibility for determining and implementing the group's business strategy and for managing the group to the Chief Executive, Mr Graham Mackay, who is supported by the executive committee (excom), which he chairs. Excom members are appointed by Mr Mackay. The other members of excom are the Chief Financial Officer, Mr Wyman; the President and Chief Executive Officer for the Americas; the divisional managing directors responsible for managing the group's regional hubs (North America, Latin America, Europe, Africa and Asia, and South Africa); the directors of key group functions (marketing, corporate affairs, and human resources); and the General Counsel and Group Company Secretary. Excom's purpose is to support the Chief Executive in carrying out the duties delegated to him by the board, and, in that context, excom co-ordinates brand and operational execution, delivers strategic plans and budgets for the board's consideration, and, through the Chief Executive, reports on these matters to the board.

Excom also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.

5.2 The disclosure committee
The disclosure committee consists of the Chairman, the Chief Executive, the Chief Financial Officer, a designated non-executive director (Lord Fellowes), and the Company Secretary or the Deputy Company Secretary. The function of the disclosure committee, in accordance with the group's inside information policy, is to assure compliance with the Disclosure and Transparency Rules and the Listing Rules, and to ensure that the routes of communication between excom members, the disclosure committee, the in-house legal team, the company secretarial office and investor relations are

clear and provide for rapid escalation to the disclosure committee and key advisers of any decision regarding potential inside information, so that the company is able to comply fully with its continuing obligations under the Disclosure and Transparency Rules and the Listing Rules.

5.3 The audit committee
During the year under review, the audit committee was chaired by Mr Manser, who has been chairman of the committee since May 2002. Mr Manser qualified as a chartered accountant in 1964 and was made a Fellow of the Institute of Chartered Accountants in 1976. Further biographical information concerning Mr Manser is set out on page 42.

Lord Fellowes, Mr Morland, Ms De Lisi and Ms Doherty served on the committee throughout the year. Mr Morland has been a member of the committee from its first meeting on 13 April 1999. Lord Fellowes was appointed to the committee on 1 June 2001, Ms De Lisi was appointed on 4 September 2002 and Ms Doherty was appointed on 1 April 2006. The chairman has recent and relevant financial experience, as did Ms De Lisi, who holds US accounting qualifications and has experience in treasury, finance and merger and acquisition transactions, and as does Ms Doherty, in light of her experience as Group International Finance Director of Tesco PLC. Mr Devitre, Ms De Lisi's replacement as Altria's nominee to the audit committee following her retirement on 30 April 2007, similarly has recent and relevant financial experience as chief financial officer of Altria, a position which he currently holds.

The committee met four times during the year. The external auditors, the Chief Executive, the Chief Financial Officer and the Chief Internal Auditor attended each meeting by invitation. Other members of the management team attended as required.

Under its terms of reference, the committee's key duties include:

- to review, and challenge where necessary, the annual financial statements and interim and preliminary announcements before their submission to the board for approval
- to examine and review the internal control environment and risk management systems within the group and review the group's statement on internal control systems prior to endorsement by the board, to review the independence, objectivity and effectiveness of the external audit process
- to make recommendations to the board regarding the appointment, re-appointment and removal of the external auditors and to approve and recommend to the board the remuneration and terms of engagement of the external auditors
- to review annually the effectiveness of the internal audit function throughout the group, with particular focus on the charter, annual work plans, activities, staffing, organisational and reporting structure and status of the function
- to review the effectiveness of the system for monitoring compliance with laws and regulations (including the group's bi-annual letters of representation) and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance

The audit committee reports its activities and makes recommendations to the board. During the year, the audit committee discharged its responsibilities as they are defined in the committee's terms of reference, and has been engaged in ensuring that appropriate standards of governance, reporting and compliance are being met. It has also advised the board on issues relating to the application of accounting standards as they relate to published financial information and monitored the further progress which has been made during the year in reviewing and upgrading internal controls in the major business entities across the group, positioning the group to achieve substantive compliance with Sarbanes-Oxley standards in due course (although the company is not an SEC registrant, and is not required to comply with Sarbanes-Oxley standards).

The Chief Internal Auditor has direct access to the audit committee, primarily through its chairman. The audit committee has access to subsidiary internal audit leadership. The reports of the divisional audit committees are also available to the audit committee.

During the year, the committee met with the external auditors and with the Chief Internal Auditor without management being present.

In addition to the review of its performance, terms of reference and effectiveness led by the Chairman of the board, the committee critically reviewed its own performance during the year by means of a questionnaire which each member of the committee completed independently. The committee chairman then reviewed the responses and conducted one-to-one discussions with members of the committee where he felt it was necessary. The results of the self-assessment and any action plans arising were then reported to the board after discussion with the Chairman of the board.

5.4 The nomination committee
During the year the nomination committee was chaired by Lord Renwick. The other members of the committee were Mr Kahn, Lord Fellowes, Mr Morland, and Mr Manser. During the year under review, neither Altria nor BevCo exercised its right to request that one of its nominated directors be appointed as a member of the nomination committee.

The committee is empowered to consider the composition of the board and its committees. It is asked to consider the retirement, appointment and replacement of directors, and is required to make appropriate recommendations to the board.

The nomination committee has continued to evaluate the balance of skills, knowledge and experience of the board. The committee has retained consultants to assist in the recruitment of a new independent non-executive director to be appointed within the coming year as part of the continuing process of progressive renewal of board membership in order to combine the benefits of stability with continued reinvigoration and challenge from new members. Appropriate succession plans for the executive directors and senior management were also kept under review.

Where non-executive vacancies arise, the committee uses the services of external consultants in order to identify suitable candidates for the board to consider. Candidates are short-listed for consideration by the nomination committee on the basis of their relevant corporate or professional skills and experience. In accordance with the terms of the relationship agreement with Altria, the only executive directors appointed to the board are the Chief Executive and the Chief Financial Officer.

5.5 The remuneration committee
The committee consists entirely of independent directors: Mr Morland (Chairman), Lord Fellowes, Mr Manzoni and Mr Manser.

The committee is empowered by the board to set short, medium and long-term remuneration for the executive directors. More generally, the committee is responsible for the assessment and approval of a broad remuneration strategy for the group and for the operation of the company's share-based incentive plans. This includes determination of short and long-term incentives for executives across the group.

During the year the remuneration committee has implemented its strategy of ensuring that employees and executives are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. To ensure that the executives' goals are aligned to those of the company, share incentives are considered to be critical elements of executive incentive pay. During the year, the committee engaged the services of consultants, Kepler Associates and Mercer Human Resource Consulting (Mercer). At levels below the company's executive committee, the company's management consults, among others, Hay Consulting, Ernst & Young and Towers Perrin, on a project basis. More details of the company's remuneration policy can be found in the directors' remuneration report.

5.6 The corporate accountability and risk assurance committee (CARAC)
Lord Fellowes chaired the committee throughout the year. Mr Kahn, Mr Mackay, Mr Manser, Mr Manzoni, Mr Ramaphosa and Mr Wyman served as members. Additionally, the Director of Corporate Affairs, Ms Clark, met regularly with the chairman of CARAC to discuss implementation and planning issues, and attended all meetings of the committee.

The objective of CARAC is to assist the board in the discharge of its responsibilities in relation to corporate accountability, including sustainable development, corporate social responsibility, corporate social investment and ethical commercial behaviour. More details of the committee's activities can be found in the Sustainable Development Review section of this report and in the company's separate Sustainable Development Report which is available on the company's website and, upon request, in hard copy.

During the year, CARAC focused on company-specific and industry issues which are critical to protecting the company's licence to operate.

6. Relationship with auditors

PricewaterhouseCoopers were appointed as auditors of the company on 8 February 1999, subsequently becoming PricewaterhouseCoopers LLP (PwC) in 2003.

The company has in place a formal policy on auditor independence and non-audit services, with which the external auditors are required to comply, to ensure that the independence of the auditors is not impaired by the nature of non-audit work. As a reassurance, PwC confirms in a formal report to the audit committee that processes to ensure compliance with this policy are in place, and that these processes are monitored regularly. This report includes a statement that, in its opinion, PwC believes that the nature of its non-audit services has not impaired the audit of the company. Note 3 to the consolidated financial statements has a breakdown of non-audit services provided to the group by the auditors for the year under review.

The audit committee is satisfied that, for the period under review, the independence of the auditors has not been affected by the provision of non-audit services.

The committee has also implemented a formal system for the review of the effectiveness of the external auditors. This process involves the external auditors presenting to the committee their proposed audit strategy followed by the output of their initial discussions with management. At the audit committee meeting in May, the external auditors present the output of their detailed year-end work. In making its assessment of external auditor effectiveness, the committee reviews the audit engagement letters before signature by management, reviews the external auditors' summary of group and subsidiary issues and management's response to the summary, and conducts an overall review of the effectiveness of the external audit process and the external auditors. This review is facilitated by the use of templates that rate effectiveness across 18 critical criteria.

7. Relations with shareholders

During the year the company has continued to promote dialogue with its major institutional shareholders. All shareholders were again encouraged to attend the AGM, which provides shareholders with the opportunity to ask questions of the board and chairmen of all the board committees. All resolutions were put to a poll at the AGM in 2006. The voting at each meeting was conducted electronically, with the results being published on the Regulatory News Service and on the company's website, and communicated directly to the 20 largest shareholders after the meeting.

Alongside the facilities offered by the Company Secretary's department, the company maintains a dedicated investor relations function which reports to the Director of Corporate Affairs. The investor relations team builds and maintains long-term relationships with institutional investors and analysts, and, in partnership with our corporate and divisional management teams and within the scope of regulatory constraints, gives presentations on regional business outlooks and strives to ensure that these are understood across the global equity markets in subsequent one-to-one meetings with investors. Occasional business site visits are also arranged. Dialogue on socially responsible investment is handled by the Head of Sustainable Development in the corporate affairs department, who undertakes focused briefings with interested investors and stakeholders.

In addition to scheduled management-led programmes in which operating executives interact with investors and analysts, the Chairman has, independently, initiated formal contact with all shareholders (or their representatives) holding more than 1% of the issued share capital of the company. The purpose of this contact is to enable the Chairman to address any queries shareholders may have regarding the governance of the company or non-operational aspects of company strategy. It is also, more broadly, designed to give the board a greater awareness of shareholder concerns. Alongside the Chairman, the Senior Independent Director is also available to discuss issues with shareholders and views expressed will be communicated by the Chairman to the board. As part of this initiative, the Chairman offers to meet with significant shareholders in the month before the AGM specifically to deal with issues arising from the annual report and notice of AGM. All non-executive directors of the company are invited to participate in this process. Comment on the annual report is conveyed through the audit and remuneration committees and the Company Secretary to the board.

8. Risk management

System enhancements
The group's risk management system is subject to regular review to ensure full compliance with the requirements of the Combined Code and the Turnbull Guidance (2005) on internal control and is designed to deliver improved value to the operating businesses.

Risk and the board of directors
The directors are ultimately responsible for the group's risk management system and for reviewing its effectiveness. The risk management system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and there is an ongoing process in place for identifying, assessing, managing, monitoring and reporting on the significant risks faced by individual group companies and by the group as a whole. This process has been in place for the year under review up to and including the date of approval of the annual report and accounts. Principal risks and uncertainties facing the group are set out on page 9.

Executive committee
The executive committee (excom) has specific responsibility as the risk management committee for the system of risk management. Excom reviews the group's significant risks twice yearly, reporting to the board on material changes to these risks and the associated mitigating actions.

In accordance with Turnbull Guidance (2005), reviews on the effectiveness of the risk management system were carried out by the risk management committee in April and September 2006 and in April 2007.

Enterprise-wide risk management
The excom views the careful and appropriate management of risk as a key management role. Managing business risk to deliver opportunities is a key element of all our business activities. This is undertaken using a practical and flexible framework which provides a consistent and sustained method of implementing the company's values. The business risks, which may be strategic, operational, reputation, financial or environmental, are understood and visible. The business context determines in each situation the level of acceptable risk and controls. We continue to seek improvement in the management of risk by sharing best practice throughout the organisation.

Key features of the group's system of risk management are:

- group statements on strategic direction, ethics and values
- clear business objectives and business principles
- an established risk policy
- a continuing process for identification and evaluation of significant risks to the achievement of business objectives
- management processes in place to mitigate the significant risks to an acceptable level
- ongoing monitoring of significant risks and internal and external environmental factors that may change the group's risk profile
- a regular review by the group of both the type and amount of external insurance that it buys, bearing in mind the availability of such cover, its cost and the likelihood and magnitude of the risks involved

Group internal audit provides objective assurance as to group-wide compliance with the risk management policy.

In addition to excom's twice-yearly reports to the board on key risks, there is a process of regular reporting to the board through the audit committee on the status of the risk management process.

Key annual reports include those that identify, rank, monitor and measure strategic, operational and financial risks in each division and on a group basis.

9. Internal control

The Turnbull Guidance sets out best practice on internal control for UK listed companies to assist them in assessing the application of the Combined Code's principles and compliance with the Combined Code's provisions with regard to internal control. This Guidance was updated by the Financial Reporting Council in October 2005, and the updated Guidance applies to listed companies for financial years beginning on or after 1 January 2006.

The group's systems of internal control are designed and operated to support the identification, evaluation and management of risks affecting the group and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge.

Key features of the systems of internal control are:

- the risk management system described in the preceding section
- written policies and procedures within our businesses, which are detailed in policy manuals, clearly defined lines of accountability and delegation of authority, identification of key controls and comprehensive reporting and analysis against approved standards and budgets
- group treasury operations which control and reduce exposure to interest rate, counterparty, liquidity and currency transaction risks and co-ordinate the activities of group companies in this area. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the audit committee on behalf of the board
- a group tax risk and tax operating framework which forms the basis of tax governance across the group and is implemented and managed by a group tax function, which co-ordinates and monitors tax risk and implements strategies and procedures to control this risk
- minimisation of operating risk by striving to ensure that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and managerial reporting
- business resumption planning, including preventative and contingency measures, back-up capabilities and the purchase of insurance to fund the increased costs of ongoing product and service delivery under adverse conditions.

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, reporting to the audit committee, control self-assessment, internal audit reviews and quality assurance described in section 10 below, testing of certain aspects of the internal financial control systems by the external auditors during the course of their statutory examinations and regular reports to the audit committee by the external auditors. The group's various divisional audit committees consider the results of these reviews regularly, to confirm the appropriateness and satisfactory nature of these systems, while ensuring that breakdowns involving material loss, if any, together with remedial actions, have been reported to the appropriate boards of directors. The above activities do not apply in respect of the group's associated undertakings or joint ventures.

At the half year and at the year end the divisional managing directors and finance directors of all the group's operations, and each of the group's functional directors, are required to submit formal letters of representation on controls, compliance and notification of continuing or potential operational, financial and legal risks or claims.

These letters form the subject of reports to the audit committee. These letters, including the review described above, cover all subsidiary companies but do not cover associates (except for Tsogo Sun, which does submit letters of representation) or joint ventures. Where material, group executives sit on the boards of associated companies. Directors and members of the executive committee also make annual written declarations of interests and are obliged to report without delay any potential or actual conflicts of interest which may arise.

The directors are responsible for the group's systems of internal control and for reviewing their effectiveness annually. The board has conducted a review of the effectiveness of the group's internal controls covering all material controls, including financial, operational and compliance controls and risk management systems in place throughout the year under review. Necessary actions have been, or are being, taken to remedy any significant failings or weaknesses identified from the board's review of the effectiveness of the internal control system. As part of the integration of the Bavaria Group, which became part of the group early in the second half of the previous year, significant progress has been made in embedding systems, controls and procedures within the Bavaria Group to bring them into full alignment with those in place throughout the rest of the group. The systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. In reviewing these, the board has taken into account the results of all the work carried out by internal and external auditors to audit and review the activities of the group.

The board, with advice from the audit committee, has completed its annual review of the effectiveness of the system of internal control for the period since 1 April 2006 in accordance with the updated Turnbull Guidance, and is satisfied that this system is in accordance with that Guidance and that it has been in place throughout the year under review and up to the date of this report.

10. Internal audit

Internal audit functions operated in all of the group's principal business units in the period under review, reporting to local senior finance management with direct access to local audit committees and the Chief Internal Auditor. Under the global internal audit structure, implemented in 2004, the local and regional audit functions have direct interface with the group internal audit function which reports directly to the Chief Financial Officer and has direct access to the audit committee through the Chief Internal Auditor. The internal audit activities are performed either by teams of appropriate, qualified and experienced employees, or through the engagement of external practitioners upon specified and agreed terms with equivalent access. The Chief Internal Auditor prepares formal reports for each audit committee meeting as to the consolidated activities and findings of the global internal audit function.

Following e implementation of a centrally co-ordinated functional structure and a standardised group-wide internal audit methodology in 2004, a formal quality assurance programme has been introduced within the global function. Accordingly, detailed quality review assessments are performed with regard to the local and regional internal audit teams, to ensure compliance with quality and performance measures defined under the internal global functional effectiveness matrix tool. This process provides a basis for an annual review of the effectiveness of the global internal audit function, and results in a formal report (prepared by the Chief Internal Auditor) to the audit committee to support the committee's formal annual assessment of the effectiveness of internal audit. In addition, periodic reviews by independent external consultants are utilised when deemed necessary by the audit committee.

The audit committee has satisfied itself that adequate, objective internal audit assurance standards and procedures exist within the group, and that continuous improvement in the quality and objectivity of the global internal audit function is a primary ongoing objective of the department.

11. Whistleblowing measures

All employees in most subsidiaries within the group have the opportunity to make confidential disclosures about suspected impropriety and wrongdoing. The Company Secretary, in consultation with the Chief Internal Auditor, decides on the appropriate method and level of investigation. The audit committee is notified of all disclosures made and receives reports on the results of all investigations and actions taken. The audit committee has the power to request further information, conduct its own inquiries, or order additional action as it sees fit.

BOARD OF DIRECTORS



Graham Mackay (57) ^ †
BSc (Eng), BCom
Chief Executive

Graham Mackay joined The South African Breweries Limited (SAB Ltd) in 1978 and has held a number of senior positions in the group, including Executive Chairman of the beer business in South Africa. He was appointed Group Managing Director in 1997 and Chief Executive of South African Breweries plc upon its listing on the London Stock Exchange in 1999. He is the Senior Independent Non-Executive Director of Reckitt Benckiser plc.



Malcolm Wyman (60) ^ †
CA (SA)
Chief Financial Officer

Malcolm Wyman joined SAB Ltd in 1986, and joined the board as Group Corporate Finance Director in 1990. He was appointed to the board of South African Breweries plc upon its listing on the London Stock Exchange in 1999. He became Chief Financial Officer in 2001, with responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SAB Ltd, he was an Executive Director of UAL Merchant Bank, South Africa.



Robert Fellowes (65) * ^ + #

Lord Fellowes joined the board in 1999. He is Chairman of Barclays Private Bank and was Private Secretary to the Queen from 1990 until 1999, having joined the Royal Household in 1977 from a career in the London Money Market. He chairs the Prison Reform Trust and is a trustee of the Rhodes Trust and the Mandela-Rhodes Foundation.



John Manser (67) * ^ + #
CBE, DL, FCA

John Manser joined the board in 2001. He is Chairman of Intermediate Capital Group plc, Shaftesbury PLC, London Asia Chinese Private Equity Fund Limited and Hiscox Investment Management Ltd and Deputy Chairman of Colliers CRE plc. He was Chairman of Robert Fleming Holdings Limited between 1997 and 2000, a member of the President's Committee of the British Banking Association between 1994 and 1998, a Director of the Securities and Investments Board between 1986 and 1993 and is a past Chairman of the London Investment Banking Association.



John Manzoni (47) ^ #
BEng, MEng, MBA

John Manzoni joined the board in 2004. He is currently Chief Executive of Refining and Marketing of BP plc. He joined BP in 1983 and was appointed to the BP plc board in January 2003. He will step down from the board of BP later this year and will, with effect from 1 September 2007, become President and Chief Executive Officer of Talisman Energy Inc. He is a member of the advisory board of the Stanford Graduate School of Business and the Accenture Energy Advisory Board.



Miles Morland (63) * + #

Miles Morland joined the board in 1999. He is Chairman of Blakeney Management, an investment management firm specialising in the developing world, which he founded in 1990. He is also Chairman of Indochina Capital Vietnam Holdings, Chairman of Ukraine Opportunity Trust plc, a director of The Dubai Group, of SouthWest Energy (BVI) Ltd, and of the East Europe Development Fund, and is engaged in raising development capital for investment in Africa.



Meyer Kahn (67) ^ +
BA (Law) MBA, DCom (hc), SOE
Chairman

Meyer Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to the board of SAB Ltd in 1981. He was appointed Group Managing Director in 1983 and Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its Chief Executive, serving for two and a half years. He was appointed Chairman of South African Breweries plc upon its listing on the London Stock Exchange in 1999. Among other awards, he holds an honorary doctorate in commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service (SOE) in 2000.



Geoffrey Bible (69)
FCA (Aust), ACMA

Geoffrey Bible joined the board in 2002 following completion of the Miller Brewing Company transaction. He served as Chief Executive Officer of Altria Group, Inc. (Altria) from 1994 until April 2002 and as Chairman of the Altria board from January 1995 until August 2002, when he retired. He also served as Chairman of the board of Kraft Foods Inc. from March 2001 until his retirement in August 2002.



Dinyar Devitre (60) *
BA (hons), MBA

Dinyar Devitre joined the board in May 2007, replacing Nancy De Lisi as a nominee of Altria Group, Inc. He is Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to his appointment in 2002 to his current position, he held a number of senior management positions within the Altria group. He was a director of Kraft Foods Inc from 2002 until March 2007 and is a director of Western Union Company. He is also a Trustee of the Lincoln Center Inc., the Asia Society and the Brooklyn Academy of Music.



Liz Doherty (49) *
BSc (hons), FCMA

Liz Doherty joined the board in 2006. She is Group International Finance Director, Tesco Plc. Prior to joining Tesco in 2001, she held a number of commercial and strategic positions in Unilever PLC, including Senior Vice President Finance – Central & Eastern Europe, Financial Director – Unilever Thai Holdings and Financial Director, Frigo, España.



Carlos Alejandro Pérez Dávila (44)
BA, MPhil

Carlos Pérez joined the board in 2005, following completion of the Bavaria Group transaction. He is a Managing Director at Quadrant Capital Advisors Inc. and sits on the board and executive committee of Valorem S.A. He was previously an investment banker at Goldman, Sachs & Co., S.G. Warburg & Co. and Violy, Byorum & Partners.



Cyril Ramaphosa (54) ^
Bproc LLD(hc)

Cyril Ramaphosa joined the board of SAB Ltd in 1997 and was appointed to the board of South African Breweries plc upon its listing on the London Stock Exchange in 1999. He is Executive Chairman of Shanduka Group, Joint Non-Executive Chairman of Mondi plc and Mondi Limited and holds directorships in Macsteel Global B.V., MTN Group Ltd, The Bidvest Group, Standard Bank and Alexander Forbes. He also sits on the board of the Commonwealth Business Council.



Robin Renwick (69) +
MA

Lord Renwick of Clifton joined the board in 1999. He served as British Ambassador to the United States from 1991 to 1995 and as British Ambassador to South Africa from 1987 to 1991. He is Vice-Chairman, JPMorgan Cazenove Ltd, Chairman of Fluor Ltd, and a director of Compagnie Financière Richemont AG, Fluor Corporation and Kazakhmys plc.



Alejandro Santo Domingo Dávila (30)
BA

Alejandro Santo Domingo joined the board in 2005, following completion of the Bavaria Group transaction. He is a Managing Director at Quadrant Capital Advisors Inc, sits on the board of Valorem S.A. and Caracol TV, is the treasurer of Aid for AIDS Charity and is also a member of the board of the US-based DKMS Americas Foundation.

^ Corporate accountability and risk assurance committee (CARAC)

† Executive committee

+ Nomination committee

Remuneration committee

* Audit committee

The executive committee (excom) is appointed by the Chief Executive. It comprises the Chief Financial Officer, divisional managing directors and directors of group functions. Its purpose is to support the Chief Executive in carrying out the duties delegated to him by the board. In that context, excom co-ordinates brand and operational execution and delivers strategic plans and budgets for the board's consideration. It also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.



Norman Adami (52)
BBusSc (hons), MBA
President and Chief Executive Officer, SABMiller Americas

Norman Adami was appointed President and Chief Executive Officer, SABMiller Americas in 2006. He joined The South African Breweries Limited (SAB Ltd) in 1975 and has held a number of senior positions in the group. These include Regional Director, Operations Director, Managing Director and Chairman, SAB Ltd, and President and Chief Executive Officer, Miller Brewing Company.



Alan Clark (47)
MA, DLitt et Phil
Managing Director, SABMiller Europe

Dr Clark was appointed Managing Director, SABMiller Europe in 2003. He joined SAB Ltd in 1990 as Training and Development Manager. He has since held a number of senior positions in the group, including Marketing Director, SAB Ltd, Managing Director, Amalgamated Beverage Industries Ltd and Chairman, Appletiser South Africa (Pty) Ltd. Before joining the group, he practised as a clinical psychologist and lectured in psychology at Vista University in South Africa.



Sue Clark (43)
BSc (hons), MBA
Corporate Affairs Director, SABMiller plc

Sue Clark was appointed Corporate Affairs Director, SABMiller plc in 2003. Prior to this, she held a number of senior roles in UK companies, including Director of Corporate Affairs, Railtrack Group from 2000 to 2003 and Director of Corporate Affairs, Scottish Power plc from 1996 to 2000.



John Davidson (48)
MA, BCL (Oxon)
General Counsel and Group Company Secretary, SABMiller plc

John Davidson joined the group as General Counsel and Group Company Secretary in 2006. Before joining the group, he spent his entire legal career at Lovells, a leading international law firm, where he had been a partner since 1991. He has worked on numerous projects for SABMiller since Lovells was first appointed as the group's principal UK legal adviser in 1998, including the London listing in 1999, the Miller, Peroni and Bavaria Group transactions, and various bond and equity financings.



Nick Fell (53)
BA (hons)
Marketing Director, SABMiller plc

Nick Fell was appointed Marketing Director, SABMiller plc in 2006. Prior to this, he worked for Cadbury Schweppes Plc, as President, Global Commercial Strategy and also as Director of Marketing, Cadbury Trebor Bassett. He previously worked for Diageo plc for 15 years in a number of senior roles including Global Brands Director, Johnnie Walker, and Group Marketing Director, Guinness Brewing.



Tony van Kralingen (49)
BA (hons)
Managing Director, The South African Breweries Limited

Tony van Kralingen was appointed Managing Director, SAB Ltd in 2003. He joined SAB Ltd in 1982 and has held a number of senior positions in the group. These include Managing Director, Plzeňský Prazdroj A.S., Marketing Director, SAB Ltd and Operations Director (Northern Region), SAB Ltd.



Tom Long (48)
BA, MBA
President and Chief Executive Officer, Miller Brewing Company

Tom Long was appointed President and Chief Executive Officer, Miller Brewing Company in 2006 after joining the company in 2005 as Chief Marketing Officer. Prior to this he was President, Northwest Europe Division, The Coca-Cola Company and he previously held senior positions at the company's US headquarters, including Vice President – National Sales, Vice President and Director – Research & Trends, and Vice President and Director – Global Strategic Marketing.



Johann Nel (50)
BA (hons)
Human Resources Director, SABMiller plc

Johann Nel was appointed Human Resources Director, SABMiller plc in 2002. He joined SAB Ltd in 1997 and was appointed Human Resources Director in 1998. He previously owned a consulting organisation, and had worked with SAB Ltd on various major strategy, organisational development and human resources projects since 1988. He has co-authored a book on managing productive change in organisations and was involved in initiatives to encourage business involvement in the democratisation of South Africa in the 1980s and 1990s.



André Parker (56)
B Econ (hons)
Managing Director, SABMiller Africa and Asia

André Parker was appointed to his current position in 1994. He joined SAB Ltd in 1975, and has held a number of senior positions in the group. These include General Manager (Central Region), SAB Ltd, and Managing Director, South African Breweries International Africa.



Barry Smith (56)
BSc, MBA
President, SABMiller Latin America

Barry Smith was appointed President, SABMiller Latin America in 2007 and prior to this he was President, SABMiller South America from 2005. He joined SAB Ltd in 1984 and has held a number of senior positions in the group. These include Marketing Director, SAB Ltd, Managing Director, Kompania Piwowarska S.A. and Senior Vice President, Market Development and Strategy, Miller Brewing Company.

The directors have pleasure in submitting their report to shareholders, together with the audited annual financial statements for the year ended 31 March 2007.

Principal activities and business review
SABMiller plc is a holding company which has brewing and beverage interests in more than 60 countries across six continents. The principal subsidiaries and associates of the company are listed on pages 124 to 126 of this annual report. The principal activities of the group are the manufacture, distribution and sale of beverages.

The company is required by the Companies Act 1985 to produce a fair review of the business of the group including a description of the principal risks and uncertainties it faces, its development and performance during the year and the position of the group at the end of the year. The business review, including a review of the development and performance of the group during the financial year, its position at the end of the year, likely future developments in the business of the group, key performance indicators and a description of the principal risks and uncertainties facing the group, is set out on pages 4 to 29 of this annual report. Other key performance indicators and matters relating to environmental and employee matters required by the business review are set out in the sustainable development review on pages 30 to 33 of this annual report.

Significant acquisitions, disposals, financing transactions, investments and material developments during the year.
In April 2006 the company announced that its South African subsidiary, The South African Breweries Limited ('SAB Ltd'), had finalised the sale of 40% of its bottle top manufacturer, Coleus Packaging (Pty) Limited, to the Nokusa Consortium in a Black Economic Empowerment transaction.

In June 2006 the company announced that its Colombian subsidiary, Bavaria S.A., had entered into an agreement to sell its fruit juice business to the Colombian beverage company Postobón S.A. for US$55.3 million. Following receipt of the required merger clearance, the transaction completed in May 2007.

In July 2006 the company announced that it had entered into an agreement to acquire the Sparks and Steel Reserve brands from the McKenzie River Corporation for US$215 million. The acquisition completed in August 2006.

Also in July the company announced the successful completion of a US$1.75 billion bond issue, issued in three tranches: US$300 million of three-year floating rate notes; US$600 million of five-year notes with a coupon of 6.20%; and US$850 million of ten-year notes with a coupon of 6.50%.

China Resources Snow Breweries Limited ('CR Snow'), an associate of the company and a subsidiary of China Resources Enterprise, Limited, announced in July 2006 that it had agreed to acquire a 100% equity interest in Zhejiang YinYan Brewery Company Limited for US$42.3 million and in addition agreed to acquire the brewing related assets of the Anhui HuaiBei Xiangwang Brewery Company Limited for a consideration of US$10.1 million. Including net debt and intended additional investment, the total investment cost of the YinYan Brewery was US$50.2 million while the total investment cost of the Xiangwang Brewery was US$17.4 million, when additional intended investment is taken into account. The Zhejiang YinYan acquisition completed in August and the Anhui HuaiBei acquisition completed in September 2006.

In August 2006 the company announced that it had entered into an agreement to acquire a 100% interest in the Foster's operation and brand in India. The transaction completed in September 2006 at a cost of US$127 million.

In the same month the company also announced it had entered into a joint venture with Coca-Cola Amatil to import, market and distribute the group's international premium brands in Australia through a joint venture company, Pacific Beverages Pty Ltd. This joint venture commenced operations in December 2006.

Also in August the company announced that to keep pace with growing demand, its Colombian subsidiary, Bavaria S.A., would invest US$175 million in a new brewery in Yumbo, western Colombia. The cost of the investment was subsequently increased to US$230 million to give the new brewery, which will become operational in late 2007, an initial capacity of 3.5 million hectolitres, increasing to 4.5 million hectolitres by 2009.

In the same month, the company's Peruvian subsidiary, UCP Backus & Johnston S.A.A. ('Backus') announced that it would invest US$102 million in March 2007 in infrastructure projects in Peru.

In October 2006 the company launched a US commercial paper programme with a nominal value of up to US$1bn to provide the company with a new flexible and cost effective source of US Dollar funding.

In November 2006 the company announced it was making simultaneous offers on the Lima Stock Exchange for all the voting shares which it did not already own in its listed Peruvian subsidiaries, Backus, Cervecería San Juan S.A.A., Compañia Cervecera del Sur del Peru S.A.A, Industrias del Envase S.A., Inmobiliaria Pariachi S.A. and Vidrios Planis del Peru S.A. Following this and further corporate restructuring, the company's effective economic interest in Backus increased to approximately 93.3%.

Also in November the company announced that its Polish subsidiary Kompania Piwowarska would invest up to US$100 million in an upgrade of its three breweries. The majority of the investment will be in the Tychy brewery near Krakow in Silesia, where production capacity will be increased to serve growing demand for the Tyskie brand. Following the investment, the Tychy brewery will be the group's largest European facility, capable of producing over eight million hectolitres or 1.4 billion pints annually, equating to 16% of SABMiller's total European brewing capacity. The group's total brewing capacity in Poland will rise from 12.5 million hectolitres to 15 million hectolitres.

In December 2006, CR Snow announced that it had agreed to acquire the brewing assets of Shanxi YueShan Brewery Company Limited ('YueShan Brewery') for a cash consideration of US$17.7 million, and the brewing assets of the Inner Mongolia MengYuan Fine Wine & Brewery Company Limited ('MengYuan Brewery') for a consideration of US$4.7 million. Both acquisitions completed in February 2007.

Also in December the company announced the results of simultaneous tender offers in relation to its listed Ecuadorian subsidiaries, Compania de Cervezas Nacionales C.A. ('CCN') and Cervecería Andina S.A. ('Andina'), and its unlisted Ecuadorian subsidiary Agrilsa Agricola e Industrial S.A. ('Agrilsa'). For a consideration of approximately US$54 million paid to non-SABMiller shareholders, the company's effective interest increased to approximately 97% in CCN, 86% in Andina and 97% in Agrilsa.

In January 2007 CR Snow announced it had agreed to acquire, at a cost of US$320 million, the 38% equity interest that it did not already own in the 14 Blue Sword breweries based in the Sichuan province in South West China. The acquisition completed in April 2007.

In January the company also announced that in addition to the investments announced in August 2006, it would be investing approximately US$1.5 billion in its South American operations over the next five years. The investment will finance upgrades to the group's brewing capacity; point of sale improvements; the development of route to market networks; and new packaging, which forms part of a brand renovation programme to enhance the appeal of the group's beers to a broader base of consumers and across a wider range of drinking occasions.

In March 2007 the company announced that SAB Ltd had been given notice by Heineken that it had terminated SAB Ltd's licence to manufacture and distribute Amstel lager in South Africa with immediate effect.

Also in March the company announced that its subsidiary, Cervecería Nacional S.A., the leading beer and soft drinks manufacturer and distributor in Panama, had agreed to sell its Pepsi bottling operations in Costa Rica to a subsidiary of Florida Ice and Farm Company S.A., a listed beverage company in Costa Rica, together with a 42.5% interest in a hotel and real estate development in the north-west of Costa Rica, for a total cash consideration of US$116 million. These sales were completed by the end of April 2007.

In a further announcement in March the company announced that its Russian business would invest approximately US$170 million in the construction of a new brewery outside the city of Ulyanovsk, which is located approximately 1,000 kilometres east of Moscow, on the Volga river. Ulyanovsk enjoys good road and rail links and is home to a number of raw material suppliers. The new brewery, which will have an initial capacity of three million hectolitres, is expected to be operational in early 2009 and will complement the group's existing brewery in Kaluga, which is located some 180 kilometres south west of Moscow.

Dividends

An interim dividend of 14 US cents per share was paid to shareholders on 22 December 2006, in respect of the year ended 31 March 2007. Details of the final dividend proposed by the board for the year ended 31 March 2007 are set out below:

Amount of final dividend proposed by the board:	36 US cents per share
Total proposed dividend for the year ended 31 March 2007:	50 US cents per share

Approval of the final dividend will be sought from shareholders at the company's annual general meeting on 31 July 2007. If approved, the final dividend will be payable to shareholders on either section of the register at 13 July 2007 in the following way:

Dividend payable on:	7 August 2007
Currency of payment:	South African rand – to shareholders on the RSA section of the register,
	US dollars – to shareholders shown as having an address in the USA and recorded on the UK section of the register (unless mandated otherwise),
	Pounds sterling – to all other shareholders on the UK section of the register.
Ex-dividend dates:	9 July 2007 for shares traded on the JSE Limited, South Africa.
	11 July 2007 for shares traded on the London Stock Exchange (LSE),
Dates on which the rate of exchange for conversion from US dollars will be calculated (with the dates of publication on the RNS of the LSE and the SENS of the JSE Limited in brackets):	
South African Rand:	28 June 2007 (29 June 2007)
UK Pounds Sterling:	17 July 2007 (18 July 2007)

Note 9 to the consolidated financial statements discloses dividends waived.

Directors

The names and biographical details of the current directors are set out on pages 42 and 43. With the exception of Mr Devitre (who was appointed to the Board on 16 May 2007), all directors served throughout the period. Ms Nancy De Lisi also held office throughout the period, retiring on 30 April 2007. Details of the interests in shares and/or options of the directors who served throughout the period are set out in the remuneration report on pages 48 to 57.

Corporate governance

The directors continue to be committed to maintaining high standards of corporate governance, which they see as fundamental to discharging their stewardship responsibilities. The board strives to provide the right leadership, strategic oversight and control environment to produce and sustain delivery of value to all of the company's shareholders, the majority of whom are resident in the USA, South Africa and the UK. The board applies integrity, principles of good governance and accountability throughout its activities and each director brings independence of character and judgement to the role. All of the members of the board are individually and collectively aware of their responsibilities to the company's stakeholders. Statements of our application of the Combined Code on Corporate Governance are in the corporate governance report on pages 34 to 41 and the directors' remuneration report on pages 48 to 57.

Share capital

During the year, the issued ordinary share capital of the company increased from 1,497,844,458 shares of 10 US cents each to 1,502,187,446 shares of 10 US cents each. 4,342,988 new ordinary shares were issued to satisfy the exercise of options granted under the SABMiller plc Mirror Executive Share Purchase Scheme, the SABMiller plc Approved Executive Share Option Scheme, the SABMiller plc Executive Share Option (No. 2) Scheme and the SABMiller plc International Employee Share Scheme.

In addition, the company has 77,368,338 non-voting convertible participating shares of 10 US cents each and 50,000 deferred shares of £1 each in issue. No non-voting convertible participating shares, convertible participating shares or deferred shares were issued during the year.

Purchase of own shares

At the last annual general meeting, shareholder authority was obtained for the company to purchase its own shares up to a maximum of 10% of the number of ordinary shares in issue on 17 May 2006. This authority is due to expire at the earlier of the next annual general meeting or 28 October 2007, and remains exercisable provided that certain conditions (relating to the purchase) are met.

The notice of annual general meeting proposes that shareholders approve a resolution updating and renewing the authority allowing the company to purchase its own shares.

Shares in the company were purchased during the year by the trustee of the company's employee benefit trust, details of which are provided in the directors' remuneration report. The company did not repurchase any of its shares during the year for the purpose of cancellation, holding in treasury or for any other purpose.

Annual general meeting

The company's annual general meeting for 2007 will be held at the InterContinental London Park Lane, One Hamilton Place, London, W1V 7QY, UK at 11:00 am on Tuesday 31 July 2007. Notice of this meeting may be obtained from the company's website.

Donations

During the year the group invested US$26 million in corporate social investment programmes, of which US$1,763,000 represented charitable donations. Of this amount US$551,294 were charitable donations made by the company and Miller Brands (UK) Limited for the benefit of various causes, both in the UK and overseas, comprising donations in respect of community development, health and education, the environment and other causes.

It remains the group's policy that political donations are only made by exception, and where permitted by local laws, and must be consistent with building multi-party democracy. After careful consideration the following political donations were made during the year.

Miller Brewing Company made contributions to individual candidates for political office and to party committees in the USA, where permitted by applicable campaign finance laws. Political donations in the USA are an accepted part of the local socio-political environment. These contributions amounted to US$671,655 in aggregate.

The group's subsidiary in Colombia made donations to political parties of US$11,750. The donations were made to a number of parties who expressed support for the multi-party democratic process.

A US$13,000 contribution was made in connection with the elections in the Comoros Islands.

The board has reaffirmed the group's policy not to make donations to political organisations in the European Union.

Employment policies

The aim of the group is to be the employer of choice in each country in which it operates. In order to achieve this, each operating company designs employment policies which attract, retain and motivate the highest quality of staff.

The group is committed to an active equal opportunities policy from recruitment and selection, through training and development, appraisal and promotion to retirement. Within the constraints of local law, it is our policy to ensure that everyone is treated equally, regardless of gender, colour, national origin, race, disability, marital status, sexual orientation, religion or trade union affiliation.

Research and development
The group continues to invest in research and development leading to new products, packages and processes, as well as new manufacturing technologies to improve overall operational effectiveness. The group's upstream scientific research continues to yield solid progress in brewing, raw materials, flavour stability, packaging materials and environmental performances. During the year under review, the aggregate amount spent by the group on research and development was US$6 million (2006: US$8 million).

Payment of suppliers

The group's policy is to pay invoices in accordance with the terms of payment agreed in advance. At the year end, the amount owed by the group to trade creditors was equivalent to 60.9 days (2006: 49.1days) of purchases from suppliers.

Overseas branches

The company does not have any branches registered overseas.

Going concern and audit

Page 58 details the directors' responsibilities for preparing the consolidated financial statements. As set out in that statement the directors are satisfied that SABMiller plc is a going concern.

So far as each director is aware, there is no relevant audit information of which the group's auditors are unaware, and each director has taken all the steps necessary that he or she ought to have taken as a director in order to make himself or herself aware of the relevant audit information and to establish that the group's auditors are aware of that information.

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditors and resolutions proposing their re-appointment and authorising the board to set their remuneration will be submitted to the forthcoming annual general meeting.

Directors' indemnities

The company has granted rolling indemnities to the directors, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors of the company or of one or more of its subsidiaries. The Company Secretary and Deputy Company Secretary have also been granted indemnities, on similar terms, covering their roles as Company Secretary and Deputy Company Secretary respectively of the company and as directors or as company secretary of one or more of the company's subsidiaries. The board believes that it is in the best interests of the group to attract and retain the services of the most able and experienced directors and officers by offering competitive terms of engagement, including the granting of such indemnities.

The indemnities are categorised as 'qualifying third-party indemnities' for the purposes of the Companies Act 1985 and will continue in force for the benefit of directors and officers for as long as they remain in their positions.

Substantial shareholdings

Details of notifications received by the company in accordance with the Disclosure and Transparency Rules as at 25 May 2007 are set out in the ordinary shareholding analyses on page 142 of this annual report.

Financial Instruments

Information on the financial risk management objectives and policies of the group are contained in Note 22 to the consolidated financial statements.

John Davidson
General Counsel and Group Company Secretary
For and on behalf of the board of
SABMiller plc

4 June 2007

Introduction
This report and the recommendations of the remuneration committee have been approved without amendment by the board for submission to shareholders.

Other than as is specifically indicated in this report, the committee intends to apply the same policies to each component of executive director remuneration in the future as in the year under review.

This report complies with the Directors' Remuneration Report Regulations 2002, and, except where noted below, the company applied throughout the reporting year the provisions of the 2003 Combined Code relating to remuneration.

Information not subject to audit

Composition and terms of reference of the remuneration committee (the committee)
During the financial year ended 31 March 2007, the members of the committee were Mr Morland (Chairman), Lord Fellowes, Mr Manser and Mr Manzoni. Lord Renwick of Clifton, Mr Bible, Mr Santo Domingo and Mr Kahn joined meetings as observers and also present were the Chief Executive, Mr Mackay, the Company Secretary, Mr Davidson, and the Deputy Company Secretary, Mr Shapiro, other than when their own remuneration was discussed.

The committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants and awards under the company's share incentive plans, in accordance with terms of reference approved by the board. Consideration is also given to the company's groupwide compensation and incentive policies to ensure alignment.

Advisers
In the course of its deliberations, the committee has considered the views of the Chief Executive on the remuneration and performance of the members of the executive committee. The Company Secretary, the Human Resources Director and the Head of Compensation and Benefits have also provided information to the committee relating to the co-ordination of global pay policies, expatriate and local pay for international deployments, and equity usage through share incentive plans.

Kepler Associates and Mercer Human Resource Consulting have been appointed by the committee to provide advice on market information and other remuneration matters. Kepler Associates does not provide any other advice or services to the group. Mercer also provides advice to the company on pensions and risk matters.

Remuneration policies
The overall policy of the committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance, and which will attract, motivate and retain individuals of the necessary calibre. The committee takes account of the need to be competitive in the different parts of the world in which the company operates.

The committee has implemented its policy of agreeing a remuneration package for each executive director comprising an annual base salary, an annual cash bonus plan, long-term incentives through participation in share option and performance share plans, pension contributions, other security and health benefits, and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of 'fixed' pay which is competitive with appropriate comparators. The variable pay elements provided by short-term and long-term incentives form a significant proportion of executive directors' pay and are intended to provide the opportunity for executives to earn superior total pay for superior company and individual performance. The table and charts below show the ratios of performance-related compensation to base salary and benefits of the executive directors, and the relative value of the different elements, including the target bonus and fair value of the long-term share-based compensation awarded in the year under review. The ratios are in line with the committee's policy on the balance between fixed and variable pay.

In order to align the interests of the executive directors and executive committee members with the interests of shareholders, share incentives are considered to be critical elements of executive remuneration policy. The committee considers that all elements of the package are of importance in supporting the group's remuneration policy.

Target remuneration levels for the executive directors are set with reference to a group of 30 FTSE companies being ranked in the 15 places either side of SABMiller plc in terms of market capitalisation. The committee continued to have regard to pay levels and practices in the company's principal international competitors and in companies in the USA and South Africa comparable to its divisions in those countries.

	Salary £	Retirement £	Benefits £	Bonus £	LTI £	Total £	% Fixed	Variable %
EAG Mackay	950,000	285,000	120,032	1,450,000	2,373,984	5,179,016	26.2	73.8
MI Wyman	575,000	172,500	152,227	565,000	1,445,034	2,909,761	30.9	69.1

Performance related compensation (%)

EAG Mackay



Salary 18.3%
Pension 5.5%
Bonus 28.0%
LTI 45.9%
Benefits 2.3%

MI Wyman



Salary 19.8%
Pension 5.9%
Bonus 19.4%
LTI 49.7%
Benefits 5.2%

As previously reported, the committee last year reviewed the structure of pay arrangements for the executive directors and members of the executive committee including grant levels, performance criteria and vesting schedules. The committee considered the retesting of the performance condition for vesting of options granted under the company's Approved and No. 2 Schemes (as defined on page 50) and decided that the limited retesting provision should be removed for all future awards under the plan. The committee also considered the use of matching shares under the Performance Share Scheme (whereby executives who retain ownership of shares awarded to them after the initial three-year performance period, and who remain in employment with the group for a further two-year period, become eligible to receive an additional 50% of the initial number of shares vesting) and decided that in future the additional 50% will be incorporated into the initial award and a performance condition applied to this portion of the award over a five-year period. These changes were applied to the options granted and awards made in May 2006 and will apply to future options and awards.

The committee also considered last year the need to ensure an appropriate balance of performance measures in the group's long-term incentives. The committee decided that vesting for 50% of future awards of performance shares would be subject to SABMiller's Total Shareholder Return (TSR) performance condition, and 50% would be subject to three-year adjusted earnings per share (EPS) growth, with targets set according to the committee's judgement after considering, among other factors, historical and forecast adjusted EPS growth for SABMiller's peers (listed on page 51). For the period 2006 to 2009 the committee set last year an EPS growth target of 11% p.a. for full vesting with threshold vesting of 25% at 6% p.a., measured in US dollars. For regional managing directors the profit element is based on regional, segmental EBITA targets over the three-year fiscal cycle for their respective regions. For the period 2007 to 2010 the committee has set an EPS growth target of 11% p.a. for full vesting with threshold vesting of 25% at 6% p.a., measured in US dollars. For regional managing directors the profit element is again based on regional, segmental EBITA targets over the three-year fiscal cycle for their respective regions.

The committee has reviewed the way in which the TSR performance condition should operate in the case of TSR performance above the median of the peer group. It has determined that for the period 2007 to 2010 and for future periods, the maximum number of shares should be earned if the company's TSR for the period exceeds the median by 25% with respect to the three-year vesting test and by 33% with respect to the five-year vesting test. Of the maximum number of shares 25% will continue to be earned for TSR performance at the median of the peer group. Intermediate outcomes will result in a pro rata number of shares earned.

The committee also resolved last year that future awards under the company's long-term incentive plans will be determined primarily by reference to the number of shares and options rather than as a multiple of base salary. De-linking the size of share-based awards from salary will, in the committee's view, support a more appropriate allocation of awards among executives and will avoid potentially inappropriate changes in the size of awards simply as a result of a rise or fall in share price. This philosophy has been continued this year.

Base pay

The committee reviews the salaries of executive directors at the beginning of each financial year. Details of the salaries applying from 1 April 2007 and the percentage changes from 31 March 2007 levels for the executive directors are shown in the table below:

Executive directors at 31 March 2007	2007 Salary £	2008 Salary £	% change from 2007
EAG Mackay	950,000	1,020,000	7.4
MI Wyman	575,000	615,000	7.0

The committee received advice from consultants and the Chief Executive on appropriate pay levels for the other members of the company's executive committee:

- for those executives based in the UK, salaries were determined by reference to appropriate UK benchmarks
- for those executives, other than those resident in the USA, whose primary responsibilities were for operations of business units outside the UK, part of base pay was related to appropriate benchmarks in their theatres of operation and the balance to UK pay levels
- in the case of the executives responsible for the South African, European and Africa/Asia operations respectively, salary was determined on the assessment that 30% of their time was spent on SABMiller plc duties and therefore related to the UK and global markets, while 70% was on duties for their businesses in their regions
- US salary levels have been determined by reference to the relevant US market comparators

Annual incentive plans

Each of the executive directors and members of the executive committee is entitled to participate in an annual bonus plan that rewards the achievement of group financial, divisional financial (where applicable), strategic and personal performance objectives agreed by the committee. The Chief Executive may earn a bonus of up to 175% of base salary. The Chief Financial Officer may earn a bonus of up to 120% of base salary and other executive committee members may earn bonuses of up to 120% on their pay in the UK and 150% in the USA and South Africa.

The group financial performance targets for executive director annual incentive plans relate to adjusted EPS growth and EBITA. The committee believes that linking short-term incentives to profit growth helps to reinforce the company's business objectives. The divisional financial targets vary according to divisional value drivers derived from group needs and include EBITA and sales volumes. Financial performance targets comprise 60% of the incentive bonus potential. The strategic and personal targets which make up the remaining 40% are specific and measurable.

At its meeting on 15 May 2007, the committee received assessments of the performance of the executives participating in the bonus plans against their agreed targets. In light of the achievement against the group financial targets and the levels of achievement against their strategic and personal objectives, the committee agreed the payments of bonuses as shown below to the executive directors:

	2007 Bonus £	% of salary	% achievement
EAG Mackay	1,450,000	153	87
MI Wyman	565,000	98	82

Information subject to audit

Directors' emoluments

The directors' emoluments in the year ended 31 March 2007 in total have been audited and were as follows:

Emoluments paid for the period 1 April 2006 to 31 March 2007

Name	2007 Salary/ fees £	2006 Salary/ fees £	2007 expense allowances £	2007 Benefits* £	2007 Total (excluding bonus) £	2007 bonus £	2007 Total £	2006 Total £
Executive directors								
EAG Mackay	950,000	875,000	–	120,032	1,070,032	1,450,000	2,520,032	2,356,981
MI Wyman	575,000	525,000	–	152,227	727,227	565,000	1,292,227	1,180,739
Total (A)							3,812,259	3,537,720
Non-executive directors								
GC Bible	–	–	–	–	–	–	–	–
NJ De Lisi	–	–	–	–	–	–	–	–
ME Doherty	58,500	–	–	172	58,672	–	58,672	–
Lord Fellowes	87,500	76,000	–	37	87,537	–	87,537	76,019
JM Kahn	205,500	155,000	–	1,675	207,175	–	207,175	155,760
PJ Manser	80,000	71,000	–	238	80,238	–	80,238	71,115
J Manzoni	62,500	56,000	–	234	62,734	–	62,734	56,115
MQ Morland	74,500	66,000	–	222	74,722	–	74,722	66,114
Ning Gaoning	–	–	–	–	–	–	–	14,698
CA Pérez Dávila	50,000	17,802	–	190	50,190	–	50,190	17,838
MC Ramaphosa	55,500	50,000	–	42	55,542	–	55,542	50,100
Lord Renwick of Clifton	59,000	53,000	–	–	59,000	–	59,000	53,000
A Santo Domingo Dávila	50,000	17,802	–	230	50,230	–	50,230	17,847
Total (B)							786,040	578,606
Grand total (A + B)							4,598,299	4,116,326

Mr Bible and Ms De Lisi have waived their fees. Mr Ning waived his fees and resigned from the board on 28 July 2005. Ms De Lisi resigned from the board on 30 April 2007 and Mr DS Devitre was appointed to the board in her place on 16 May 2007.
Mr Perez Dávila and Mr Santo Domingo Dávila were appointed to the board effective 9 November 2005.
The total emoluments reported for 2006 and 2007 exclude retirement contributions made by the company to the pension schemes as detailed above. Retirement contributions were paid on behalf of Mr Mackay and Mr Wyman in the amounts of £215,000 and £172,500 respectively being within the annual allowance and contributions of £70,000 in excess of the annual allowance were paid on behalf of Mr Mackay. In 2006 retirement contributions were paid on behalf of Mr Mackay and Mr Wyman to the extent allowed by the earnings cap, in the amounts of £54,806 and £25,766 respectively and contributions in excess of the earnings cap were £207,694 and £131,734 respectively.
During the year the group's apartment in London was made available to Mr Mackay to occupy intermittently, subject to tax on this use for his account.
Mr Mackay receives from Reckitt Benckiser plc an annual fee of £65,000 which he is permitted to retain, relating to his appointment as a non-executive director of Reckitt Benckiser plc. A proportion of this fee is applied to the purchase of Reckitt Benckiser plc ordinary shares.
* The items included within benefits are given on page 52.

Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below, which have been audited. During the year to 31 March 2007 the highest and lowest market prices for the company's shares were £12.26 and £9.21 respectively and the market price on 31 March 2007 was £11.15.

The tables below contain the aggregate expected values of each option grant or performance share award. The expected values of grants and awards made prior to November 2002 are the values previously disclosed in the Directors' Remuneration Reports up to 2003 and were calculated by Mercer. The expected values for the grants and awards made in 2003, 2004, 2005 and 2006 have been calculated by Mercer using:

- A binomial valuation model for the options that uses daily share price data and takes account of the option grant date, exercise price and risk-free rate of return, with assumptions as to dividend yield, future volatility and forfeiture; and
- A Monte Carlo simulation model for the performance share awards using the same inputs and assumptions as for the binomial model, but which projects, many thousands of times, the share price of the company along with the share prices of the comparator group stocks to determine correlations between the companies. This produces a distribution of share prices and TSR rankings thus allowing complex market-based hurdles to be modelled.

The methods of calculation of expected values have not been audited by PricewaterhouseCoopers LLP.

SABMiller plc Approved Share Option Scheme

Director	No. of Share options as at 31 March 2006	No. of Share options granted during the year	No. of Share options exercised during the year	Subscription price £	Exercisable 3 – 10 years from	No. of Share options as at 31 March 2007	Expected value £
EAG Mackay	5,586	–	–	5.37	16/03/1999	5,586	13,200
MI Wyman	3,623	–	–	8.28	20/05/2005	3,623	8,188

The terms and conditions of the options, including the performance conditions to which their vesting is subject, are set out on page 50.

SABMiller plc Executive Share Option (No. 2) Scheme

Director	No. of Share options as at 31 March 2006	No. of Share options granted during the year	No. of Share options vested during the year	No. of Share options exercised during the year	Sale price/ Market price £	Subscription price £	Exercisable 3 – 10 years from	No. of Share options outstanding as at 31 March 2007	Expected value £
EAG Mackay	112,577	–	–	–	–	4.85	09/03/1999	112,577	240,239
	159,416	–	–	–	–	4.11	02/06/2000	159,416	262,080
	161,589	–	–	–	–	5.16	01/06/2001	161,589	258,478
	201,578	–	–	–	–	5.705	31/05/2002	201,578	391,001
	327,721	–	327,721	–	–	4.1575	23/05/2003	327,721	426,037
	222,704*	–	–	–	–	6.605	21/05/2004	222,704	425,365
	211,353	–	–	–	–	8.28	20/05/2005	211,353	477,658
	–	230,000	–	–	–	10.61	19/05/2006	230,000	642,467
								1,626,938	
MI Wyman	60,463	–	–	60,463	10.5022	4.85	09/03/1999	–	–
	85,341	–	–	85,341	10.5022	4.11	02/06/2000	–	–
	88,857	–	–	–	–	5.16	01/06/2001	88,857	142,136
	93,339	–	–	–	–	5.705	31/05/2002	93,339	181,050
	153,337	–	153,337	153,337	10.5022	4.1575	23/05/2003	–	–
	102,195*	–	–	–	–	6.605	21/05/2004	102,195	195,192
	91,486	–	–	–	–	8.28	20/05/2005	91,486	206,758
	–	140,000	–	–	–	10.61	19/05/2006	140,000	391,067
								515,877	

The expected values shown are aggregates of the Black-Scholes values of each option grant up to 31 May 2002. The Black-Scholes values have been calculated using a model that uses daily share price data and takes account of the option grant date, exercise price and time to maturity, with assumptions as to dividend yield and the risk-free rate of return. Options granted from 23 May 2003 onwards are valued using the binomial method.

* The share options indicated were eligible to be tested against the performance condition described in this report for the three years ended 31 March 2007. The performance hurdle having been exceeded, these share options are eligible to be exercised as at 21 May 2007.

Note: Mr Mackay and Mr Wyman were granted 230,000 and 140,000 share options respectively at a subscription price of £11.67 per share on 18 May 2007.

In the year under review, options granted under the Approved and No. 2 Schemes in 2003 vested and became exercisable as the company's adjusted EPS for the year to 31 March 2006, at 61.1 pence (converted from US$ at the average exchange rate over the period 1 April 2005 to 31 March 2006) was more than 24.2% higher (the aggregate of RPI movement and 5% per annum compound growth) than the adjusted EPS of 34.9 pence for the year ended 31 March 2003 (the base year calculation of the performance condition) converted from US$ at the average exchange rate for the period from 1 April 2002 to 31 March 2003.

The terms and conditions of the options, including the performance conditions to which their vesting is subject, are set out on page 50.

SABMiller plc Performance Share Award Scheme

The terms and conditions of the awards, including the performance conditions to which their vesting is subject, are set out on pages 50 and 51.

Director	No. of Shares in conditional base awards as at 31 March 2006	No. of Shares vested and subject to additional Shares	No. of Shares in conditional base award granted during the year	Purchase price* £	Expected value £	Maximum additional Shares that could be awarded after vesting	Expected value £	Performance period 3 years from	Awards vested or lapsed during the year	No. of Shares under conditional awards as at 31 March 2007
EAG Mackay	–	–	–	0.00	–	–	95,390	–	36,973***	–
	–	100,789	–	0.00	287,501	50,395	143,750	–	–	–
	–	240,000	–	0.00	1,087,560	120,000	543,780	–	–	–
	163,860	–	–	0.00	376,878	81,930	176,150	23/05/2003	163,860**	–
	111,352	–	–	0.00	395,300	55,676	185,401	21/05/2004	–	111,352
	105,676	–	–	0.00	466,031	52,838	221,920	20/05/2005	–	105,676
	–	–	230,000	0.00	1,731,517	n/a	n/a	19/05/2006	–	230,000
										617,423
MI Wyman	–	–	–	0.00	–	–	39,373	–	15,262***	–
	–	46,670	–	0.00	133,126	23,335	66,563	–	–	–
	–	160,000	–	0.00	725,040	80,000	362,520	–	–	–
	76,669	–	–	0.00	176,339	38,335	82,419	23/05/2003	76,669**	–
	51,098	–	–	0.00	181,398	25,549	85,078	21/05/2004	–	51,098
	47,554	–	–	0.00	209,713	23,777	99,863	20/05/2005	–	47,554
	–	–	140,000	0.00	1,053,967	n/a	n/a	19/05/2006	–	140,000
										341,987

* The face value (market value at the time of the award) of these awards is assumed to be £5.16 per share for the 1 June 2001 tranche, £5.705 for the 31 May 2002 tranche, £4.77 for the 9 July 2002 tranche, £4.1575 for the 23 May 2003 tranche, £6.605 for the 21 May 2004 tranche, £8.28 for the 20 May 2005 and £10.61 for the 19 May 2006 tranche for the purposes of the expected value calculations. The expected values shown are the aggregate expected values of all outstanding awards estimated by reference to the probabilities of any portion of each award vesting.
Note: Mr Mackay and Mr Wyman were awarded 230,000 and 140,000 conditional awards of performance shares respectively on 18 May 2007.

** The indicated conditional awards of free shares were tested against the performance condition described in this report over the three years ended 23 May 2006. Having achieved upper quartile performance, these vested in full. Of these vested shares 69,638 and 32,584 shares were sold to cover income tax liabilities owing by Mr Mackay and Mr Wyman respectively. These are now beneficially held as represented in the beneficial schedule on page 53, but are retained in this table as they may rank for the 50% additional award after two years from 23 May 2006. The price on the vesting date was £10.21 per share.

*** These awards represent the automatic additional 50% vesting arising from the original 1 June 2001 award, the shares having been held in Trust for an additional two years after the original vesting date. Of these additional vested shares 15,159 and 6,258 shares were sold to cover income tax liabilities owing by Mr Mackay and Mr Wyman respectively. The price on vesting date, being 1 June 2006, was £9.85 per share.

SABMiller plc Executive Share Purchase Scheme

Prior to adoption of new share schemes on listing in March 1999, each of the executive directors participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

Director	No. of Share options as at 31 March 2006	No. of Share options granted during the year	No. of Share options implemented/ exercised during the year	Sale price/ market price (R)	Subscription price (R)	Exercisable 5-10 years from	No. of Share options as at 31 March 2007
EAG Mackay	100,000	–	100,000*	–	53.95	28/05/1997	–
	150,000	–	150,000*	127.453	46.40	11/11/1998	–
MI Wyman							
	40,000	–	–	–	32.84	14/09/1998	40,000
	60,000	–	–	–	46.40	11/11/1998	60,000
							100,000

* The 1997 tranche was ceded to the Graham Mackay Family Trust at grant. Upon implementation 100,000 shares were sold at R127.453 per share to cover the subscription and income tax liabilities of both tranches. 50,000 shares were registered in the name of Mr Mackay and the balance of 100,000 shares remain in his family trust.

The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table.

From 3 June 2000, the SAB Executive Share Purchase Scheme was closed for purposes of new awards, and replaced by the Mirror Scheme for the purposes of new awards to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa. These are issued annually to employees on the basis of assessment of performance and potential. The unconditional vesting period has been reduced from a five-year period to a three-year period for the May 2006 and future grants, in line with local market practice.

Approval

This report was approved by the board on 16 May 2007 as recommended by the remuneration committee on 15 May 2007.

By order of the board

Miles Morland
Director
4 June 2007

on the consolidated financial statements

The directors are responsible for preparing the group financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated financial statements for each financial year. Under that law the directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The consolidated financial statements are required by law to give a true and fair view of the state of affairs of the group and of the profit or loss of the group for that year.

In preparing those consolidated financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State that the consolidated financial statements comply with IFRSs as adopted by the European Union
- Prepare the consolidated financial statements on the going concern basis, unless it is inappropriate to presume that the group will continue in business

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the consolidated financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In addition, the Companies Act 1985 requires directors to provide the group's auditors with every opportunity to take whatever steps and undertake whatever inspections the auditors consider to be appropriate for the purpose of enabling them to give their audit report. The directors, having made appropriate enquiries, confirm that:

- as far as each director is aware, there is no relevant audit information of which the group's auditors are unaware
- each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the group's auditors are aware of that information

The directors have reviewed the group's budget and cash flow forecasts. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that SABMiller plc is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

A copy of the financial statements of the group and the company are placed on the company's website. The directors are responsible for the maintenance and integrity of statutory and audited information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

We have audited the group financial statements of SABMiller plc for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of SABMiller plc for the year ended 31 March 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review and the Sustainable Development Review that is cross referred from the principal activities and business review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report, as described in the contents, and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2007 and of its profit and cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
4 June 2007

CONSOLIDATED INCOME STATEMENT
for the year ended 31 March

	Notes	2007 US$m	2006 US$m
Revenue	2	**18,620**	15,307
Net operating expenses	3	**(15,593)**	(12,732)
Operating profit		**3,027**	2,575
Operating profit before exceptional items	2	**3,120**	2,590
Exceptional items	4	**(93)**	(15)
Net finance costs	5	**(428)**	(299)
Interest payable and similar charges	5a	**(668)**	(377)
Interest receivable	5b	**240**	78
Share of post-tax results of associates		**205**	177
Profit before taxation		**2,804**	2,453
Taxation	7	**(921)**	(779)
Profit for the financial period	25	**1,883**	1,674
Profit attributable to minority interests		**234**	234
Profit attributable to equity shareholders		**1,649**	1,440
		1,883	1,674
Basic earnings per share (US cents)	8	**110.2**	105.0
Diluted earnings per share (US cents)	8	**109.5**	104.3

All operations are continuing.

The notes on pages 64 to 126 form part of the financial statements.

	Notes	2007 US$m	2006* US$m
Assets			
Non-current assets			
Goodwill	10	**13,250**	12,814
Intangible assets	11	**3,901**	3,596
Property, plant and equipment	12	**6,750**	6,337
Investments in associates	13	**1,351**	1,133
Available for sale investments	14	**52**	43
Derivative financial instruments	22	**34**	3
Trade and other receivables	16	**181**	86
Deferred tax assets	20	**164**	274
		25,683	24,286
Current assets			
Inventories	15	**928**	878
Trade and other receivables	16	**1,471**	1,225
Current tax assets		**103**	54
Derivative financial instruments	22	**6**	4
Loan participation deposit		**–**	196
Cash and cash equivalents	17	**481**	472
		2,989	2,829
Assets in disposal groups held for sale	18	**64**	–
		3,053	2,829
Total assets		**28,736**	27,115
Liabilities			
Current liabilities			
Derivative financial instruments	22	**(5)**	(3)
Borrowings	21	**(1,711)**	(1,950)
Trade and other payables	19	**(2,746)**	(2,414)
Current tax liabilities		**(429)**	(316)
Provisions	23	**(266)**	(182)
		(5,157)	(4,865)
Liabilities directly associated with disposal groups held for sale	18	**(19)**	–
		(5,176)	(4,865)
Non-current liabilities			
Derivative financial instruments	22	**(204)**	(175)
Borrowings	21	**(5,520)**	(5,652)
Trade and other payables	19	**(269)**	(272)
Deferred tax liabilities	20	**(1,393)**	(1,437)
Provisions	23	**(1,173)**	(1,129)
		(8,559)	(8,665)
Total liabilities		**(13,735)**	(13,530)
Net assets		**15,001**	13,585
Equity			
Share capital	24	**158**	158
Share premium	25	**6,137**	6,099
Merger relief reserve	25	**3,395**	3,395
Other reserves	25	**466**	102
Retained earnings	25	**4,250**	3,289
Total shareholders' equity		**14,406**	13,043
Minority interests in equity	25	**595**	542
Total equity		**15,001**	13,585

* As restated (see note 28).

The balance sheet of SABMiller plc is shown on page 129.
The notes on pages 64 to 126 form part of the financial statements.
The financial statements were approved by the Board of directors on 4 June 2007 and were signed on its behalf by:

Graham Mackay
Chief Executive Officer

Malcolm Wyman
Chief Financial Officer

for the year ended 31 March

	Notes	2007 US$m	2006 US$m
Cash flows from operating activities			
Cash generated from operations	26a	**4,018**	3,291
Interest received		**231**	80
Interest paid		**(719)**	(401)
Tax paid		**(801)**	(869)
Net cash from operating activities		**2,729**	2,101
Cash flows from investing activities			
Purchase of property, plant and equipment		**(1,191)**	(999)
Proceeds from sale of property, plant and equipment		**110**	48
Purchase of intangible assets		**(270)**	(33)
Purchase of investments		**(3)**	(7)
Proceeds from sale of investments		**1**	5
Proceeds from sale of associates		**81**	–
Proceeds on disposal of shares in subsidiaries		**7**	–
Acquisition of subsidiaries (net of cash acquired)		**(131)**	(717)
Purchase of shares from minorities		**(200)**	(2,048)
Purchase of shares in associates		**(186)**	(1)
Repayment of funding by associates		**–**	122
Dividends received from associates		**102**	71
Dividends received from other investments		**1**	2
Net cash used in investing activities		**(1,679)**	(3,557)
Cash flows from financing activities			
Proceeds from the issue of shares		**38**	30
Purchase of own shares for share trusts		**(30)**	(8)
Proceeds from borrowings	26b	**5,126**	3,002
Repayment of borrowings	26b	**(5,663)**	(900)
Capital element of finance lease payments		**(7)**	(28)
Decrease/(increase) in loan participation deposit	26b	**200**	(196)
Net cash receipts on net investment hedges		**42**	–
Dividends paid to shareholders of the parent		**(681)**	(520)
Dividends paid to minority interests		**(161)**	(167)
Net cash (used)/generated in financing activities		**(1,136)**	1,213
Net cash from operating, investing and financing activities		**(86)**	(243)
Effects of exchange rate changes		**(18)**	11
Net decrease in cash and cash equivalents	26b	**(104)**	(232)
Cash and cash equivalents at 1 April	26b	**398**	630
Cash and cash equivalents at 31 March	26b	**294**	398

The notes on pages 64 to 126 form part of the financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSE for the year ended 31 March

	2007 US$m	2006 US$m
Currency translation differences on foreign currency net investments	**362**	(128)
Actuarial (losses)/gains on defined benefit plans	**(5)**	42
Fair value moves on available for sale investments	**7**	–
Tax on items taken directly to equity	**2**	(17)
Net investment hedges	**(2)**	(2)
Net gains/(losses) recognised directly in equity	**364**	(105)
Profit for the year	**1,883**	1,674
Total recognised income for the year	**2,247**	1,569
– attributable to equity shareholders	**2,010**	1,360
– attributable to minority interests	**237**	209

Note 1 Accounting policies

The significant accounting policies adopted in the preparation of the group's financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a) Basis of preparation

The consolidated financial statements of SABMiller plc have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union, IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS. All International Financial Reporting Standards issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted for use in the EU through the endorsement procedure established by the European Commission.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial instruments as described in the accounting policies below. The accounts have been prepared on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the group's accounting policies. Actual results could differ from those estimates.

The financial information for the year ended 31 March 2006 has been restated for further adjustments relating to initial accounting for business combinations in accordance with IFRS 3, 'Business combinations'. Further details of these adjustments are provided in note 28.

b) Recent accounting developments

(i) Interpretations and amendments to published standards effective during the year ended 31 March 2007.

IFRIC 4, 'Determining whether an Arrangement contains a Lease' (effective from 1 January 2006) requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement.

IFRIC 7, 'Applying the Restatement Approach' under IAS 29 'Financial Reporting in Hyperinflationary Economies' (effective for periods beginning 1 March 2006) provides guidance in a reporting period in which an entity identifies the existence of hyperinflation in the economy.

IAS 39 and IFRS 4 (Amendment), financial guarantee contracts, (effective for periods beginning 1 January 2006) require issued financial guarantees to be initially recognised at their fair value and subsequently measured at the higher of the amount initially recognised less, when appropriate, cumulative amortisation and the amount determined in accordance with IAS 37 'Provisions Contingent Liabilities and Contingent Assets'.

Financial guarantee contracts are defined in IAS 39 as contracts that require the issuer to make specified payments to reimburse the holder of a debt instrument for a loss it incurs because a specified debtor fails to make payment when due.

The adoption of these interpretations and the amendments to IAS 39 and IFRS 4 have not had a material effect on the consolidated results of operations or financial position of the group.

(ii) Standards, amendments and interpretations effective during the year ended 31 March 2007 but not relevant.

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 April 2006 but they are not relevant to the group's operations:

- IFRS 1 (Amendment), 'First-time adoption of International Financial Reporting Standards'
- IFRS 6, 'Exploration for and Evaluation of Mineral Resources'
- IFRIC 5, 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'
- IFRIC 6, 'Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment'

(iii) Standards that are not yet effective and have not been early adopted by the group.

The following standards have been published that are mandatory for the group's accounting periods beginning on or after 1 April 2007 or later periods but that the group has not early adopted:

- IFRS 7, 'Financial Instruments: Disclosures', (effective from 1 January 2007), introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, 'Financial Instruments: Disclosure and Presentation'. The group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 April 2007, and it is not expected to have a material effect on the group's disclosures
- IFRS 8, 'Operating Segments', (effective from 1 January 2009), requires the amount reported for each operating segment item to be the measure reported to management for the purposes of allocating resources to the segment and assessing its performance. The group does not plan to apply IFRS 8 early, and its adoption is not expected to have a material impact on the group's current segmental reporting

Note 1 Accounting policies continued

c) Significant judgements and estimates

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net position of the group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement and estimation for the group:

(i) Impairment reviews in respect of goodwill and indefinite lived intangible assets are performed at least annually. More regular reviews are performed if events indicate that this is necessary. Details of the estimates used are set out in note 10.

(ii) The determination of the carrying amount of property, plant and equipment and related depreciation; capitalisation of costs, estimation of useful economic life and recoverability of such assets. The estimates in relation to these items are set out in part (i) to this note.

(iii) The group is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the provision for taxes as the tax treatment cannot be finally determined until a formal resolution has been reached with the relevant tax authority.

(iv) Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. Details of the assumptions used are set out in note 30.

(v) The determination of the carrying amount and estimated useful lives of intangible assets acquired in a business combination.

d) Segmental reporting

A reportable segment is a distinguishable business or geographical component of the group that provides products or services that are different from those of other segments. Segments results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The group's primary segmental analyses are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. The group presents its geographic analysis as its primary segmentation.

The group presents its product analysis as its secondary segmentation. This will be analysed between secondary segments of Beer, Soft drinks and Other.

e) Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The consolidated financial statements include the financial information of the subsidiary and associated entities owned by the company.

(i) Subsidiaries

Subsidiaries are entities controlled by the company, where control is the power directly or indirectly to govern the financial and operating policies of the entity so as to obtain benefit from its activities, regardless of whether this power is actually exercised. Where the company's interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in minority interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company's subsidiaries have a local statutory accounting reference date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company's accounting reference date.

(ii) Associates

Associates are entities in which the group has a long-term interest and over which the group has directly or indirectly significant influence, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate, Distell Group Ltd, has a statutory accounting reference date of 30 June. In respect of each year ending 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

f) Foreign exchange

(i) Foreign exchange translation

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group's presentational currency. The South African rand (ZAR) and Colombian peso (COP) exchange rates to US dollar used in preparing the consolidated financial statements were as follows:

	Weighted average rate		Closing rate	
	ZAR	COP	ZAR	COP
Year ended 31 March 2006	6.41	2,275	6.20	2,292
Year ended 31 March 2007	7.06	2,340	7.29	2,190

Note 1 Accounting policies continued

The weighted average exchange rates have been calculated based on the average of the exchange rates during the relevant year and weighted according to the revenue of the group's businesses.

(ii) Transactions and balances
The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial assets and liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in equity.

(iii) Overseas subsidiaries and associates
One-off items in the income and cash flow statements of overseas subsidiaries and associates expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future and is either denominated in the functional currency of the parent or the foreign entity. When a foreign operation is disposed of, any related exchange differences in equity are recycled through the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

g) Business combinations

(i) Subsidiaries
The purchase method is used to account for the acquisition of subsidiaries. The identifiable net assets (including intangibles), are incorporated into the financial statements on the basis of the fair value to the group from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group's results from that date.

Control is presumed to exist when the group owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists where the group has the ability to direct or dominate decision-making in an entity, regardless of whether this power is actually exercised.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition plus costs directly attributable to the acquisition. It also includes the group's estimate of any deferred consideration payable. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, contingent consideration is included in the cost of an acquisition if the adjustment is probable (that is, more likely than not) and can be measured reliably. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

Where the group purchases additional shares in subsidiaries such purchases are reflected as separate acquisition processes and no revised fair valuation is required. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

On the subsequent disposal or termination of a previously acquired business, the results of the business are included in the group's results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

(ii) Associates
The group's share of the recognised income and expenses of associates are accounted for using the equity method from the date significant influence commences to the date it ceases based on present ownership interests. The date significant influence commences is not necessarily the same as the closing date or any other date named in the contract.

The group recognises its share of associates' results as a one line entry before tax in the income statement, after taking account of the share of interest, tax and minority interests.

When the group's interest in an associate has been reduced to nil because the group's share of losses exceeds its interest in the associate, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate. Where the disposal of an investment in an associate is considered highly probable (that is, significantly more likely than probable), the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to dispose.

Note 1 Accounting policies continued

(iii) Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the group's interest in the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group's share of identifiable net assets acquired exceeds the fair value of the consideration, the difference is recorded as negative goodwill. Negative goodwill arising on an acquisition is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates is included in the carrying value of the investment in the associate.

Where a business combination occurs in several stages, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase.

h) Intangible assets

Intangible assets are stated at cost less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for applied development costs referred to under research and development below.

Intangible assets with indefinite lives are not amortised but are subject to annual reviews for impairment.

Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The directors' assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

Intangible assets acquired as part of a business combination are recognised separately when they are identifiable, it is probable that economic benefits will flow to the group and the fair value can be measured reliably.

(i) Trademarks recognised as part of a business combination

Trademarks are recognised as an intangible asset where the trademark has a long-term value. Acquired trademarks are only recognised where title is clear or the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable. The group typically arrives at the cost of such trademarks on a relief from royalty basis.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is 10-40 years, being the period for which the group has exclusive rights to those trademarks. Where the acquired trademark is seen as having an indefinite useful economic life, the carrying value is subject to an annual impairment review.

(ii) Contract brewing and other licences recognised as part of a business combination

Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension. Contractual arrangements and relationships with customers and distributors are also valued on a similar basis.

Where the acquired licence or contract is seen as having a finite useful economic life, it is subject to amortisation, which is the period for which the group has exclusive rights to these assets or income streams.

(iii) Customer lists and relationships recognised as part of a business combination

The fair value of businesses acquired may include customer lists and relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Where the acquired asset is seen as having a finite useful economic life ranging from 10 to 15 years, it is subject to amortisation over the period for which the group has the benefit of these assets.

(iv) Software

Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring them to use. Direct costs associated with the production of identifiable and unique internally generated software products controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used) and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three and eight years.

Internally generated costs associated with maintaining computer software programmes are expensed as incurred.

Note 1 Accounting policies continued

(v) Research and development
Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are only capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), future costs exceed expected revenue and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives.

i) Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i) Land and buildings
Land and buildings have been included at their cost as permitted by IFRS 1. Cost represents the carrying value of land and buildings as at the transition date to IFRS, being 1 April 2004.

(ii) Assets in the course of construction
Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. Depreciation of these assets, on the same basis as other property assets commences when the assets are ready for their intended use.

(iii) Assets held under finance leases
Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the lease obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

(iv) Containers
Containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two-stage process:

- The excess over deposit value is written down over a period of 1-3 years.
- Provisions are made against the deposit values for breakages and loss in trade together with a design obsolescence provision held to write off the deposit value over the expected bottle design period – which is a period of no more than 10 years from the inception of a bottle design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use bottles for different brands.

(v) Depreciation
No depreciation is provided on freehold land or assets in the course of construction. In respect of all other plant, property and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset over its expected useful life as follows:

Freehold buildings	20-50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2-30 years
Containers, including returnable containers	1-10 years
Assets held under finance leases	Lower of the lease term of life of the asset

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount.

(vi) Capitalisation of borrowing costs
Direct financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to be developed for their intended use, are capitalised up to the time of completion of the project.

Note 1 Accounting policies continued

j) Advance payments made to customers (principally hotels, restaurants, bars and clubs)

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and are amortised in the income statement over the relevant period to which the customer commitment is made (typically 3-5 years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortised cost of the advance is included in sales discounts as a reduction to revenue and where there are specific marketing activities/commitments the cost is included as an operating expense. The amounts capitalised are reassessed annually for achievement of targets and are written down if there are impairment concerns.

Assets held at customer premises are included within plant, property and equipment and are depreciated in line with group policies on similar assets.

k) Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO)
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

l) Financial assets and financial liabilities

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transactions costs where applicable). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the right to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities and there is an intention to settle on a net basis, which are in determinable monetary amounts, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Investments in this category are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment.

(ii) Available-for-sale investments

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through the income statement, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and are subsequently re-measured at fair value and tested for impairment. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in equity. On disposal or impairment of available-for-sale investments, any gains or losses in equity are recycled through the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iii) Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

Note 1 Accounting policies continued

A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset's carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

(iv) Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group's cash management.

(v) Derivative financial assets and financial liabilities
Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; if it would not be considered as a derivative if it was freestanding; or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. (See note x for the group's accounting policy on hedge accounting.)

(vi) Trade payables
Trade payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.

Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

(vii) Borrowings
Borrowings are recognised initially at fair value, net of transactions costs and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date.

m) Impairment

This policy covers all assets except inventories (see note k), financial assets (see note l), non-current assets classified as held for sale (see note n), and deferred tax assets (see note u).

Impairment reviews are performed by comparing the carrying value of the non-current asset to its recoverable amount, being the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of non-current assets are written down by any impairment amount, the loss is recognised in the income statement in the period in which it is incurred.

Where the asset does not generate cash flows that are independent from the cash flows of other assets the group estimates the recoverable amount of the cash generating unit (CGU) to which the assets belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets and liabilities that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

When an impairment is recognised at a CGU level, the impairment loss is held firstly against any specifically impaired assets of the CGU, when the impairment test for goodwill is completed any impairment is first taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis.

Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Intangible non-current assets with an indefinite life and goodwill are tested annually for impairment. Assets subject to amortisation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

Note 1 Accounting policies continued

n) Non-current assets (or disposal groups) held for sale

Non-current assets and all assets and liabilities classified as held for resale are measured at the lower of carrying value and fair value less costs to sell.

Such assets are classified as held for resale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

o) Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within interest costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses however provisions are recognised for onerous contracts where the unavoidable cost exceeds the expected benefit.

p) Share capital

Ordinary shares are classified as equity. The convertible participating shares and the non-voting convertible shares are also classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the share premium account.

q) Investments in own shares and those shares held by employee benefit trusts

Shares held by employee share ownership plans and employee benefit trusts are treated as a deduction from equity until the shares are cancelled, reissued, or disposed of. The SABMiller plc shares held by Safari Ltd, a special purpose vehicle, are classified similarly.

Purchases of such shares are classified in the cash flow statement as a purchase of own shares for share trusts within net cash from financing activities.

Where such shares are subsequently sold or reissued any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company's equity shareholders.

r) Revenue recognition

(i) Sale of goods and services

Revenue represents the fair value at consideration received or receivable for goods and services provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii) Interest income

Interest income is recognised on an accruals basis using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

(iii) Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

s) Operating leases

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

Note 1 Accounting policies continued

t) Exceptional items

Where certain expense or revenue items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, interest and tax.

Exceptional items are also summarised by class in the segmental analyses, excluding those that relate to interest and tax.

Where certain income statement items incurred are of a capital nature or are considered material and non-recurring, the group proposes to continue to present alternative earnings per share calculations both on a headline (under the United Kingdom Society of Investment Professionals definition) and on an adjusted basis.

u) Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group's liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is probable that future taxable profit will be available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

v) Dividend distributions

Dividend distributions to equity holders of the parent are recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when approved by the board. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

w) Employee benefits

(i) Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees' services are rendered.

(ii) Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high-quality corporate bonds.

(iii) Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

(iv) Share-based compensation

The group operates a variety of equity-settled, share-based compensation plans. These comprise share option plans (with and without non-market performance conditions attached) and a performance share award scheme (with market conditions attached). An expense is recognised to spread the fair value of each award granted after 7 November 2002 over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. This expense is offset by a corresponding adjustment made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. The charge is based on the fair value of the award as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

Note 1 Accounting policies continued

The charge is not reversed if the options are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(v) Pension obligations
The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for any actuarial gains or losses and unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full as they arise outside of income statement and are presented in the statement of recognised income and expense, with the exception of gains or losses arising from changes in the benefits regarding past services, which are recognised in the income statement.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time. In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi) Other post-employment obligations
Some group companies provide post-retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in full as they arise outside the income statement and are presented in the statement of recognised income and expense. These obligations are valued annually by independent qualified actuaries.

(vii) Termination benefits
Temination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

x) Derivative financial instruments
The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, cross currency swaps and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies. The group also has derivatives embedded in other contracts primarily cross border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the group is required to document at inception, the relationship between the hedged item and the hedging instrument as well as its risk management objectives and strategy for undertaking hedging transactions. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is re-performed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or commitment (cash flow hedge); or hedges of net investments in foreign operations (net investment hedge).

(i) Fair value hedges
Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

Note 1 Accounting policies continued

(ii) Cash flow hedges
Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency risk to which the cash flows of certain liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised as a separate component of equity. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts and cross currency swaps) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in equity. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only recycled to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

Certain derivative instruments, whilst providing effective economic hedges under the group's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

y) Deposits by customers
Bottles and containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liabilities that may arise in respect of deposits for unbranded containers and bottles is shown in provisions.

z) Earnings per share
Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group's employee benefit trust during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group's employee benefit trust during the year, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

2 Segmental analysis

Primary reporting format – geographical segments

Income Statement

	Segment revenue 2007 US$m	Segment result 2007 US$m	Share of post-tax results of associates 2007 US$m	Total 2007 US$m	Segment revenue 2006 US$m	Segment result 2006 US$m	Share of post-tax results of associates 2006 US$m	Total 2006 US$m
Latin America	4,373	746	–	746	2,153	376	–	376
Europe	4,078	706	–	706	3,258	567	–	567
North America	4,887	366	–	366	4,912	454	–	454
Africa and Asia	1,455	272	121	393	1,203	257	104	361
South Africa	3,827	1,043	84	1,127	3,781	1,011	73	1,084
Corporate	–	(106)	–	(106)	–	(90)	–	(90)
Group	18,620	3,027	205	3,232	15,307	2,575	177	2,752
Net finance costs				(428)				(299)
Profit before tax				2,804				2,453
Taxation				(921)				(779)
Profit for the year				1,883				1,674

Voluntary Income Statement disclosures for the primary reporting format

Alternative performance measures have been provided below on a segmental basis since the directors believe that they give a useful additional indication of underlying performance.

Group revenue (including associates)

	Segment revenue 2007 US$m	Share of associates revenue 2007 US$m	Group revenue (including associates) 2007 US$m	Segment revenue 2006 US$m	Share of associates revenue 2006 US$m	Group revenue (including associates) 2006 US$m
Latin America	4,373	19	4,392	2,153	12	2,165
Europe	4,078	–	4,078	3,258	–	3,258
North America	4,887	–	4,887	4,912	–	4,912
Africa and Asia	1,455	1,219	2,674	1,203	1,018	2,221
South Africa						
– Beverages	3,827	447	4,274	3,781	423	4,204
– Hotels and Gaming	–	340	340	–	321	321
– South Africa total	3,827	787	4,614	3,781	744	4,525
Corporate	–	–	–	–	–	–
Group	18,620	2,025	20,645	15,307	1,774	17,081

There is no material difference between the source and destination of revenue. Revenue between segments is immaterial.

Operating profit

	Operating profit 2007 US$m	Exceptional items 2007 US$m	Operating profit before exceptional items 2007 US$m	Operating profit 2006 US$m	Exceptional items 2006 US$m	Operating profit before exceptional items 2006 US$m
Latin America	746	64	810	376	11	387
Europe	706	24	730	567	–	567
North America	366	–	366	454	–	454
Africa and Asia	272	–	272	257	–	257
South Africa: Beverages	1,043	–	1,043	1,011	–	1,011
Corporate	(106)	5	(101)	(90)	4	(86)
Group	3,027	93	3,120	2,575	15	2,590

2 Segmental analysis continued

EBITA

This comprises operating profit before exceptional items, amortisation of intangible assets (excluding software) and includes the group's share of associates' operating profit on a similar basis.

	Operating profit before exceptional items 2007 US$m	Share of associates' operating profit before exceptional items 2007 US$m	Amortisation of intangible assets (excluding software) 2007 US$m	EBITA 2007 US$m	Operating profit before exceptional items 2006 US$m	Share of associates' operating profit before exceptional items 2006 US$m	Amortisation of intangible assets (excluding software) 2006 US$m	EBITA 2006 US$m
Latin America	810	–	105	915	387	–	49	436
Europe	730	–	3	733	567	–	2	569
North America	366	–	9	375	454	–	–	454
Africa and Asia	272	193	2	467	257	164	1	422
South Africa:								
– Beverages	1,043	59	–	1,102	1,011	51	–	1,062
– Hotels and Gaming	–	100	–	100	–	84	–	84
– South Africa total	1,043	159	–	1,202	1,011	135	–	1,146
Corporate	(101)	–	–	(101)	(86)	–	–	(86)
Group	3,120	352	119	3,591	2,590	299	52	2,941

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

	2007 US$m	2006 US$m
Share of associates' operating profit (before exceptional items)	352	299
Share of associates' finance costs	(9)	(16)
Share of associates' taxation	(102)	(81)
Share of associates' minority interests	(36)	(25)
Share of post-tax results of associates	205	177

EBITDA (a reconciliation of group EBITDA after cash exceptional items to cash generated from operations can be found in note 26a).
This comprises the net cash generated from operations before working capital movements and after operating cash exceptional items.

	EBITDA before cash exceptional items 2007 US$m	Cash exceptional items 2007 US$m	EBITDA 2007 US$m	EBITDA before cash exceptional items 2006 US$m	Cash exceptional items 2006 US$m	EBITDA 2006 US$m
Latin America	1,147	(25)	1,122	574	(4)	570
Europe	936	(7)	929	733	–	733
North America	510	–	510	591	–	591
Africa and Asia	340	–	340	321	–	321
South Africa: Beverages	1,200	–	1,200	1,205	–	1,205
Corporate	(65)	(5)	(70)	(68)	(4)	(72)
Group	4,068	(37)	4,031	3,356	(8)	3,348

2 Segmental analysis continued

Balance Sheet

– Total Assets

	Segment assets 2007 US$m	Investment in associates 2007 US$m	Unallocated assets* 2007 US$m	Total assets 2007 US$m	Segment assets 2006 US$m	Investment in associates 2006 US$m	Unallocated assets* 2006 US$m	Total assets 2006** US$m
Latin America	12,575	5	–	12,580	12,092	73	–	12,165
Europe	4,232	–	–	4,232	3,582	–	–	3,582
North America	6,072	–	–	6,072	5,732	–	–	5,732
Africa and Asia	1,562	1,045	–	2,607	1,218	721	–	1,939
South Africa	2,074	301	–	2,375	2,331	339	–	2,670
Corporate	575	–	–	575	699	–	–	699
Unallocated assets	–	–	295	295	–	–	328	328
Group	27,090	1,351	295	28,736	25,654	1,133	328	27,115

* Unallocated assets include borrowing related derivative financial instrument assets, current tax and deferred tax assets.
** As restated (see note 28).

– Total Liabilities

	Segment liabilities 2007 US$m	Unallocated liabilities* 2007 US$m	Total liabilities 2007 US$m	Segment liabilities 2006 US$m	Unallocated liabilities* 2006 US$m	Total liabilities 2006** US$m
Latin America	1,226	–	1,226	1,072	–	1,072
Europe	874	–	874	644	–	644
North America	1,272	–	1,272	1,303	–	1,303
Africa and Asia	329	–	329	190	–	190
South Africa	592	–	592	607	–	607
Corporate	234	–	234	184	–	184
Unallocated liabilities	–	9,208	9,208	–	9,530	9,530
Group	4,527	9,208	13,735	4,000	9,530	13,530

* Unallocated liabilities include borrowings (including related derivative financial instruments), current tax and deferred tax liabilities.
** As restated (see note 28).

Other segmental information

	Depreciation and amortisation		Other non-cash items		Impairment losses recognised	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Latin America	366	177	8	15	3	2
Europe	189	159	13	(2)	21	10
North America	145	132	(3)	4	3	–
Africa and Asia	59	49	5	6	2	5
South Africa	134	136	21	58	1	1
Corporate	6	7	30	13	1	1
Group	899	660	74	94	31	19

	Capital expenditure excluding acquisitions		Acquisition activity		Total capital expenditure*	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Latin America	372	161	–	5,473	372	5,634
Europe	374	279	7	21	381	300
North America**	155	146	215	–	370	146
Africa and Asia	144	110	48	107	192	217
South Africa	230	280	–	–	230	280
Corporate	12	44	–	–	12	44
Group	1,287	1,020	270	5,601	1,557	6,621

* Capital expenditure includes acquisitions and additions of intangible assets and property, plant and equipment.
** Sparks and Steel Reserve brands have been reflected within acquisition activity for segmental reporting purposes.

2 Segmental analysis continued

Secondary Reporting Format – Business Segments

	Revenue		Total assets		Capital expenditure*	
	2007 US$m	2006 US$m	**2007 US$m**	2006** US$m	**2007 US$m**	2006 US$m
Beer	**15,744**	12,967	**22,563**	21,345	**1,323**	5,830
Soft drinks	**1,818**	1,619	**1,797**	2,286	**136**	259
Other	**1,058**	721	**2,730**	2,023	**98**	532
Sub-total	**18,620**	15,307	**27,090**	25,654	**1,557**	6,621
Investment in associates			**1,351**	1,133		
Unallocated assets			**295**	328		
Group	**18,620**	15,307	**28,736**	27,115	**1,557**	6,621

* Capital expenditure includes acquisitions and additions of intangible assets and property, plant and equipment.
** As restated (see note 28).

There is no material difference between the source and destination of revenue. Revenue between segments is immaterial.

3 Net operating expenses

	2007 US$m	2006 US$m
Cost of inventories recognised as an expense	**4,957**	4,239
– Changes in inventories of finished goods and work in progress	**27**	(21)
– Raw materials and consumables used	**4,930**	4,260
Excise duties*	**3,758**	2,929
Employee benefits costs (see note 6a)	**1,955**	1,723
Depreciation of property, plant and equipment	**737**	555
– Owned assets	**547**	435
– Under finance lease	**3**	9
– Containers	**187**	111
Net profit on disposal of property, plant and equipment	**(20)**	(5)
Amortisation of intangible assets	**162**	105
– Intangible assets excluding software	**119**	52
– Software	**43**	53
Other expenses	**4,237**	3,369
– Selling, marketing and distribution costs	**2,262**	1,797
– Repairs and maintenance expenditure on property, plant and equipment	**353**	289
– Impairment of property, plant and equipment	**13**	4
– Adjustment to goodwill	**31**	–
– Impairment of trade receivables	**18**	15
– Operating lease rentals – land and buildings	**33**	27
– Operating lease rentals – plant, vehicle and systems	**43**	27
– Restructuring and integration costs**	**44**	15
– Research and development expenditure	**6**	8
– Other operating expenses	**1,434**	1,187
Total net operating expenses by nature	**15,786**	12,915
Other income	**(193)**	(183)
– Revenue received from royalties	**(31)**	(34)
– Dividends received from investments	**(1)**	(3)
– Other operating income	**(161)**	(146)
Net operating expenses	**15,593**	12,732

* Excise duties have been incurred as follows: Latin America US$1,092 million (2006: US$502 million); Europe US$784 million (2006: US$607 million); North America US$856 million (2006: US$879 million); Africa and Asia US$321 million (2006: US$243 million) and South Africa US$705 million (2006: US$698 million).
** This excludes integration costs relating to accelerated container amortisation.

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under IAS 39, were a loss of US$32 million (2006: loss of US$7 million).

3 Net operating expenses continued

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2007 US$m	2006 US$m
Group auditors		
Fees payable to the company's auditor for the auditing of the company's annual accounts	**1**	1
Fees payable to the company's auditor and its associates for other services:		
Auditing of subsidiaries, pursuant to legislation	**8**	7
Other services supplied pursuant to legislation	**1**	6
Other services relating to taxation	**6**	5
Services relating to corporate finance transactions	**–**	6
Other services	**4**	4
	20	29

In 2006 US$12 million of the services related to the Bavaria Group transaction.

	2007 US$m	2006 US$m
Other auditors		
Fees payable to other auditors for other services:		
Auditing of subsidiaries, pursuant to legislation	**1**	1
Other services relating to taxation	**4**	4
Internal audit services	**1**	–
Litigation	**1**	–
Other services	**6**	18
	13	23

In 2006 US$13 million of other services related to consulting advice on internal control updates.

4 Exceptional items

	2007 US$m	2006 US$m
Subsidiaries' exceptional items included in operating profit:		
Latin America		
Bavaria integration and restructuring costs	**(64)**	(11)
Europe	**(24)**	–
Integration and restructuring costs	**(7)**	–
Profit on sale of land in Italy	**14**	–
Adjustment to goodwill	**(31)**	–
Corporate		
Bavaria integration costs	**(5)**	(4)
Exceptional items included within operating profit	**(93)**	(15)
Taxation credit	**30**	5

Latin America and Corporate
Integration and restructuring costs associated with the consolidation of Bavaria S.A. of US$69 million (2006: US$15 million) were incurred during the year.

Europe
Integration and restructuring costs of US$7 million associated with the consolidation of Pivovar Topvar a.s. and the relocation of the Europe hub office to Zug were incurred during the year.

In November 2006, the Naples brewery site was sold for US$28 million giving rise to a profit of US$14 million.

During the year the Group recognised deferred tax assets that had previously not been recognised on the acquisition of Birra Peroni SpA. In accordance with IAS12, Income Taxes, when deferred tax assets on losses not previously recognised on acquisition are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. This deferred tax asset has been substantially utilised during the year.

5 Net finance costs

	2007 US$m	2006 US$m
a. Interest payable and similar charges		
Interest payable on bank loans and overdrafts	**238**	124
Interest payable on corporate bonds	**378**	225
Early redemption penalty in respect of private placement notes	**–**	13
Interest element of finance leases payments	**1**	1
Net exchange (gains)/losses on financing activities	**(28)**	3
Fair value losses on derivative financial instruments	**–**	3
Losses on early settlement of bonds	**44**	1
Other finance charges	**35**	7
Total interest payable and similar charges	**668**	377
b. Interest receivable		
Interest receivable	**177**	78
Fair value gains on derivative financial instruments	**19**	–
Fair value gains on borrowings	**44**	–
Total interest receivable	**240**	78
Net finance costs	**428**	299

6 Employee and key management compensation costs

a. Employee costs

	2007 US$m	2006 US$m
Wages and salaries	**1,564**	1,416
Share based payments	**52**	32
Social security costs	**165**	129
Other pension costs	**120**	96
Post-retirement benefits other than pensions	**54**	50
	1,955	1,723

b. Employee numbers

The average monthly number of employees are shown on a full-time equivalent basis, excludes employees of associated undertakings and includes executive directors:

	2007 Number	2006 Number
Latin America*	**26,394**	15,412
Europe	**12,017**	11,622
North America	**5,889**	5,887
Africa and Asia	**11,028**	10,557
South Africa	**11,400**	10,778
Corporate	**221**	216
Group	**66,949**	54,472

* 2006: includes South America from October 2005. Annualised equivalent 26,051.

c. Key management compensation

The directors of the group and members of the executive committee (excom) are defined as key management. At 31 March 2007 there were 24 (2006: 22) members of key management.

	2007 US$m	2006 US$m
Salaries and short-term employee benefits	**27**	21
Post-employment benefits	**3**	2
Share-based payments	**7**	6
	37	29

The key management figures given above include the directors.

d. Directors

	2007 US$m	2006 US$m
Aggregate emoluments (£4,598,299 (2006: £4,101,628))	**9**	7
Aggregate gains made on the exercise of share options or vesting of share awards	**12**	6
Company contributions to money purchase schemes (£457,500 (2006: £420,000))	**1**	1
	22	14

At 31 March 2007, two directors (2006: two) had retirement benefits accruing under money purchase pension schemes. Full details of individual directors remuneration are given in the Remuneration Report on pages 48 to 57.

7 Taxation

	2007 US$m	2006 US$m
Current taxation	780	701
Charge for the year (UK corporation tax: nil charge (2006: US$29 million charge))	833	717
Adjustments in respect of prior years	(53)	(16)
Withholding taxes and other remittance taxes	119	78
Total current taxation	899	779
Deferred taxation	22	–
Charge for the year (UK corporation tax: US$9 million charge (2006: US$6 million charge))	82	7
Adjustments in respect of prior years	5	(5)
Recognition of deferred tax asset in connection with the acquisition of Birra Peroni (see note 4)	(31)	–
Rate change	(34)	(2)
	921	779
Tax on items charged to equity:		
Deferred tax (credit)/charge on defined benefit pension and post-retirement medical schemes	(2)	17
Deferred tax charge/(credit) on share options equity settled share incentive plans	9	(9)
	7	8
Total current tax	899	779
Total deferred tax	29	8
Total taxation	928	787
Effective tax rate before amortisation of intangible assets (excluding software) and exceptional items (%)	34.5	33.6

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

Tax rate reconciliation

	2007 US$m	2006 US$m
Profit before taxation	2,804	2,453
Less: Share of post-tax results of associates	(205)	(177)
	2,599	2,276
Tax charge at standard UK rate of 30%	780	683
Exempt income	(13)	(18)
Other incentive allowances	(11)	(2)
Expenses not deductible for tax purposes	126	109
Deferred tax asset not recognised	12	3
Withholding taxes and other remittance taxes	119	78
Other taxes	13	9
Adjustments in respect of foreign tax rates	(50)	(60)
Adjustments in respect of prior periods	(48)	(21)
Deferred taxation rate change	(34)	(2)
Deferred taxation on unremitted earnings of overseas subsidiaries	27	–
Total income tax expense	921	779

8 Earnings per share

	2007 US cents	2006 US cents
Basic earnings per share	**110.2**	105.0
Diluted earnings per share	**109.5**	104.3
Headline earnings per share	**116.4**	108.3
Adjusted basic earnings per share	**120.0**	109.1
Adjusted diluted earnings per share	**119.3**	108.4

The weighted average number of shares was:

	2007 Millions of shares	2006 Millions of shares
Ordinary shares	**1,500**	1,376
ESOP trust ordinary shares	**(4)**	(4)
Basic shares	**1,496**	1,372
Dilutive ordinary shares from share options	**9**	9
Diluted shares	**1,505**	1,381

The calculation of diluted earnings per share excludes 6,039,681 (2006: 5,302,856) share options that were antidilutive for the year because the exercise price of the option exceeds the fair value of the shares during the year, and 7,707,155 (2006: 6,408,898) share options that were anti-dilutive for the year because the performance conditions attached to the options have not been met. These options could potentially dilute earnings per share in the future.

7,079,260 share options and awards were granted after 31 March 2007 and before the date of signing of these financial statements.

Adjusted and headline earnings

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items in order to present a more useful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the UK Society of Investment Professionals (UKSIP) formerly the Institute of Investment Management and Research Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2007 US$m	2006 US$m
Profit for the financial year attributable to equity holders of the parent	**1,649**	1,440
Early redemption penalty in respect of private placement notes	**–**	13
(Profit)/loss on fair value movements on capital items *	**(10)**	5
Amortisation of intangible assets (excluding capitalised software)	**119**	52
Impairment of property, plant and equipment	**13**	4
Profit on sale of property, plant and equipment	**(20)**	(5)
Adjustment to goodwill	**31**	–
Tax effects of the above items	**(43)**	(19)
Minority interests' share of the above items	**2**	(6)
Headline earnings (basic)	**1,741**	1,484
Integration/reorganisation costs (net of tax effects)	**55**	13
Adjusted earnings	**1,796**	1,497

* This does not include all fair value movements but includes those in relation to capital items for which hedge accounting cannot be applied.

9 Dividends

	2007 US$m	2006 US$m
Equity		
2006 Final dividend paid: 31.0 US cents (2005: 26.0 US cents) per ordinary share	**472**	328
2007 Interim dividend paid: 14.0 US cents (2006: 13.0 US cents) per ordinary share	**209**	192
	681	520

In addition, the directors are proposing a final dividend of 36.0 US cents per share in respect of the financial year ended 31 March 2007, which will absorb an estimated US$541 million of shareholders' funds. If approved by shareholders, the dividend will be paid on 7 August 2007 to shareholders registered on the London and Johannesburg Registers on 13 July 2007. The total dividend per share for the year is 50.0 US cents (2006: 44.0 US cents).

Safari Ltd waived its rights to interim dividends of US$11 million (2006: US$10 million), and to the final dividend in respect of 2006 of US$24 million (2005: US$20 million). Dividends amounting to US$28 million in respect of the proposed final dividend for 2007 have been waived by Safari Ltd and have been deducted in arriving at the estimated amount of shareholders' funds to be absorbed.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived their rights to dividends.

Dividends are paid between group companies out of profits available for distribution subject to, amongst other things (in the case of companies incorporated in Great Britain), the provisions of the companies' Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution by a company incorporated in Great Britain of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The final dividend of the company of US$472 million paid on 4 August 2006, relating to the year ended 31 March 2006 and the interim dividend of US$209 million paid on 22 December 2006, relating to the six months ended 30 September 2007, were paid out of profits available for distribution and the final dividend of the company of US$541 million proposed to be paid on 7 August 2007, relating to the year ended 31 March 2007, will be paid out of profits available for distribution as at 31 March 2007.

10 Goodwill

	Total US$m
Cost and net book amount	
At 1 April 2005	7,181
Exchange adjustments	(76)
Arising on increase in share of subsidiary undertakings	1,052
Arising on acquisition of subsidiary undertakings*	4,664
Adjustments to purchase consideration	(7)
At 31 March 2006*	12,814
Exchange adjustments	278
Arising on increase in share of subsidiary undertakings (see note 27)	121
Arising on acquisition of subsidiary undertakings (see note 27)	78
Adjustment on recognition of deferred tax assets in connection with the acquisition of Birra Peroni	(31)
Transfer to disposal groups	(10)
At 31 March 2007	**13,250**

* As restated (see note 28).

2007
Additional goodwill arising on the consolidation of subsidiary undertakings was due to the acquisition of the Foster's business in India on 12 September 2006 and minority purchases in Latin America.

2006
Goodwill arising on the consolidation of subsidiary undertakings principally arose due to the Bavaria transaction on 12 October 2005 which resulted in US$4,317 million (as restated – refer to note 28) of provisional goodwill and the consolidation of 99% of the brewing interests of the Shaw Wallace group in the India investment resulting in US$315 million of provisional goodwill.

Goodwill arising on increase in share of subsidiary undertakings principally arose on the acquisition of additional minority interests in Colombia and Peru which resulted in additional goodwill of US$942 million, and the acquisitions of the remaining minority interests in Bevco Ltd (Central America) and Plzeňský Prazdroj a.s. (Czech) which resulted in additional goodwill of US$107 million.

10 Goodwill continued

Goodwill allocated by cash generating unit (CGU) is as follows:

	2007 US$m	2006* US$m
Subsidiaries:		
Latin America:		
– Central America	**829**	829
– Colombia	**3,926**	3,720
– Peru	**1,470**	1,340
– Other Latin America	**196**	173
Europe:		
– Czech	**856**	767
– Italy	**431**	419
– Other Europe	**106**	98
North America	**4,254**	4,254
Africa and Asia:		
– India	**402**	313
– Other Africa and Asia	**129**	130
South Africa	**651**	771
	13,250	12,814

* As restated (see note 28).

Assumptions

The recoverable amount for a CGU is determined based on value-in-use calculations. The basis for the value-in-use calculations are cash flow projections based on financial budgets approved by management covering five-year periods. The discount rate (weighted average cost of capital) is calculated using the Modigliani-Miller methodology, which reflects the group's debt cost after tax, returns from United States treasury bonds with maturity of 10 years, relevant individual country risk profiles and a SABMiller-specific beta.

The group applies local post-tax discount rates to local post-tax cash flows and this closely approximates to applying pre-tax discount rates to pre-tax cash flows. The following table presents discount rates used in the value-in-use calculations in each of the group's primary segments:

	Ranges of post-tax discount rates	Long term growth rates
Latin America	10.2%-18.2%	2.5%-6.0%
Europe	7.1%-12.2%	1.5%-2.0%
North America	7.8%	1.5%
Africa and Asia	13.1%-21.5%	3.0%-4.0%
South Africa	10.2%	3.0%

11 Intangible assets

	Brands US$m	Computer software US$m	Other US$m	Total US$m
Cost				
At 1 April 2005	12	215	–	227
Exchange adjustments	(16)	(1)	–	(17)
Additions – separately acquired	–	28	2	30
Acquisitions – through business combinations	3,519	3	10	3,532
Transfers from other assets	–	38	–	38
Write-offs	–	(8)	–	(8)
At 31 March 2006	3,515	275	12	3,802
Exchange adjustments	165	2	–	167
Additions – separately acquired	215	54	1	270
Acquisitions – through business combinations	38	–	6	44
Transfers from other assets	–	6	–	6
Transfers to disposal groups	(14)	–	–	(14)
Write-offs	–	(1)	(1)	(2)
At 31 March 2007	**3,919**	**336**	**18**	**4,273**
Aggregate amortisation and impairment				
At 1 April 2005	5	100	–	105
Amortisation	51	53	1	105
Write-offs	–	(4)	–	(4)
At 31 March 2006	56	149	1	206
Exchange adjustments	7	1	–	8
Amortisation	118	43	1	162
Transfers to disposal groups	(2)	–	–	(2)
Write-offs	–	(1)	(1)	(2)
At 31 March 2007	**179**	**192**	**1**	**372**
Net book amount				
At 1 April 2005	7	115	–	122
At 31 March 2006	3,459	126	11	3,596
At 31 March 2007	**3,740**	**144**	**17**	**3,901**

At 31 March 2007, significant individual brands included within the carrying value of intangible assets are the Aguila brand in Colombia (2007: US$1,475 million, 2006: US$1,446 million) and the Cristal brand in Peru (2007: US$624 million, 2006: US$604 million). Both of these brands have a remaining amortisation period of 38 years. The brands which arose on the Bavaria transaction in 2005 were valued on a relief from royalty basis using the same post-tax discount rates and long-term growth rates as those applied to the goodwill impairment review.

12 Property, plant and equipment

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost					
At 1 April 2005	205	1,459	4,426	914	7,004
Exchange adjustments	(2)	(30)	(69)	(6)	(107)
Additions	543	19	240	188	990
Transfers to other assets	(38)	–	–	–	(38)
Arising on acquisition of subsidiary undertakings	94	978	883	115	2,070
Disposals	–	(30)	(100)	(25)	(155)
Breakages and shrinkage	–	–	–	(26)	(26)
Transfers	(565)	98	413	54	–
Write-offs	–	(1)	(14)	(55)	(70)
At 31 March 2006*	237	2,493	5,779	1,159	9,668
Exchange adjustments	7	81	81	(19)	150
Additions	709	26	244	253	1,232
Transfers (to)/from other assets	(8)	1	1	–	(6)
Arising on acquisition of subsidiary undertakings	–	2	8	1	11
Change in lease classification	–	–	(14)	–	(14)
Disposals	(1)	(80)	(213)	(82)	(376)
Breakages and shrinkage	–	–	–	(33)	(33)
Transfers	(540)	93	362	85	–
Transfers to disposal groups	–	(10)	(23)	(22)	(55)
Write-offs	(1)	–	(7)	(23)	(31)
At 31 March 2007	**403**	**2,606**	**6,218**	**1,319**	**10,546**
Accumulated depreciation					
At 1 April 2005	–	316	2,129	503	2,948
Exchange adjustments	–	(7)	(38)	(4)	(49)
Provided during the period	–	50	394	111	555
Disposals	–	(10)	(83)	(19)	(112)
Write-offs	–	(1)	(7)	(7)	(15)
Impairments	–	–	4	–	4
At 31 March 2006*	–	348	2,399	584	3,331
Exchange adjustments	–	20	39	(7)	52
Provided during the period	–	58	492	187	737
Change in lease classification	–	–	(7)	–	(7)
Disposals	–	(15)	(192)	(75)	(282)
Breakages and shrinkage	–	–	–	(1)	(1)
Tranfers to disposal groups	–	(1)	(11)	(17)	(29)
Write-offs	–	–	(7)	(11)	(18)
Impairments	–	–	13	–	13
At 31 March 2007	–	**410**	**2,726**	**660**	**3,796**
Net book amount					
At 1 April 2005	205	1,143	2,297	411	4,056
At 31 March 2006*	237	2,145	3,380	575	6,337
At 31 March 2007	**403**	**2,196**	**3,492**	**659**	**6,750**

* As restated (see note 28).

12 Property, plant and equipment continued

Included in land and buildings is freehold land with a cost of US$654 million (2006: US$632 million) which is not depreciated. Included in plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2007 US$m	2006 US$m
Net book amount	**10**	37

Included in plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2007 US$m	2006 US$m
At beginning and end of year	**18**	18

Borrowings are secured by various of the group's property, plant and equipment with an aggregate net book value of US$101 million (2006: US$150 million).

13 Investments in associates

A list of the group's significant investments in associates, including the name, country of incorporation and proportion of ownership interest, is given in note 32 to the accounts.

	Investments US$m	Loans US$m	Total US$m
At 1 April 2005	1,055	61	1,116
Movements during the year:			
– Exchange adjustments	(35)	(1)	(36)
– Additions	1	–	1
– Acquired as part of business combination*	73	–	73
– Repayment of loans and preference share capital	(62)	(60)	(122)
– Share of results retained	177	–	177
– Dividends received	(71)	–	(71)
– Share of associates' movements in reserves	(5)	–	(5)
At 31 March 2006*	1,133	–	1,133
Movements during the year:			
– Exchange adjustments	(8)	–	(8)
– Additions (including deferred consideration of US$5 million)	191	–	191
– Disposals	(68)	–	(68)
– Share of results retained	205	–	205
– Dividends received	(102)	–	(102)
At 31 March 2007	**1,351**	**–**	**1,351**

* As restated (see note 28).

2007

Additional investments totalling US$186 million in China Resources Snow Breweries Ltd, Vietnam Dairy Products Joint Stock Company (Vinamilk) and Pacific Beverages (Pty) Ltd in Australia were made during the year.

The group disposed of its interest in Reserva Conchal S.A. in Costa Rica during the year. No profit was recognised on the transaction.

2006

The associates acquired as part of a business combination are Arrendadora Centroamericana S.A., Reserva Conchal S.A. and Endelis which were acquired as part of the Bavaria transaction.

Tsogo Sun repaid loans and preference share capital of US$122 million during the year.

13 Investments in associates continued

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2007 US$m	2006* US$m
Listed	**130**	134
Unlisted	**1,221**	999
	1,351	1,133

* As restated (see note 28).

The market value of listed investments included above is:		
– Distell Group Ltd	**419**	341

Summarised financial information for associates for total assets, total liabilities, revenue and profit or loss on a 100% basis is shown below:

	2007 US$m	2006 US$m
Total assets	**6,571**	5,587
Total liabilities	**(1,704)**	(1,388)
Revenue	**6,194**	5,090
Net profit or loss	**786**	637

Delta Corporation Limited, a listed associated undertaking of the group which operates in Zimbabwe, is restricted from paying dividends or exporting capital due to foreign currency shortages. As such the market value of its listed shares has not been included above. Some of the group's investments in associated undertakings which operate in African countries are also subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends.

14 Available for sale investments

	Investments US$m
At 1 April 2005	167
Exchange adjustments	(1)
Acquisitions	16
Additions	2
Transfer to a subsidiary undertaking *	(141)
At 31 March 2006**	43
Additions	3
Disposals	(1)
Net gains transferred to equity	7
At 31 March 2007	**52**

All investments at 31 March 2007 and 31 March 2006 are unlisted.

* As at 1 April 2005, certain legal issues in India relating to the ownership of the 50:50 interest with Shaw Wallace and Company Ltd (Shaw Wallace) were still being resolved and the investment was accounted for as a fixed asset investment. On 27 May 2005, MBL Investments Ltd, a wholly-owned subsidiary of the group, acquired the remaining Shaw Wallace Group's 50% interest in the brewing operations taking the group's interest in the brewing operations to 99%. The directors considered that this second transaction was structured in such a way as to satisfactorily mitigate the issues relating to the ownership structure referred to above and the interest in the brewing operations was consolidated as a subsidiary from 27 May 2005.

** As restated (see note 28).

15 Inventories

	2007 US$m	2006* US$m
Raw materials and consumables	498	475
Work in progress	104	102
Finished goods and goods for resale	326	301
	928	878

* As restated (see note 28).

The following amount of inventories are expected to be settled after 12 months:

	2007 US$m	2006 US$m
Raw materials and consumables	23	20

Borrowings are secured on the inventories of the group totalling US$19 million (2006: US$24 million).

16 Trade and other receivables

	2007 US$m	2006* US$m
Trade receivables	1,251	1,079
Less: provision for impairment of receivables	(134)	(123)
Trade receivables – net	1,117	956
Amounts owed by associates – trade	1	2
Other receivables	332	185
Prepayments and accrued income	202	168
	1,652	1,311
Analysed as:		
Current		
Trade receivables – net	1,114	944
Amounts owed by associates – trade	1	2
Other receivables	204	137
Prepayments and accrued income	152	142
	1,471	1,225
Non-current		
Trade receivables – net	3	12
Other receivables	128	48
Prepayments and accrued income	50	26
	181	86
Total trade and other receivables	1,652	1,311

* As restated (see note 28).

All non-current receivables are due within six years from the balance sheet date.

There is no concentration of credit risk with respect to trade receivables as the group has a large number of customers which are internationally dispersed.

17 Cash and cash equivalents

	2007 US$m	2006 US$m
Short-term deposits	86	64
Cash at bank and in hand	395	408
	481	472

Cash and short-term deposits of US$68 million (2006: US$96 million) are held in African countries (including South Africa) and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends.

18 Disposal groups held for sale

Assets and liabilities relating to Productura de Jugos S.A. (a fruit juice manufacturer in Colombia) and Embotelladora Centroamericana S.A. (a Pepsi bottling operation in Costa Rica) have been presented as held for sale. The sales of Embotelladora Centroamericana S.A. and Productura de Jugos S.A. were completed on 27 April 2007 and 31 May 2007 respectively. Both these disposals relate to the Latin America segment.

	2007 US$m	2006 US$m
Disposal groups held for sale		
Goodwill	10	–
Intangible assets	12	–
Property, plant and equipment	26	–
Inventories	6	–
Other current assets	10	–
	64	–
Liabilities directly associated with disposal groups held for sale		
Borrowings	4	–
Deferred tax liabilities	4	–
Provisions	4	–
Trade and other payables	7	–
	19	–

19 Trade and other payables

	2007 US$m	2006* US$m
Trade payables	913	725
Accruals	572	571
Deferred income	57	63
Containers in the hands of customers	331	283
Amounts owed to associates – trade	31	20
Deferred consideration for acquisitions	7	39
Excise duty payable	268	238
VAT and other taxes payable	108	99
Other payables	728	648
	3,015	2,686
Analysed as:		
Current		
Trade payables	913	725
Accruals	572	571
Deferred income	14	18
Containers in the hands of customers	331	283
Amounts owed to associates – trade	31	20
Deferred consideration for acquisitions	2	39
Excise duty payable	268	238
VAT and other taxes payable	108	99
Other payables	507	421
	2,746	2,414
Non-current		
Deferred income	43	45
Deferred consideration for acquisitions	5	–
Other payables	221	227
	269	272
Total trade and other payables	3,015	2,686

* As restated (see note 28).

20 Deferred taxation

The movement on the net deferred tax liability is shown below:

	2007 US$m	2006* US$m
At beginning of year	**1,163**	35
Acquisitions	**–**	1,126
Rate Change	**(34)**	(2)
Exchange adjustments	**41**	(6)
Charged to the income statement	**56**	2
Taken to equity:		
– Actuarial valuations	**(2)**	17
– Share based payments	**9**	(9)
Transfer to disposal groups	**(4)**	–
At end of year	**1,229**	1,163

* As restated (see note 28).

The movements in deferred tax assets and liabilities (after offsetting of balances as permitted by IAS 12) during the year are shown below.

	Fixed asset allowances US$m	Pensions and post-retirement benefit provisions US$m	Intangibles US$m	Financial instruments US$m	Other timing differences US$m	Total US$m
Deferred tax liabilities						
At 1 April 2006*	327	(1)	1,111	–	–	1,437
Rate change	(8)	–	(37)	7	4	(34)
Exchange adjustments	9	(2)	45	(5)	(2)	45
Transfer from deferred tax assets	168	(32)	–	(107)	(47)	(18)
Charged/(credited) to the income statement	27	1	(34)	(14)	(13)	(33)
Transfer to disposal groups	–	–	(4)	–	–	(4)
At 31 March 2007	**523**	**(34)**	**1,081**	**(119)**	**(58)**	**1,393**

	Fixed asset allowances US$m	Pensions and post-retirement benefit provisions US$m	Provisions and accruals US$m	Financial instruments US$m	Other timing differences US$m	Total US$m
Deferred tax assets						
At 1 April 2006*	(406)	321	92	158	109	274
Exchange adjustments	5	(3)	1	–	1	4
Transfer to deferred tax liabilities	168	(32)	(17)	(107)	(30)	(18)
Credited/(charged) to the income statement	16	(9)	9	(51)	(54)	(89)
Taken to equity:						
– Actuarial valuations	–	2	–	–	–	2
– Share based payments	–	–	–	–	(9)	(9)
At 31 March 2007	**(217)**	**279**	**85**	**–**	**17**	**164**

* As restated (see note 28).

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The deferred tax asset arises due to timing differences on provisions in Europe, Africa and Asia, North and Latin America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Deferred tax liabilities of US$1,377 million (2006: US$1,410 million) are expected to be recovered after more than one year.

Deferred tax assets of US$43 million (2006: US$126 million) are expected to be recovered after more than one year.

20 Deferred taxation continued

	2007 US$m	2006 US$m
Unrecognised deferred tax assets		
Deferred tax assets have not been recognised in respect of the following items:		
Tax losses	**28**	29
Tax credits	**8**	15
Capital allowances in excess of depreciation	**1**	2
Share based payments	**7**	14
	44	60

These deferred tax assets will not expire, with the exception of US$3 million tax losses which will expire within three years.

There are no unrecognised deferred tax liabilities.

Deferred tax is recognised on the unremitted earnings of overseas subsidiaries where there is an intention to distribute those reserves. A deferred tax liability of US$27 million (2006: US$nil million) has been recognised. A deferred tax liability of US$28 million (2006: US$31 million) has also been recognised in respect of unremitted profits of associates where a dividend policy is not in place.

21 Borrowings

Current

	2007 US$m	2006 US$m
Secured:		
IPC + 7.15% Securitisation[1]	**–**	184
Other secured loans	**301**	134
	301	318
Unsecured:		
US$500 million 8.875% Ordinary Bonds – 144A due 2010[2]	**–**	541
COP 99.7 billion DTF + 2.30% Ordinary Bonds due 2007	**46**	–
COP 64.9 billion DTF + 2.60% Ordinary Bonds due 2007	**–**	29
COP 7.9 billion DTF + 2.75% Ordinary Bonds due 2007	**–**	4
Commercial paper[3]	**627**	–
Other unsecured loans	**544**	720
Overdrafts	**187**	324
Obligations under finance leases	**6**	14
	1,410	1,632
Total current borrowings	**1,711**	1,950

COP: Colombian Peso

DTF: Colombian average interest rate for free loan investments of the financial sector.

IPC: Consumer price index published by 'Departamento Administrativo Nacional de Estadistica' of Colombia for 31 March 2007 was 5.78% (2006: 4.11%).

(1) In October 2004, Bavaria signed a contract with two of its subsidiaries (Cerveceria Leona S.A. and Cerveceria Union S.A.) for the sale and provision of malt. Under the terms of the contract, Bavaria will sell malt to Cerveceria Leona and Cerveceria Union for a total of approximately US$251 million during a 10 year period. Bavaria will provide malt on a monthly basis.

The financing of the transaction was provided by a trust, which at the same time issued 7,000 securities of US$146 million in the market. Bavaria received the capital for the transaction up-front. Cerveceria Leona and Cerveceria Union will repay the capital to the trust in semi-annual instalments, accruing interest of IPC + 7.15%. This borrowing was repaid during the year.

(2) In October 2003, Bavaria issued US$500 million 8.875% 144A bonds, due 2010. This borrowing was repaid on 11 May 2006.

(3) In October 2006, SABMiller Plc entered into a US$1,000 million commercial paper programme for general corporate purposes. Debt issued under the programme is guaranteed by Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC, MBC2 LLC and SABMiller Finance BV. The programme benefits from a dedicated US$1,000 million 364 day back-stop facility with a one year extension.

21 Borrowings continued

Non-current

	2007 US$m	2006* US$m
Secured:		
Secured loans	16	18
	16	18
Unsecured:		
US$1,100 million 5.50% Guaranteed Notes 2013 (1)	1,083	1,081
US$600 million 4.25% Guaranteed Notes 2008 (2)	608	600
US$300 million 6.625% Guaranteed Notes due 2033 (3)	297	293
US$300 million Libor + 0.30% Guaranteed Notes due 2009 (4)	303	–
US$600 million 6.20% Guaranteed Notes due 2011 (4)	607	–
US$850 million 6.50% Guaranteed Notes due 2016 (4)	884	–
COP 640 billion IPC + 7.30% Ordinary Bonds due 2014	403	390
COP 561.8 billion IPC + 6.52% Ordinary Bonds due 2015	317	308
COP 370 billion IPC + 8.18% Ordinary Bonds due 2012	227	222
COP 338.5 billion IPC + 7.50% Ordinary Bonds due 2013	210	204
COP 99.7 billion DTF + 2.30 % Ordinary Bonds due 2007	–	45
COP 40 billion DTF + 3.0% Ordinary Bonds due 2009	20	19
US$2,000 million multi-currency revolving credit facility (5)	372	1,944
US$2,400 million revolving credit facility (6)	–	301
Botswana pula 60 million 11.35% fixed rate bond due 2011 (7)	10	11
Other unsecured loans	154	203
Obligations under finance leases	9	13
	5,504	5,634
Total non-current borrowings	5,520	5,652
Total current and non-current borrowings	7,231	7,602
Analysed as:		
Borrowings	7,029	7,251
Obligations under finance leases	15	27
Overdrafts	187	324
	7,231	7,602

* As restated (see note 28).

(1) On 7 August 2003, Miller Brewing Company issued US$1,100 million, 5.50% Guaranteed Notes due 2013, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2013. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurance of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(2) On 7 August 2003, Miller Brewing Company issued US$600 million, 4.25% Guaranteed Notes due 2008, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2008. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurance of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(3) On 7 August 2003, SABMiller plc issued US$300 million, 6.625% Guaranteed Notes due 2033, guaranteed by Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC, MBC2 LLC and SABMiller Finance BV. The notes mature on 15 August 2033. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurance of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(4) On 28 June 2006, SABMiller plc issued US$300 million LIBOR plus 0.30% Notes due July 2009, US$600 million 6.20% Notes due July 2011 and US$850 million 6.50% Notes due July 2016 and guaranteed by Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC, MBC2 LLC and SABMiller Finance BV. The Fixed Rate Notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(5) On 15 December 2005 the group entered into a US$2,000 million multi-currency revolving credit facility for general corporate purposes. The facility matures in December 2011.

(6) On 9 September 2005 the group entered into a US$3,500 million 364-day revolving credit facility with a one-year extension option for general corporate purposes (including financing the Bavaria minority acquistions). This facility was reduced to US$2,400 million on 28 December 2005 and cancelled on 8 September 2006.

(7) On 28 July 2004 a 60 million Botswana pula 11.35% unsecured private bond placing was placed in the Botswana debt capital market. This bond matures on 31 March 2011. The bond is redeemable at any time at the option of the issuer, at a market value, in whole or in part. The bond is not guaranteed.

21 Borrowings continued

Maturity of financial liabilties

The maturity profie of the carrying amount of the group's non-current financial liabilities at 31 March was as follows:

	Borrowings and overdrafts US$m	Finance leases US$m	Derivative financial instruments** US$m	2007 Total US$m	Borrowings and overdrafts US$m	Finance leases US$m	Derivative financial instruments** US$m	2006* Total US$m
Amounts falling due:								
Between one and two years	**406**	**8**	**–**	**414**	236	11	–	247
Between two and five years	**2,843**	**1**	**140**	**2,984**	2,889	1	155	3,045
In five years or more	**2,262**	**–**	**15**	**2,277**	2,514	1	20	2,535
	5,511	**9**	**155**	**5,675**	5,639	13	175	5,827

* As restated (see note 28).

** Borrowing related derivative instruments only.

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date:

	2007 US$m	2006* US$m
Amounts falling due:		
Within one year	**1,309**	1,863
Between one and two years	**373**	2,099
Between two and five years	**1,741**	4
In five years or more	**3**	64
	3,426	4,030

* As restated (see note 28).

Furthermore, in October 2006 SABMiller plc entered into a US$1,000 million committed facility as back-stop to the commercial paper programme. The facility can only be drawn in the event that issuance under the commercial paper programme is unavailable. The back-stop facility is a 364-day facility with a one-year extension option for refinancing any note or other instrument maturing under the US commercial paper programme.

Maturity of obligations under finance leases

Obligations under finance leases are as follows:

	2007 US$m	2006 US$m
The minimum lease payments under finance leases fall due as follows:		
Within one year	**6**	15
Between one and five years	**10**	15
In five years or more	**1**	1
	17	31
Future finance charges on finance leases	**(2)**	(4)
Present value of finance lease liabilities	**15**	27

22 Financial instruments

The group's activities expose it to a variety of financial risks: market risk (including foreign exchange, interest rate and price risk), credit risk, and liquidity risk.

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances, for example trade receivables, trade payables, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through cash generated by the business and a mixture of short and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper. In this way, the group ensures that it is not overly reliant on any particular liquidity source. The group's central treasury function is managed by SABMiller plc which is responsible for cash, the central borrowing portfolio, and the management of financial risks arising in relation to volatility in interest rates and foreign exchange rates. Under central treasury guidance and policies, operating subsidiaries negotiate short-term funding facilities directly with banks in their various operating regions and also cover their local foreign currency exchange exposures.

The group also enters into derivative transactions, principally in the form of forward foreign currency contracts, cross currency swaps, interest rate swaps and exchange traded future contracts, in order to manage the currency, interest rate and commodities exposures arising from the group's operations. The group can also purchase call options where these provide a cost-effective hedging alternative and where forming part of an option collar strategy, the group can also sell put options to reduce or eliminate the cost of purchased options. It is the group policy that no trading in financial instruments be taken.

Compliance with the group's policies and exposure limits is reviewed periodically by the board of directors.

a. Market risk

(i) Foreign exchange risk

The group seeks to mitigate the effect of structural currency exposures, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of cross currency swaps.

During the course of the year, the group entered into cross currency swaps with an approximate nominal value of $1,000 million, designated as net investment hedges, in order to rebalance the currency of the group's financial liabilities with those of its main operating units.

The group also has transactional currency exposures that arise principally from sales or purchases in currencies other than the unit's functional currency.

(ii) Interest rate risk

Exposure to movements in interest rates on group borrowings is managed through interest rate swaps and forward rate agreements. As at 31 March 2007, 34% (2006: 25%) of the group's borrowings were at fixed rates, taking into account interest rate swaps and forward rate agreements. The group's policy is to limit the impact of movements in interest rates on floating rate debt to 1% of group operating profit (excluding exceptional items) for each 1% change in interest rates.

(iii) Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the balance sheet as available for sale.

The group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar and aluminium. These price risks are managed principally through fixed price contracts with suppliers internationally.

b. Credit risk

The group has no significant concentrations of credit risk. The group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The high cash generation can result in significant cash holdings by operating units with local banks or financial institutions. Credit risk arising in relation to these holdings is managed according to individual credit limits that are assigned based either on the global credit rating of the bank concerned or, where no such rating exists, on specific approval obtained from the Audit Committee. The assigned credit limits are also used to limit counterparty exposures arising from derivative financial instruments.

c. Liquidity risk

Liquidity risk faced by the group is mitigated by the diversified sources of finance available to it and by maintaining substantial headroom under its various facilities.

Current derivative financial instruments

		2007		2006
	Assets US$m	**Liabilities US$m**	Assets US$m	Liabilities US$m
Embedded derivatives	**–**	**–**	1	–
Forward foreign currency contracts	**1**	**(3)**	–	(2)
Forward foreign currency contracts designated as net investment hedges	**5**	**(2)**	3	(1)
	6	**(5)**	4	(3)

22 Financial instruments continued

Non-current derivative financial instruments

	2007 Assets US$m	2007 Liabilities US$m	2006 Assets US$m	2006 Liabilities US$m
Cross currency swaps	–	(140)	–	(155)
Cross currency swaps designated as net investment hedges	6	(51)	–	–
Interest rate swaps	–	–	3	–
Interest rate swaps designated as fair value hedges	28	(13)	–	(20)
	34	(204)	3	(175)

Fair value hedges

The group has entered into several interest rate swaps to pay floating and receive fixed interest which have been designated as fair value hedges to manage changes in the fair value of its fixed rate borrowings. The borrowings and the interest rate swaps have the same critical terms.

As at 31 March 2007, the notional amount of these interest rate swaps was US$1,100 million (2006: US$600 million). The fixed interest rates received vary from 5.5% to 6.625% (2006: 5.5% to 6.625%) and floating interest rates paid vary from LIBOR plus 71.6 basis points to LIBOR plus 131.75 basis points (2006: LIBOR plus 88.75 basis points to LIBOR plus 131.75 basis points) on the notional amount.

As at 31 March 2007, the carrying value of the hedged borrowings was US$1,117 million (2006: US$580 million).

Cash flow hedges

The group has entered into interest rate swaps designated as cash flow hedges to manage the interest rate on borrowings. The notional amount of these interest rate swaps was US$324 million equivalent (2006: US$ nil). The fair value of these interest rate swaps were US$ nil (2006: US$ nil).The fixed interest rates paid vary from 4.1% to 5.4% and the floating rates received are LIBOR plus zero basis points. As at 31 March 2007, the carrying value of the hedged borrowings was US$324 million (2006: US$ nil).

The group has entered into forward exchange contracts designated as cash flow hedges to manage short-term foreign currency exposures on expected future trade imports and exports. As at 31 March 2007, the notional amount of these contracts were €121 million.

Hedges of net investments in foreign operations

The group has entered into several forward foreign currency contracts and cross currency swaps which it has designated as hedges of net investments in its foreign subsidiaries in South Africa, the Czech Republic and Poland to hedge the group's exposure to foreign exchange risk on these investments. Net losses relating to forward foreign currency contracts and cross currency swaps of US$2 million (2006: US$2 million) have been recognised in equity.

Analysis of notional amounts on financial instruments designated as net investment hedges:

	2007 m	2006 m
Forward foreign currency contracts		
SA Rand	1,751	1,481
Cross currency swaps		
SA Rand (ZAR)	2,799	–
Polish Zloty (PLN)	798	–
Czech Krone (CZK)	7,888	–

Held for trading

Forward foreign currency contracts

The group has entered into forward foreign currency contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement. As at 31 March 2007, the notional amounts of these contracts were: Czk10 million, €22 million and US$43 million (2006: Czk20 million, €20 million, US$55 million and ZAR57 million).

Cross currency swaps

Bavaria S.A has entered into cross currency swaps to manage the fluctuation of the exchange rates over a portion of its US dollar debt. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

As at 31 March 2007, the notional amount of these contracts was US$400 million (2006: US$400 million).

Cash deposits of US$17 million (2006: US$ nil) are pledged as security for the cross currency swaps.

Interest rate swaps

The group has entered into interest rate swaps to manage interest rate risk on borrowings. These derivatives are held at fair value based on discounted future cash flows with gains and losses taken to the income statement.

As at 31 March 2007, the notional amount of these contracts was US$127 million (2006: US$233 million). The fixed interest rates paid vary from 2.93% to LIBOR (2006: 1.54% to 2.93%) and the floating rates received are LIBOR plus zero basis points (2006: LIBOR plus 125 basis points to LIBOR plus 475 basis points).

22 Financial instruments continued

Fair value gain/(loss) on financial instruments recognised in the income statement

	2007 US$m	2006 US$m
Derivative financial instruments:		
Cross currency swaps	**21**	3
Embedded derivatives	**(1)**	(3)
Forward foreign currency contracts	**2**	(3)
Interest rate swaps	**(4)**	(6)
Interest rate swaps designated as fair value hedges	**38**	(19)
	56	(28)
Other financial instruments:		
Non-current borrowings designated as fair value hedges	**(36)**	18
	(36)	18
Total fair value gain/(loss) on financial instruments recognised in the income statement	**20**	(10)

Fair value gains or losses on borrowings and derivative financial instruments held to hedge interest rate risk on borrowings are recognised as part of net finance costs. Fair value gains or losses on all other derivative financial instruments are recognised in operating profit.

Fair values of non-derivative financial assets and financial liabilities

	2007 Book value US$m	2007 Fair value US$m	2006* Book value US$m	2006* Fair value US$m
Current financial assets and liabilities:				
Borrowings	**1,711**	**1,711**	1,950	1,950
Provisions	**266**	**266**	182	182
Non-current financial assets and liabilities:				
Borrowings	**5,520**	**5,646**	5,652	5,939
Provisions (excluding pensions and post-retirement provisions)	**174**	**174**	155	155
Other financial liabilities	**7,671**	**7,797**	7,939	8,226

* As restated (see note 28).

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates.

Derivatives, available for sale investments, cash and cash equivalents, trade receivables and trade payables are not included in the table above, because their book values are an approximation of their fair values.

The fair values of the group's fixed rate loans are calculated by discounting expected future cash flows using the appropriate yield curve. The book values of floating rate borrowings approximate their fair values.

Interest rate profiles of financial assets and financial liabilities
The following table sets out the contractual repricing included within the underlying borrowings exposed to either fixed interest rates, floating interest rates or no interest rates and revises this for the repricing effect of interest rate and cross currency swaps.

Financial liabilities	2007 Total borrowings US$m	2007 Effect of derivatives US$m	2007 Total exposure US$m	2006* Total borrowings US$m	2006* Effect of derivatives US$m	2006* Total exposure US$m
Repricing due:						
Within one year	**3,658**	**1,092**	**4,750**	4,996	855	5,851
Between one and two years	**668**	**317**	**985**	6	84	90
Between two and five years	**636**	**(309)**	**327**	1,214	(339)	875
In five years or more	**2,269**	**(1,100)**	**1,169**	1,386	(600)	786
Total interest bearing	**7,231**	**–**	**7,231**	7,602	–	7,602
Analysed as:						
Fixed rate interest	**3,573**	**(1,092)**	**2,481**	2,657	(767)	1,890
Floating rate interest	**3,658**	**1,092**	**4,750**	4,945	767	5,712
Total interest bearing	**7,231**	**–**	**7,231**	7,602	–	7,602

* As restated (see note 28).

22 Financial instruments continued

The effective interest rates on financial assets and liabilities at 31 March were as follows:

	2007 %	2006 %
Financial assets:		
Derivative financial instruments	**2.1**	6.6
Cash and cash equivalents	**4.1**	4.4
Financial liabilities:		
Derivative financial instruments	**2.7**	3.7
Borrowings	**7.2**	6.2

Available for sale investments, trade receivables and trade payables are not included in the table above because they have an interest rate of approximately 0%.

Currency profiles of financial assets and liabilities

The tables below set out the group's currency exposures from financial assets and liabilities held by group companies in currencies other than their functional currencies and resulting in foreign exchange movements in the income statement.

Financial assets	Trade and other receivables US$m	Derivative financial instruments US$m	Cash and cash equivalents US$m	Available for sale investments US$m	Total US$m
SA Rand	56	–	5	–	**61**
US Dollars	69	400	54	–	**523**
Euro	17	1	15	–	**33**
Other currencies	97	–	13	–	**110**
At 31 March 2007	**239**	**401**	**87**	**–**	**727**
SA Rand	77	–	7	–	84
US Dollars	108	401	112	2	623
Euro	17	–	16	1	34
Central European currencies	–	–	4	–	4
Other African currencies	1	–	–	–	1
Other currencies	98	–	7	8	113
At 31 March 2006*	**301**	**401**	**146**	**11**	**859**

* As restated (see note 28).

Financial liabilities	Trade and other payables US$m	Derivative financial instruments US$m	Borrowings US$m	Provisions US$m	Total US$m
SA Rand	54	–	–	–	**54**
US Dollars	122	–	378	113	**613**
Euro	34	–	–	–	**34**
Other currencies	103	–	–	8	**111**
At 31 March 2007	**313**	**–**	**378**	**121**	**812**
SA Rand	40	–	1	–	41
US Dollars	138	–	513	8	659
Euro	61	1	1	4	67
Colombian Pesos	5	–	–	–	5
Other currencies	58	–	144	36	238
At 31 March 2006*	**302**	**1**	**659**	**48**	**1,010**

* As restated (see note 28).

23 Provisions

	Litigation and demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Taxation-related US$m	Onerous contracts US$m	Restructuring US$m	Other US$m	Total US$m
At 1 April 2005	59	791	32	41	17	16	33	**989**
Exchange adjustments	(1)	(2)	–	(1)	–	(1)	–	**(5)**
Arising on acquisition of subsidiary undertakings	6	204	–	171	–	–	20	**401**
Charged/(credited) to the income statement	(6)	83	60	5	1	–	–	**143**
Utilised in the year								
– Existing	(7)	(52)	(60)	(5)	(7)	(10)	(9)	**(150)**
– Acquired	–	(8)	–	(2)	–	–	–	**(10)**
Actuarial gains	–	(42)	–	–	–	–	–	**(42)**
Transfer to payables/receivables	–	–	–	(16)	–	–	–	**(16)**
Amortisation of discount	–	–	–	–	1	–	–	**1**
At 31 March 2006*	51	974	32	193	12	5	44	**1,311**
Exchange adjustments	(1)	6	–	5	–	–	1	**11**
Charged/(credited) to the income statement								
– Additional provision in year	3	95	62	62	4	–	17	**243**
– Unused amounts reversed	(3)	–	–	–	(2)	–	(1)	**(6)**
Utilised in the year								
– Existing	(5)	(81)	(60)	(13)	(4)	–	–	**(163)**
Actuarial losses	–	5	–	–	–	–	–	**5**
Transfer from payables/receivables	–	–	–	42	–	–	–	**42**
Transfer to disposal groups	(1)	–	–	(3)	–	–	–	**(4)**
At 31 March 2007	**44**	**999**	**34**	**286**	**10**	**5**	**61**	**1,439**
Analysed as:								
Current	38	–	10	183	6	5	24	**266**
Non-current	6	999	24	103	4	–	37	**1,173**
	44	**999**	**34**	**286**	**10**	**5**	**61**	**1,439**

* As restated (see note 28).

23 Provisions continued

Demerged entities and litigation

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2007, US$1 million of this provision was further utilised in regard to costs associated with SAB Ltd's previously disposed of remaining retail interests. The residual balance of US$18 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators.

While a full provision for all claims has already been made, the actual outcome of the dispute and the timing of the resolution cannot be estimated by the directors at this time. The further information ordinarily required by IAS 37 Provisions, contingent liabilities and contingent assets has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

There are US$21 million (2006: US$33 million) of provisions in respect of outstanding litigation within various operations, based on management expectation the outcomes of these disputes are expected to be resolved within the forthcoming five years.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and South America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 30.

Insurance

Insurance provisions of US$34 million (2006: US$32 million) represent amounts provided in respect of claims made by employees for health insurance and work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

Taxation-related

The group has recognised various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

Restructuring

This includes the remaining provision for restructuring costs related to Europe which management expects to be utilised within one year.

Onerous contracts

The group has made provision for certain contracts which are deemed to be onerous. The provisions are expected to be utilised within three years, in line with the period of the contracts.

Other provisions

Included within other provisions are payroll related provisions of US$38 million (2006: US$24 million) which includes US$9 million (2006: US$9 million) within South Africa and US$10 million (2006: US$ nil) within Peru relating to employee long service awards. These are expected to be utilised on an ongoing basis when the service awards fall due.

24 Share capital

	2007 US$m	2006 US$m
Group and company		
Authorised share capital		
9,420,051,230 ordinary shares of 10 US cents each (2006: 9,420,051,230)	**942**	942
804,948,770 convertible participating shares of 10 US cents each (2006: 804,948,770)	**80**	80
77,368,338 non-voting convertible shares of 10 US cents each (2006: 77,368,338)	**8**	8
50,000 deferred shares of £1.00 each (2006: 50,000)	**–**	–
	1,030	1,030
Called up, allotted and fully-paid share capital		
1,502,187,446 ordinary shares of 10 US cents each (2006: 1,497,844,458)	**150**	150
77,368,338 non-voting convertible shares of 10 US cents each (2006: 77,368,338)	**8**	8
50,000 deferred shares of £1.00 each (2006: 50,000)	**–**	–
	158	158

	Ordinary shares of 10 US cents each 000	Convertible participating shares of 10 US cents each 000	Non-voting convertible shares of 10 US cents each 000	Deferred shares of £1 each 000	Nominal value US$m
At 1 April 2005	1,101,760	167,411	77,368	50	135
Issue of shares – conversion of convertible participating shares	167,411	(167,411)	–	–	–
Issue of shares – acquisition of Bavaria	225,000	–	–	–	23
Issue of shares – share purchase, option and award schemes	3,674	–	–	–	–
At 31 March 2006	1,497,845	–	77,368	50	158
Issue of shares – share purchase, option and award schemes	4,343	–	–	–	–
At 31 March 2007	**1,502,188**	**–**	**77,368**	**50**	**158**

2007

Changes to authorised share capital

There were no changes to the authorised share capital for the year ended 31 March 2007.

Changes to issued share capital

During the year, the company issued 4,342,988 (2006: 3,673,590) new ordinary shares of 10 US cents to satisfy the exercise of options granted under the SABMiller plc Mirror Executive Share Purchase Scheme, the SABMiller plc Approved Executive Share Option Scheme, the SABMiller plc Executive Share Option (No.2) Scheme and the SABMiller plc International Employee Share Scheme, for a consideration of US$38 million (2006: US$30 million).

2006

Changes to authorised share capital

On 12 October 2005, the authorised share capital was increased from US$1,007,736,833 to US$1,030,236,833 by the creation of 225,000,000 ordinary shares of 10 US cents each. In addition, on the same date 167,411,024 convertible participating shares of 10 US cents each were converted into 167,411,023 ordinary shares of 10 US cents each.

Changes to issued share capital

Upon completion of the merger with Bavaria S.A. on 12 October 2005, the company issued a total of 225,000,000 ordinary shares of 10 US cents each to BevCo LLC (BevCo). BevCo has agreed to a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 12 October 2010. In addition, on the same date, 167,411,024 convertible participating shares of 10 US cents each, held by Altria Group, Inc. (Altria) (formerly Philip Morris Companies, Inc.), were converted into 167,411,024 ordinary shares of 10 US cents each ordinary shares. Following the conversion, Altria holds 430,000,000 ordinary shares of 10 US cents each (2005: 262,588,976) and the number of convertible participating shares of the company in issue was reduced to zero. Altria was previously entitled to require the company to convert ordinary shares of 10 US cents held by it into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

24 Share capital continued

Rights and restrictions relating to share capital

Convertible participating shares

Altria was entitled to require the company to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

If such an event occurs, the convertible participating shares will rank pari passu with the ordinary shares and the non-voting convertible shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares will rank pari passu with the ordinary shares and the non-voting convertible shares. On a return of capital (whether winding-up or otherwise), the convertible participating shares will rank pari passu with the ordinary shares and the non-voting convertible shares.

Altria shall be entitled to vote its convertible participating shares at general meetings of the company on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

(i) proposed by any person other than Altria, to wind-up the company;

(ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with the company's creditors;

(iii) proposed by the board, to sell all or substantially all of the undertaking of the company; or

(iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share, but, for the purposes of any resolution other than a resolution mentioned above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed.

Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares if:

(i) a third party has made a takeover offer for the company and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and

(ii) Altria has communicated to the company in writing its intention not itself to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

(i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and

(ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the board), Altria shall first convert into ordinary shares the lesser of:

(i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and

(ii) all of its remaining convertible participating shares.

The company shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

Non-voting convertible shares

Safari Limited (Safari) holds non-voting convertible shares of 10 US cents each. Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

The non-voting convertible shares rank pari passu with the ordinary shares and the convertible participating shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the non-voting convertible shares and the convertible participating shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the non-voting convertible shares rank pari passu with the ordinary shares and the convertible participating shares. On a return of capital (whether winding-up or otherwise), the non-voting convertible shares each rank pari passu with the ordinary shares and the convertible participating shares.

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

24 Share capital continued

Deferred shares

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

Share-based payments

The group operates various equity- and cash-settled share option schemes for certain employees. The awards outstanding can be summarised as follows:

Scheme	Number of Ordinary shares 2007	Number of Ordinary shares 2006
Equity-settled plans		
Mirror Executive Share Purchase Scheme (South Africa) (a)	**11,772,323**	11,702,563
Executive Share Option Scheme (Approved Scheme and (No 2) Scheme) (b)	**9,688,432**	9,292,221
Performance Share Award Scheme (c)	**1,586,484**	1,351,221
International Performance Share Award Sub-Scheme (d)	**2,147,892**	782,724
International Employee Share Scheme (e)	**3,379,216**	3,240,267
Total equity-settled plans	**28,574,347**	26,368,996
Cash-settled plans		
International Employee Stock Appreciation Rights Scheme (f)	**6,303,066**	5,874,130
Total cash-settled plans	**6,303,066**	5,874,130
Total of share option schemes	**34,877,413**	32,243,126

Further details relating to all of the equity-settled and cash-settled share option schemes can be found in the Remuneration report in the section entitled Long-term incentive plans on page 50.

a. Mirror Executive Share Purchase Scheme (South Africa)

As at 31 March 2007 the following options were outstanding under the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa):

Date of grant	2007 Ordinary shares	2006 Ordinary shares	Exercise price (R)	Exercise period	
				Earliest date	Latest date
20 August 1996	**–**	20,000	50.43	20.08.2001	20.08.2006
28 May 1997	**–**	160,000	53.95	28.05.2002	28.05.2007
12 November 1997	**–**	20,000	53.10	12.11.2002	12.11.2007
19 January 1998	**70,000**	106,000	48.62	19.01.2003	19.01.2008
14 September 1998	**50,000**	89,000	32.84	14.09.2003	14.09.2008
11 November 1998	**95,000**	310,000	46.40	11.11.2003	11.11.2008
27 May 1999	**56,000**	87,500	50.90	27.05.2004	27.05.2009
25 November 1999	**32,500**	57,000	56.50	25.11.2004	25.11.2009
2 June 2000	**323,700**	396,500	43.09	02.06.2005	02.06.2010
1 December 2000	**227,500**	465,300	45.97	01.12.2005	01.12.2010
1 June 2001	**127,500**	332,500	59.15	01.06.2006	01.06.2011
30 November 2001	**645,000**	1,326,500	67.05	30.11.2006	30.11.2011
31 May 2002	**361,300**	378,300	80.05	31.05.2007	31.05.2012
22 November 2002	**1,505,000**	1,596,500	67.17	22.11.2007	22.11.2012
23 May 2003	**876,164**	916,164	53.30	23.05.2008	23.05.2013
21 November 2003	**899,000**	993,000	62.55	21.11.2008	21.11.2013
21 May 2004	**743,500**	798,500	78.30	21.05.2009	21.05.2014
19 November 2004	**987,000**	1,092,000	96.25	19.11.2009	19.11.2014
18 February 2005	**50,000**	50,000	93.25	18.02.2010	18.02.2015
20 May 2005	**1,011,299**	1,121,799	96.95	20.05.2010	20.05.2015
9 September 2005	**245,000**	245,000	117.07	09.09.2010	09.09.2015
11 November 2005	**1,053,000**	1,141,000	124.34	11.11.2010	11.11.2015
19 May 2006	**1,409,360**	–	129.18	19.05.2009	19.05.2016
10 November 2006	**1,004,500**	–	149.26	10.11.2009	10.11.2016
Total	**11,772,323**	11,702,563			

24 Share capital continued

b. Executive Share Option Scheme (Approved Scheme and (No 2) Scheme)

As at 31 March 2007 the following options were outstanding under the UK SABMiller plc Approved Executive Share Option and SABMiller plc Unapproved Executive Share Option (No 2) Schemes:

Date of grant	2007 Ordinary shares	2006 Ordinary shares	Exercise price £	Exercise period Earliest date	Exercise period Latest date
9 March 1999	**146,526**	206,989	4.850	09.03.2002	09.03.2009
16 March 1999*	**22,344**	22,344	5.370	16.03.2002	16.03.2009
27 May 1999	**18,149**	31,138	5.170	27.05.2002	27.05.2009
2 June 2000	**283,400**	437,927	4.110	02.06.2003	02.06.2010
1 December 2000	**40,284**	40,284	4.220	01.12.2003	01.12.2010
1 December 2000*	**7,109**	7,109	4.220	01.12.2003	01.12.2010
1 June 2001	**510,802**	600,094	5.160	01.06.2004	01.06.2011
30 November 2001	**43,814**	54,210	4.720	30.11.2004	30.11.2011
30 November 2001*	**6,356**	6,356	4.720	30.11.2004	30.11.2011
31 May 2002	**702,902**	919,900	5.705	31.05.2005	31.05.2012
31 May 2002*	**15,777**	15,777	5.705	31.05.2005	31.05.2012
22 November 2002	**126,000**	156,000	4.400	22.11.2005	22.11.2012
22 November 2002*	**20,454**	20,454	4.400	22.11.2005	22.11.2012
23 May 2003	**1,170,177**	2,027,425	4.158	23.05.2006	23.05.2013
23 May 2003*	**14,432**	21,648	4.158	23.05.2006	23.05.2013
21 November 2003	**219,600**	320,440	5.537	21.11.2006	21.11.2013
21 November 2003*	**30,165**	54,617	5.537	21.11.2006	21.11.2013
21 May 2004	**1,652,640**	1,795,553	6.605	21.05.2007	21.05.2014
21 May 2004*	**35,920**	35,920	6.605	21.05.2007	21.05.2014
19 November 2004	**160,452**	189,054	8.700	19.11.2007	19.11.2014
19 November 2004*	**12,454**	19,350	8.700	19.11.2007	19.11.2014
20 May 2005	**1,739,283**	1,832,161	8.280	20.05.2008	20.05.2015
20 May 2005*	**77,217**	88,316	8.280	20.05.2008	20.05.2015
11 November 2005	**358,885**	376,885	10.530	11.11.2008	11.11.2015
11 November 2005*	**12,270**	12,270	10.530	11.11.2008	11.11.2015
19 May 2006	**2,062,729**	–	10.610	19.05.2009	19.05.2016
19 May 2006*	**56,481**	–	10.610	19.05.2009	19.05.2016
10 November 2006	**139,750**	–	10.930	10.11.2009	10.11.2016
10 November 2006*	**2,060**	–	10.930	10.11.2009	10.11.2016
	9,688,432	9,292,221			

* SABMiller plc Approved Executive Share Option Scheme

c. Performance Share Award scheme

As at 31 March 2007 the following options were outstanding under the SABMiller plc Performance Share Award Scheme:

Date of award	2007 Ordinary shares	2006 Ordinary shares	Exercise price £	Date by which performance condition must be met
23 May 2003	**–**	544,237	Nil	23.05.2006
21 May 2004	**354,239**	354,239	Nil	21.05.2007
19 November 2004	**–**	100,000	Nil	19.11.2009
20 May 2005	**332,745**	332,745	Nil	20.05.2008
28 February 2006	**20,000**	20,000	Nil	28.02.2009
19 May 2006	**847,500**	–	Nil	19.05.2009
13 March 2007	**32,000**	–	Nil	13.03.2010
	1,586,484	1,351,221		

Certain of these awards may rank for a 50% additional reward, provided the shares are held in the EBT for a period of two years after vesting.

24 Share capital continued

d. International Performance Share Award Sub-Scheme

At 31 March 2007 the following options were outstanding under the SABMiller plc International Performance Share Award Sub-Scheme:

Date of award	2007 Ordinary shares	2006 Ordinary shares	Exercise price £	Date by which performance condition must be met
1 April 2004 to 31 March 2006	–	231,094	Nil	01.04.2006
1 April 2004 to 31 March 2007	**562,110**	305,720	Nil	01.04.2007
1 April 2005 to 31 March 2008	**500,422**	245,910	Nil	01.04.2008
1 April 2006 to 31 March 2008	**147,620**	–	Nil	01.04.2008
1 April 2006 to 31 March 2009	**468,040**	–	Nil	01.04.2009
1 April 2006 to 31 March 2009	**332,200**	–	Nil	01.04.2009
1 April 2006 to 31 March 2009	**50,000**	–	Nil	01.04.2009
1 April 2006 to 31 March 2009	**37,500**	–	Nil	01.04.2009
1 April 2006 to 31 March 2009	**50,000**	–	Nil	01.04.2009
	2,147,892	782,724		

e. International Employee Share Scheme

At 31 March 2007 the following shares were outstanding under the SABMiller plc International Employee Share Scheme:

Date of grant	2007 Ordinary shares	2006 Ordinary shares	Exercise price £	Partial vesting date from
1 January 2003*	**366,669**	877,812	4.158	01.01.2004
21 May 2004	**818,319**	1,126,653	6.605	21.05.2005
21 May 2004**	**5,000**	5,000	6.605	21.05.2007
20 May 2005**	**5,000**	5,000	8.280	20.05.2008
20 May 2005	**1,030,506**	1,138,172	8.280	20.05.2006
11 November 2005	**87,630**	87,630	10.530	11.11.2006
19 May 2006	**932,742**	–	10.610	19.05.2007
19 May 2006	**100,000**	–	10.610	19.05.2009***
19 May 2006**	**5,000**	–	10.610	19.05.2009
10 November 2006	**28,350**	–	10.930	10.11.2007
	3,379,216	3,240,267		

* Granted on 23 May 2003 but effective as at 1 January 2003.
** SABMiller plc International Employee Share Scheme (Hong Kong and China)
*** Three year vesting

24 Share capital continued

f. International Employee Stock Appreciation Rights (SAR) Scheme

The group issues to certain employees SAR that require the group to pay the intrinsic value of the SAR to the employee at the date of the exercise. The group has recorded a liability of US$48 million (2006: US$32 million) in respect of the SAR scheme.

The intrinsic value of liabilities which have vested at 31 March 2007 is US$16 million (2006: US$16 million).

As at 31 March 2007 the following awards were outstanding under the SABMiller plc International Employee Stock Appreciation Rights Scheme:

Date of award	2007 SARS	2006 SARS	Exercise price £	Partial vesting date from
1 January 2003*	**1,207,907**	1,646,093	4.158	01.01.2004
21 November 2003	**45,000**	100,000	5.537	21.11.2004
21 May 2004	**1,828,217**	2,267,487	6.605	21.05.2005
20 May 2005	**1,589,476**	1,860,550	8.280	20.05.2006
19 May 2006	**1,575,716**	–	10.610	19.05.2007
10 November 2006	**56,750**	–	10.930	10.11.2007
	6,303,066	5,874,130		

* Granted on 23 May 2003 but effective as at 1 January 2003.

Outstanding share awards

The following table summarises information about share awards outstanding at 31 March:

Range of exercise prices	Number 2007	Weighted average remaining contractual life in years 2007	Number 2006	Weighted average remaining contractual life in years 2006
Share awards designated in Pounds Sterling				
£0	**3,734,376**	**1.3**	2,133,945	1.1
£4-£5	**3,433,128**	**3.2**	5,502,307	3.8
£5-£6	**1,564,739**	**4.9**	2,064,310	5.9
£6-£7	**4,340,096**	**3.5**	5,230,613	4.2
£8-£9	**4,614,388**	**4.7**	5,132,603	5.6
£10-£11	**5,418,363**	**6.0**	476,785	8.5
	23,105,090	**4.0**	20,540,563	4.4
Share awards designated in South African Rands				
R30-R40	**50,000**	**1.5**	89,000	2.5
R40-R50	**716,200**	**2.9**	1,277,800	3.8
R50-R60	**1,092,164**	**5.6**	1,593,164	5.6
R60-R70	**3,049,000**	**5.7**	3,916,000	6.6
R70-R80	**743,500**	**7.1**	798,500	8.1
R80-R90	**361,300**	**5.2**	378,300	6.2
R90-R100	**2,048,299**	**7.9**	2,263,799	8.9
R110-R120	**245,000**	**8.4**	245,000	9.4
R120-R130	**2,462,360**	**8.9**	1,141,000	9.6
R140-R150	**1,004,500**	**9.6**	–	–
	11,772,323	**7.0**	11,702,563	7.0
	34,877,413	**5.0**	32,243,126	5.3

Exerciseable shares

The following table summarises information about exerciseable share awards outstanding at 31 March:

	Number 2007	Weighted average exercise price 2007	Number 2006	Weighted average exercise price 2006
Share awards designated in Pounds Sterling	**10,352,015**	**6.10**	5,776,882	4.86
Share awards designated in South African Rands	**1,627,200**	**54.9**	1,711,300	46.3

24 Share capital continued

The exercise prices of options outstanding at 31 March 2007 ranged from £0 to £10.93 and R32.84 and R149.26. The movement in share awards outstanding is summarised in the following table:

	Number of awards under UK option	Weighted average exercise price (£)	Weighted average fair value at grant date (£)	Number of awards under SA option	Weighted average exercise price (R)	Weighted average fair value at grant date (R)	Total number of awards under option
Outstanding at 1 April 2005	19,004,671	4.64	–	11,608,464	63.5	–	30,613,135
Granted	6,260,185	7.54	2.65	2,551,799	111.2	41.1	8,811,984
Lapsed	(796,700)	4.26	–	(426,500)	75.2	–	(1,223,200)
Exercised or vested	(3,927,593)	3.77	–	(2,031,200)	49.6	–	(5,958,793)
Outstanding at 31 March 2006	20,540,563	5.68	–	11,702,563	75.9	–	32,243,126
Granted	7,459,209	7.30	4.74	2,496,860	137.5	44.9	9,956,069
Lapsed	(669,111)	6.11	–	(681,800)	91.6	–	(1,350,911)
Exercised or vested	(4,225,571)	4.61	–	(1,745,300)	56.7	–	(5,970,871)
Outstanding at 31 March 2007	**23,105,090**	**6.38**	**–**	**11,772,323**	**90.87**	**–**	**34,877,413**

Awards exercised

The weighted average market price of the group's shares at the date of exercise for share awards exercised or vested during the year were:

	Number 2007	Weighted average market price 2007	Number 2006	Weighted average market price 2006
Share awards designated in Pounds Sterling				
– Equity-settled	**3,155,991**	**10.60**	2,603,750	10.04
– Cash-settled	**1,069,580**	**11.02**	1,323,843	10.68
	4,225,571	**10.70**	3,927,593	10.23
Share awards designated in South African Rands				
– Equity-settled	**1,745,300**	**143.63**	2,031,200	113.10
Total awards exercised during the year	**5,970,871**		5,958,793	

Share-based payments have been valued using a binomial model approach except for the Performance Share awards which have been valued using Monte Carlo simulations.

The Monte Carlo simulation methodology is necessary for valuing share-based payments with Total Shareholder Return performance hurdles. This is achieved by projecting SABMiller plc's share price forwards, together with those of companies in the same comparator group, over the vesting period and/or life of the options after considering their respective volatilities.

Weighted average fair value assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial model for share options.

The following weighted average assumptions were used in these option pricing models during the year:

	2007	2006
Share price*		
– South African schemes (R)	**136.24**	112.86
– All other schemes (£)	**10.30**	8.60
Exercise price*		
– South African schemes (R)	**136.67**	110.55
– All other schemes (£)	**8.89**	7.41
Expected volatility (all schemes)**	**22.5%**	22.5%
Dividend yield (all schemes)	**2.1%**	2.4%
Annual forfeiture rate		
– South African schemes	**7.5%**	12.5%
– All other schemes	**3.0%**	3.0%
Risk-free interest rate		
– South African schemes	**8.0%**	8.1%
– All other schemes	**4.4%**	4.3%

* The calculation is based on the weighted fair values of issues made during the financial year.

** Expected volatility is calculated by assessing the historic share price data in the United Kingdom and South Africa since May 1999 and May 2001 respectively.

25 Statement of changes in shareholders' equity

	Share capital US$m	Share premium US$m	Merger relief reserve US$m	Safari and EBT shares US$m	Foreign currency translation reserve* US$m	Available for sale reserve* US$m	Retained earnings US$m	Total US$m	Minority interest US$m	Total equity US$m
At 1 April 2005	135	2,010	3,395	(658)	207	–	2,993	8,082	678	8,760
Currency translation movements on foreign currency investments	–	–	–	–	(103)	–	–	(103)	(25)	(128)
Net investment hedges – fair value losses in period		–	–	–	(2)	–	–	(2)	–	(2)
Deferred tax charge on items taken to equity	–	–	–	–	–	–	(8)	(8)	–	(8)
Actuarial gains taken to equity	–	–	–	–	–	–	42	42	–	42
Acquisitions – minority interests	–	–	–	–	–	–	–	–	816	816
Other movements	–	–	–	–	–	–	(9)	(9)	–	(9)
Profit for the financial year	–	–	–	–	–	–	1,440	1,440	234	1,674
Dividends paid	–	–	–	–	–	–	(520)	(520)	(165)	(685)
Issued capital	23	4,089	–	–	–	–	–	4,112	–	4,112
Payment for purchase of own shares for share trusts	–	–	–	(8)	–	–	–	(8)	–	(8)
Utilisation of EBT shares	–	–	–	11	–	–	(11)	–	–	–
Payment for buyout of minorities	–	–	–	–	–	–	–	–	(996)	(996)
Equity settled share incentive plans	–	–	–	–	–	–	17	17	–	17
At 31 March 2006**	**158**	**6,099**	**3,395**	**(655)**	**102**	**–**	**3,944**	**13,043**	**542**	**13,585**
Currency translation movements on foreign currency investments	–	–	–	–	359	–	–	359	3	362
Net investment hedges – fair value losses in period	–	–	–	–	(2)	–	–	(2)	–	(2)
Fair value gains on available for sale investments	–	–	–	–	–	7	–	7	–	7
Deferred tax charge on items taken to equity	–	–	–	–	–	–	(7)	(7)	–	(7)
Actuarial gains taken to equity	–	–	–	–	–	–	(5)	(5)	–	(5)
Other movements	–	–	–	–	–	–	4	4	–	4
Profit for the financial year	–	–	–	–	–	–	1,649	1,649	234	1,883
Dividends paid	–	–	–	–	–	–	(681)	(681)	(165)	(846)
Issued capital	–	38	–	–	–	–	–	38	–	38
Payment for purchase of own shares for share trusts	–	–	–	(30)	–	–	–	(30)	–	(30)
Utilisation of EBT shares	–	–	–	2	–	–	(2)	–	–	–
Disposal of shares in subsidiaries	–	–	–	–	–	–	–	–	7	7
Payment for buyout of minorities	–	–	–	–	–	–	–	–	(26)	(26)
Equity settled share incentive plans	–	–	–	–	–	–	31	31	–	31
At 31 March 2007	**158**	**6,137**	**3,395**	**(683)**	**459**	**7**	**4,933**	**14,406**	**595**	**15,001**

* These are classified as 'other reserves' on the group consolidated balance sheet.
** As restated (see note 28).

The group's retained earnings includes amounts of US$91 million (2006: US$107 million), the distribution of which is limited by statutory or other restrictions.

25 Statement of changes in shareholders' equity continued

Safari and EBT shares reserve

In the financial year ended 31 March 2000, Safari Limited (a special purpose vehicle established and financed by a wholly-owned subsidiary of SABMiller plc) acquired 77,368,338 SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling shareholders on 3 April 2001. On 9 July 2002 these shares held by Safari Ltd were converted to non-voting convertible shares. These shares have been treated as a deduction in arriving at shareholders' funds.

The employee benefit trusts hold shares in SABMiller plc for the purposes of the various executive share incentive schemes, further details of which are disclosed in the report on directors' remuneration. The shares currently rank pari passu with all other ordinary shares. At 31 March 2007 the trusts held 4,034,111 shares (2006: 3,487,448 shares) which cost US$58 million (2006: US$38 million) and had a market value of US$88 million (2006: US$69 million). These shares have been treated as a deduction in arriving at shareholders' funds. The trusts used funds provided by SABMiller plc to purchase the shares. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

Foreign currency translation reserve

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

Merger relief reserve

In accordance with section 131 of The Companies Act 1985, the group recorded the US$3,395 million excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares as a merger relief reserve in the year ended 31 March 2003.

26a Reconciliation of profit for the year to net cash generated from operations

	2007 US$m	2006 US$m
Profit for the year	**1,883**	1,674
Taxation	**921**	779
Share of post-tax results of associates	**(205)**	(177)
Interest receivable	**(240)**	(78)
Interest payable and similar charges	**668**	377
Operating profit	**3,027**	2,575
Depreciation:		
– property, plant and equipment	**550**	444
– containers	**187**	111
Container breakages, shrinkage and write-offs	**44**	77
Profit on sale of property, plant and equipment and investments	**(6)**	(5)
Exceptional profit on sale of property, plant and equipment (Europe)	**(14)**	–
Impairment of property, plant and equipment	**13**	4
Amortisation of intangible assets	**162**	105
Unrealised net (loss)/gain from derivatives	**(2)**	5
Dividends received from other investments	**(1)**	(3)
Charge with respect to share options	**31**	17
Restructuring and integration costs (Latin America)	**10**	7
Adjustment to goodwill (Europe)	**31**	–
Other non-cash movements	**(1)**	11
Net cash generated from operations before working capital movements (EBITDA)	**4,031**	3,348
Increase in inventories	**(73)**	(78)
Increase in receivables	**(294)**	(67)
Increase in payables	**319**	86
Increase/(decrease) in provisions	**21**	(31)
Increase in post-retirement provisions	**14**	33
Net cash generated from operations	**4,018**	3,291

Cash generated from operations include cash flows relating to exceptional items of US$37 million in respect of South American and European integration and restructuring costs (2006: US$8 million).

26b Analysis of net debt

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Total cash and cash equivalents US$m	Loan participation deposit US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Total gross borrowings US$m	Net debt US$m
At 1 April 2005	1,143	(513)	630	–	(2,833)	12	(19)	(2,840)	(2,210)
Exchange adjustments	(2)	13	11	–	63	–	–	63	74
Cash flow	(651)	179	(472)	196	(2,102)	–	28	(2,074)	(2,350)
Acquisitions	232	(3)	229	–	(2,651)	(138)	(36)	(2,825)	(2,596)
Other movements	–	–	–	–	22	(47)	–	(25)	(25)
At 31 March 2006 (as restated, see note 28)*	**722**	**(324)**	**398**	**196**	**(7,501)**	**(173)**	**(27)**	**(7,701)**	**(7,107)**
Exchange adjustments	(24)	6	(18)	4	(47)	–	(1)	(48)	(62)
Cash flow	(220)	133	(87)	(200)	537	28	7	572	285
Acquisitions	3	(2)	1	–	–	–	–	–	1
Transfer to disposal groups	–	–	–	–	2	–	2	4	4
Other movements	–	–	–	–	(20)	18	4	2	2
At 31 March 2007	**481**	**(187)**	**294**	**–**	**(7,029)**	**(127)**	**(15)**	**(7,171)**	**(6,877)**

* SABMiller plc acquired two 100% participations in bank loans owned by subsidiary companies totalling US$446 million that were outstanding for the financial year ended 31 March 2006. For US$250 million of this balance, the terms of the participation agreement confer full rights of set-off on SABMiller plc in respect of the related bank loan. As a result, this loan participation is offset within borrowings on the balance sheet. For the purposes of the cash flow statement it is treated as a cash and cash equivalent as it is readily convertible in accordance with IAS 7 (Cash flow statements). For the remaining balance of US$196 million, the terms of the agreement include no right of set-off and therefore loan participation has been separately disclosed on the balance sheet as a loan participation deposit. In the cash flow statement the participation has not been treated as a cash and cash equivalent as it is not readily convertible into cash. Both these agreements have been settled during 2007.

26b Analysis of net debt continued

Reconciliation of borrowings and cash and cash equivalents (excluding overdrafts) from the cash flow to the balance sheet

	Cash and cash equivalents (excluding overdrafts) US$m	Total gross borrowings US$m
Cash flow at 31 March 2006	722	(8,025)
Legal right of offset	(250)	250
Balance sheet at 31 March 2006*	472	(7,775)

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow as follows:

	2007 US$m	2006 US$m
Cash and cash equivalents (balance sheet)	**481**	472
Overdrafts	**(187)**	(324)
Legal right of offset	**–**	250
Cash and cash equivalents (cash flow)	**294**	398

The group's net debt is denominated in the following currencies:

	US dollars US$m	SA rand US$m	Euro US$m	Colombian peso US$m	Other currencies US$m	Total US$m
Total cash and cash equivalents	174	46	28	45	179	472
Loan participation deposit	–	–	–	–	196	196
Total gross borrowings (including overdrafts)	(4,418)	(225)	(253)	(2,051)	(828)	(7,775)
Net debt at 31 March 2006*	**(4,244)**	**(179)**	**(225)**	**(2,006)**	**(453)**	**(7,107)**
Total cash and cash equivalents	129	19	36	77	220	481
Total gross borrowings (including overdrafts)	(4,580)	(389)	(267)	(1,384)	(738)	(7,358)
Net debt at 31 March 2007	**(4,451)**	**(370)**	**(231)**	**(1,307)**	**(518)**	**(6,877)**

* As restated (see note 28).

26c Major non-cash transactions

2007

No major non-cash transactions occurred during the year.

2006

During October 2005, SABMiller plc issued 225 million ordinary shares as consideration for the investment in Bavaria S.A.

27 Acquisitions and disposals

The following significant business combinations took effect during the year:

Asia – Foster's India

On 12 September 2006, SABMiller plc, through its wholly-owned subsidiary SABMiller (A&A 2) Limited, completed the acquisition of a 100% interest in Foster's India for a cash consideration of US$127 million on a debt-free basis. Under the terms of the transaction, SABMiller assumed ownership of all Foster's assets in India, including the Foster's brand in the territory.

Other

Minor acquisitions of distributors were made in Europe during the year.

All business combinations

All business combinations have been accounted for using the purchase method. All assets were recognised at their respective fair values. The residual over the net assets acquired is recognised as goodwill in the financial statements. The following table represents the assets and liablities acquired in respect of all business combinations entered into during the year ended 31 March 2007:

	Provisional fair value US$m
Intangible assets	44
Property, plant and equipment	11
Inventories	1
Trade and other receivables	7
Cash and cash equivalents	3
Borrowings	(2)
Trade and other payables	(11)
	53
Goodwill	78
Consideration	131
Consideration satisfied by:	
Cash	131

From the date of acquisition to 31 March 2007 the following amounts have been included in the group's income and cash flow statements for the year:

	Foster's US$m	Other acquisitions US$m	Total US$m
Income statement			
Revenue	15	–	**15**
Operating profit	–	–	**–**
Profit before tax	1	–	**1**

There was no material impact on the cash flow statement resulting from the operating activities of acquisitions during the year.

***Pro forma* information**

Pro forma information has not been provided because the information required for the above acquisitions under the group's accounting policies is not available.

27 Acquisitions and disposals continued

Foster's India

	Carrying values pre acquistion US$m	Provisional fair value US$m
Intangible assets	–	38
Property, plant and equipment	9	11
Inventories	1	1
Trade and other receivables	2	4
Cash and cash equivalents	3	3
Trade and other payables	(4)	(8)
	11	49
Net assets acquired		49
Provisional goodwill		78
Consideration		127
Consideration satisfied by:		
Cash		127

The fair value adjustments include provisional amounts which will be finalised in the 2008 annual report and accounts.

Goodwill represents amongst other things, the following:

- existing distribution network
- strategic premium for the brewing assets that benefit from first mover advantage supplying smaller regional markets
- assembled work force
- value of synergies

The (outflow)/inflow of cash and cash equivalents on the initial Foster's India transaction is calculated as follows:

	US$m
Cash consideration	(127)
Cash and cash equivalents acquired	3
	(124)

The intangible assets acquired as part of the initial Foster's India transaction can be analysed as follows:

	US$m
Brands	38

Minority interests

The following minority interests were acquired for a total consideration of US$183 million with additional goodwill of US$121 million recognised.

	% acquired	Effective holding after acquisition of minority interest	Form of consideration	Region
Axin y Cia S.C.A.	0.4	100%	Cash	Colombia
Bavaria S.A.	0.8	99%	Cash	Colombia
Union de Cervecerías Peruanas Backus y Johnston S.A.A.	0.2	93%	Cash	Peru
Cervecería San Juan S.A.	12.5	86%	Cash	Peru
Compañia de Cervezas Nacionales C.A.	3.6	97%	Cash	Ecuador
Cervecería Andina S.A.	15.0	86%	Cash	Ecuador
Agrilsa S.A.	4.5	97%	Cash	Ecuador
Pivovar Topvar a.s.	52.0	100%	Cash	Slovakia

Disposals

There were no disposals of subsidiaries during the year ended 31 March 2007 or the year ended 31 March 2006.

28 Restatement of the Balance Sheet at 31 March 2006

The initial accounting under IFRS 3, 'Business Combinations', for the Bavaria Group transaction had not been completed as at 31 March 2006. During the period ended 11 October 2006, adjustments to provisional fair values in respect of the Bavaria Group transaction were made. As a result comparative information for the year ended 31 March 2006 has been presented as if the further adjustments to provisional fair values had been made from the transaction date of 12 October 2005. The impact on the prior period income statement has been reviewed and no material adjustments to the Income Statement as a result of the adjustments to provisional fair values are required and therefore there is no adjustment to basic or diluted earnings per share. The following table reconciles the impact on the balance sheet reported for the year ended 31 March 2006 to the comparative balance sheet presented in these financial statements.

Balance Sheet

	At 31 March 2006 US$m	Adjustments to provisional fair values US$m	At 31 March 2006 as restated US$m
Assets			
Non-current assets			
Goodwill	12,539	275	**12,814**
Intangible assets	3,596	–	**3,596**
Property, plant and equipment	6,340	(3)	**6,337**
Investment in associates	1,067	66	**1,133**
Available for sale investments	41	2	**43**
Derivative financial instruments	3	–	**3**
Trade and other receivables	87	(1)	**86**
Deferred tax assets	278	(4)	**274**
	23,951	335	**24,286**
Current assets			
Inventories	881	(3)	**878**
Trade and other receivables	1,218	7	**1,225**
Other current assets	726	–	**726**
	2,825	4	**2,829**
Total assets	26,776	339	**27,115**
Liabilities			
Current liabilities			
Trade and other payables	(2,473)	59	**(2,414)**
Current tax liabilities	(283)	(33)	**(316)**
Provisions	(98)	(84)	**(182)**
Other current liabilities	(1,953)	–	**(1,953)**
	(4,807)	(58)	**(4,865)**
Non-current liabilities			
Derivative financial instruments	(175)	–	**(175)**
Borrowings	(5,632)	(20)	**(5,652)**
Trade and other payables	(63)	(209)	**(272)**
Provisions	(1,088)	(41)	**(1,129)**
Deferred tax liabilities	(1,412)	(25)	**(1,437)**
	(8,370)	(295)	**(8,665)**
Total liabilities	(13,177)	(353)	**(13,530)**
Net assets	13,599	(14)	**13,585**
Total equity	13,599	(14)	**13,585**

29 Commitments, contingencies and guarantees

a. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases at 31 March 2007 are as follows:

	2007 US$m	2006 US$m
Land and buildings		
Within one year	**18**	13
Later than one year and less than five years	**33**	31
After five years	**27**	28
	78	72
Plant, vehicles and systems		
Within one year	**26**	18
Later than one year and less than five years	**48**	29
After five years	**12**	2
	86	49

b. Other commitments

	2007 US$m	2006 US$m
Capital commitments not provided in the financial information:		
Contracts placed for future expenditure for property, plant and equipment	**590**	388
Contracts placed for future expenditure for intangible assets	**59**	12
Other commitments not provided in the financial information:		
Contracts placed for future expenditure	**576**	527

Contracts placed for future expenditure primarily relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2007, are principally due between 2007 and 2013.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2007 for malt, bottles, labels and cans expire between 2007 and 2015.

c. Contingent liabilities and guarantees

	2007 US$m	2006 US$m
Guarantees to third parties provided in respect of borrowings of certain subsidiary undertakings	**4,750**	2,000
US$600 million 4.25% Guaranteed Notes 2008*	**600**	600
US$1,100 million 5.50% Guaranteed Notes 2013*	**1,100**	1,100
US$300 million 6.625% Guaranteed Notes 2033*	**300**	300
US$300 million LIBOR + 0.30% Notes due 2009*	**300**	–
US$600 million 6.20% Notes due 2011*	**600**	–
US$850 million 6.50% Notes due 2016*	**850**	–
Commercial paper*	**1,000**	–
Staff loans and pension guarantees (i)	**24**	27
Guarantees in respect of Tsogo Sun (see note 31b)	**–**	106
Jointly held contingent liability (ii)	**150**	150
Share of associate's contingent liabilities incurred jointly with other investors	**4**	6
Share of associate's contingent liabilities arising from the group being liable for all or part of the liabilities of the associate	**–**	76
Litigation (iii)	**4**	2
Other (iv)	**–**	–
	4,932	2,367

* These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts outstanding and disclosed as part of borrowings (note 21) is US$4,409 million as at 31 March 2007 (2006: US$1,974 million).

(i) Staff loans and pension guarantees

Staff loans and pension guarantees above primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and its contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

29 Commitments, contingencies and guarantees continued

(ii) Jointly held contingent liability

Bavaria S.A. is jointly and severally liable with Valorem S.A. (part of Santo Domingo Group (SDG)) for the pension obligations of Avianca S.A. (formerlly part of the SDG group but which was sold by SDG in 2004). The maximum obligation is for $150 million which corresponds to the initial actuarial value of the pensions obligation.

(iii) Litigation

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

The company, with Miller Brewing Company, in common with other participants in the beer and spirits industries in the USA, is a defendant in putative class action lawsuits alleging that the defendants have intentionally targeted the marketing of certain alcoholic beverage brands to persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence, public nuisance, and civil conspiracy. The complaints seek, on behalf of a putative class of parents and guardians, an injunction to stop certain unspecified marketing practices and unspecified money damages (including civil fines, punitive damages, and disgorgement of profits). None of the lawsuits has progressed past the pleading stage.

Of the nine lawsuits filed, two have been withdrawn and in six the defendants' motions to dismiss the cases have been upheld. In five of these cases, appeals against the decisions to dismiss the cases are pending, while in one the appeal has been dismissed. A ruling on the defendants' motion to dismiss is awaited in the remaining case.

Given their current status, there are not yet meaningful bases upon which the potential for liability and any quantum of penalty or damages can be determined.

(iv) Other

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

30 Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, Miller and Latin America. Miller provides post-retirement benefits, as well as retiree medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. Salaried non-union employees hired after 31 August 2003 are not eligible for company subsidised retiree medical benefits.

The pension and post-retirement medical benefit costs for the years ended 31 March 2007 and 31 March 2006 are as follows:

	2007 US$m	2006 US$m
Defined contribution scheme costs	**79**	63
Defined benefit pension plan costs	**41**	33
Post-retirement medical and other benefit costs	**54**	50
Accruals for defined contribution plans	**7**	9
Provisions for defined benefit pension plans (balance sheet)	**363**	328
Provisions for other post-retirement benefits (balance sheet)	**636**	646

The group operates various defined contribution and defined benefit schemes. Details of the main defined benefit schemes is provided below:

Miller pension schemes

Effective 31 December 2005, Miller merged nine defined benefit plans into the Miller Pension Plan, a single qualified defined benefit scheme covering both salaried non-union and union employees whilst maintaining separate benefit structures across the various employee groups. Substantially all salaried non-union employees hired prior to 1 January 2005 are covered by the plan which provides benefits for this employee group based on final average pay and years of service. Benefit accruals will cease as of 31 December 2007. Benefit accruals for hourly employees are the subject of collective bargaining and are based on a flat rate per year of service. As of 31 March 2007, the plan had a deficit of US$110 million given plan assets with an actuarial value of US$929 million. This represents a funding level of 89%.

30 Pensions and post-retirement benefits continued

Salaried non-union employees hired after 31 December 2004 are covered by a qualified defined contribution plan. This plan provides a basic contribution equal to 5% of an employee's pay. Salaried non-union employees hired prior to 1 January 2005 will be eligible for the 5% basic contribution beginning 1 January 2008. Regardless of hire date, the company contributes up to 4% of an employee's pay to this plan, based on the employee's own contributions. In addition, substantially all salaried employees are covered by a survivor income benefit plan and a long-term disability plan.

The company provides non-qualified unfunded defined benefit and defined contribution plans for certain employees whose benefits under the qualified plans are limited by regulation. As of 31 March 2007 the liabilities for these plans are US$18 million and US$1 million respectively. Eligible hourly employees also participate in various defined contribution schemes, some of which require the employer to contribute funds based on the number of hours worked by the employee.

The most recent actuarial valuation of Miller's post-retirement plan was carried out by independent professionally qualified actuaries at 1 January 2006 using the projected unit credit method.

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of a withdrawal settlement, Pabst, which had participated in the plan prior to 1997, agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2007 is set out below.

	US$m
Market value of assets	43
Present value of accrued obligations, net of Pabst withdrawal liabilities	(83)
Deficit	(40)

South Africa pension schemes
The group operates a number of pension schemes throughout South Africa. Details of the major scheme are provided below:

The ABI pension fund – this is a funded scheme of the defined benefit type based on average salary with assets held in separately administered funds. The latest valuation of the ABI pension fund was carried out at 30 June 2005 and updated at 31 March 2007 by an independent actuary using the projected unit credit method. The principal assumptions used in the valuation are listed below.

From 1 July 2005 the Fund was closed, all active members were transferred to either the ABI Provident Fund or the SAB Staff Provident Fund. The fund will be deregistered once the surplus apportionment exercise has been completed in terms of the Pension Fund Act and all assets and liabilities transferred.

Bavaria pension schemes
The group operates a number of pension schemes throughout Latin America. Details of the major scheme are provided below:

The Colombian Labour Code Pension Plan – this is an unfunded scheme of the defined benefit type and covers all salaried and hourly employees in Colombia who are not covered by social security or who have at least 10 years of service prior to 1 January 1967. The plan is financed entirely through company reserves and there are no external assets. The most recent actuarial valuation of the Colombian Labour Code Pension Plan was carried out by independent professionally qualified actuaries at 31 December 2006 using the projected unit credit method. All salaried employees are now covered by the Social Security provisions. The principal economic assumptions used in the preparation of the pension valuations are set out below and take into consideration changes in the Colombian economy.

Principal actuarial assumptions at 31 March (expressed as weighted averages)

		Defined benefit pension plans				Medical and other post-retirement benefits		
		Miller %	South Africa %	Latin America %	Other %	Miller %	South Africa %	Other %
At 31 March 2007:								
Discount rate		5.9	7.8	8.7	4.8	5.9	7.5	8.7
Salary inflation		3.5	5.8	4.3	3.0	–	–	–
Pension inflation		4.0	4.5	4.3	3.0	–	–	–
Healthcare cost inflation		–	–	–	–	9.6	5.8	5.3
Mortality rate assumptions:								
– Retirement age:	Males	61	63	55	n/a	62	63	55
	Females	61	63	50	n/a	62	63	50
– Life expectations on retirement age:								
Retiring today:	Males	21	16	20	n/a	20	16	20
	Females	24	20	25	n/a	23	20	25
Retiring in 20 years:	Males	21	n/a	n/a	n/a	20	16	n/a
	Females	24	n/a	n/a	n/a	23	20	n/a

30 Pensions and post-retirement benefits continued

		Defined benefit pension plans				Medical and other post-retirement benefits		
		Miller %	South Africa %	Latin America %	Other %	Miller %	South Africa %	Other %
At 31 March 2006:								
Discount rate		5.9	9.0	8.9	5.1	5.9	7.0	9.3
Salary inflation		3.5	6.0	4.5	3.9	–	–	–
Pension inflation		4.0	4.3	4.5	3.4	–	–	–
Healthcare cost inflation		–	–	–	–	9.0	5.0	5.7
Mortality rate assumptions:								
– Retirement age:	Males	61	63	55	n/a	62	63	55
	Females	61	63	50	n/a	62	63	50
– Life expectations on retirement age:								
Retiring today:	Males	21	16	20	n/a	20	16	20
	Females	24	20	25	n/a	23	20	25
Retiring in 20 years:	Males	21	n/a	n/a	n/a	20	16	n/a
	Females	24	n/a	n/a	n/a	23	20	n/a

The present value of defined benefit plan and post-employment medical benefit liabilities are as follows:

	Defined benefit pension plans					Medical and other post-retirement benefits			
	Miller US$m	South Africa US$m	Latin America US$m*	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
Present value of scheme liabilities at 1 April 2005	1,007	47	–	38	1,092	545	44	1	590
Benefits paid	(44)	(1)	(10)	(13)	(68)	(21)	–	–	(21)
Current service costs	28	1	8	4	41	13	1	–	14
Past service costs	1	–	–	–	1	–	–	–	–
Interest costs	58	4	–	1	63	32	4	–	36
Actuarial losses/(gains)	10	–	–	–	10	(21)	–	–	(21)
Acquisition activity	–	–	155	1	156	–	–	48	48
Currency translations	–	–	–	(2)	(2)	–	–	–	–
Present value of scheme liabilities at 31 March 2006	1,060	51	153	29	1,293	548	49	49	646
– Portion of defined benefit obligation that is unfunded	18	–	144	4	166	548	47	48	643
– Portion of defined benefit obligation that is partly or wholly funded	1,042	51	9	25	1,127	–	2	1	3
Benefits paid	(54)	–	(19)	(6)	(79)	(25)	–	(4)	(29)
Current service costs	28	–	9	4	41	12	1	–	13
Past service costs	–	47	–	–	47	–	–	–	–
Interest costs	61	4	10	1	76	33	3	6	42
Actuarial losses/(gains)	56	10	5	–	71	(30)	3	(1)	(28)
Settlements	–	(25)	–	–	(25)	(1)	–	–	(1)
Currency translations	–	(9)	9	4	4	–	(10)	3	(7)
Present value of scheme liabilities at 31 March 2007	**1,151**	**78**	**167**	**32**	**1,428**	**537**	**46**	**53**	**636**
– Portion of defined benefit obligation that is unfunded	**18**	**–**	**167**	**3**	**188**	**537**	**45**	**51**	**633**
– Portion of defined benefit obligation that is partly or wholly funded	**1,133**	**78**	**–**	**29**	**1,240**	**–**	**1**	**2**	**3**

* As restated (see note 28).

30 Pensions and post-retirement benefits continued

The fair value reconciliations of opening plan assets to closing plan assets, on an aggregated basis, are as follows:

	Defined benefit pension plans		
	Miller US$m	South Africa US$m	Total US$m
Plan assets at 1 April 2005	844	115	959
Expected return on plan assets	67	9	76
Benefits paid	(44)	(1)	(45)
Contributions paid by employer	16	–	16
Actuarial gains	31	–	31
Currency translations	–	1	1
Plan asset at 31 March 2006	914	124	1,038
Expected return on plan assets	72	8	80
Benefits paid	(54)	–	(54)
Contributions paid by employer	27	–	27
Actuarial gains	28	37	65
Settlements	–	(25)	(25)
Currency translations	–	(19)	(19)
Plan asset at 31 March 2007	**987**	**125**	**1,112**

The fair value of assets in pension schemes and the expected rates of return were:

	Miller		South Africa		Latin America		Other		Total
	US$m	Long-term rate of return	US$m	Long-term rate of return	US$m	Long-term rate of return	US$m	Long-term rate of return	US$m
At 31 March 2007:									
Equities	484	9.0	66	12.0	–	–	–	–	550
Bonds	301	6.5	37	9.0	–	–	–	–	338
Cash	–	3.0	21	7.0	–	–	–	–	21
International equities	153	9.0	–	10.8	–	–	–	–	153
Property and other	49	7.0	1	10.8	–	–	–	–	50
Total fair value of assets	987		125		–		–		1,112
Present value of scheme liabilities	(1,151)		(78)		(167)		(32)		(1,428)
(Deficit)/surplus in the scheme	(164)		47		(167)		(32)		(316)
Unrecognised pension asset due to limit	–		(47)		–		–		(47)
Pension liability recognised	**(164)**		**–**		**(167)**		**(32)**		**(363)**
At 31 March 2006*:									
Equities	455	9.0	48	12.0	–	–	–	–	503
Bonds	316	6.5	11	9.0	–	–	–	–	327
Cash	2	3.0	48	7.0	–	–	–	–	50
International equities	136	9.0	17	12.0	–	–	–	–	153
Property and other	5	7.0	–	12.0	–	–	–	–	5
Total fair value of assets	914		124		–		–		1,038
Present value of scheme liabilities	(1,060)		(51)		(153)		(29)		(1,293)
(Deficit)/surplus in the scheme	(146)		73		(153)		(29)		(255)
Unrecognised pension asset due to limit	–		(73)		–		–		(73)
Pension liability recognised	(146)		–		(153)		(29)		(328)

* As restated (see note 28).

The expected long-term rate of return on Miller fund assets is 8%. This is determined by considering the weighted expected return of each asset class within the fund, based on input from both Russell Investments, the Miller Pension Plan's investment manager and Hewitt Associates, the Plan's actuary. All funds are actively managed and returns are based on both the expected performance of the asset class and the performance of fund managers.

30 Pensions and post-retirement benefits continued

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension plans					Medical and other post-retirement benefits			
	Miller US$m	South Africa US$m	Latin America US$m	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
At 31 March 2007:									
Present value of scheme liabilities	(1,151)	(78)	(167)	(32)	(1,428)	(537)	(46)	(53)	(636)
Fair value of plan assets	987	125	–	–	1,112	–	–	–	–
	(164)	47	(167)	(32)	(316)	(537)	(46)	(53)	(636)
Unrecognised assets due to limit	–	(47)	–	–	(47)	–	–	–	–
Net liability recognised on balance sheet	**(164)**	–	**(167)**	**(32)**	**(363)**	**(537)**	**(46)**	**(53)**	**(636)**
At 31 March 2006*:									
Present value of scheme liabilities	(1,060)	(51)	(153)	(29)	(1,293)	(548)	(49)	(49)	(646)
Fair value of plan assets	914	124	–	–	1,038	–	–	–	–
	(146)	73	(153)	(29)	(255)	(548)	(49)	(49)	(646)
Unrecognised assets due to limit	–	(73)	–	–	(73)	–	–	–	–
Net liability recognised on balance sheet	(146)	–	(153)	(29)	(328)	(548)	(49)	(49)	(646)

* As restated (see note 28).

In respect of South Africa, the pension asset recognised must be limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the South African legislation has not yet been performed. In addition, the net income statement charge of US$43 million (2006: credit of US$4 million) and net actuarial gain taken directly to equity of US$27 million (2006: US$nil) are not recognised in the financial statements.

The amounts recognised in net operating expenses in the income statement are as follows:

	Defined benefit pension plans				Medical and other post-retirement benefits			
	Miller US$m	Latin America US$m	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
At 31 March 2007:								
Current service costs	(28)	(9)	(4)	(41)	(12)	(1)	–	(13)
Interest costs	(61)	(10)	(1)	(72)	(33)	(3)	(6)	(42)
Expected return on plan assets	72	–	–	72	–	–	–	–
Settlements and curtailments	–	–	–	–	1	–	–	1
	(17)	**(19)**	**(5)**	**(41)**	**(44)**	**(4)**	**(6)**	**(54)**
At 31 March 2006:								
Current service costs	(28)	(8)	(4)	(40)	(13)	(1)	–	(14)
Past service costs	(1)	–	–	(1)	–	–	–	–
Interest costs	(58)	–	(1)	(59)	(32)	(4)	–	(36)
Expected return on plan assets	67	–	–	67	–	–	–	–
	(20)	(8)	(5)	(33)	(45)	(5)	–	(50)

30 Pensions and post-retirement benefits continued

The amounts recognised in the statement of recognised income and expense are as follows:

	Defined benefit pension plans			Medical and other post-retirement benefits			
	Miller US$m	Latin America US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
At 31 March 2007:							
Actual return on plan assets	100	–	100	–	–	–	–
Less: expected return on plan assets	(72)	–	(72)	–	–	–	–
Return on plan assets	28	–	28	–	–	–	–
Experience gains/(losses) arising on							
scheme assets	28	–	28	–	–	–	–
scheme liabilities	(62)	–	(62)	22	–	–	22
Changes in actuarial assumptions	6	(5)	1	8	(3)	1	6
Actuarial (losses)/gains recognised	**(28)**	**(5)**	**(33)**	**30**	**(3)**	**1**	**28**
At 31 March 2006:							
Actual return on plan assets	98	–	98	–	–	–	–
Less: expected return on plan assets	(67)	–	(67)	–	–	–	–
Return on plan assets	31	–	31	–	–	–	–
Experience gains/(losses) arising on							
scheme assets	31	–	31	–	–	–	–
scheme liabilities	4	–	4	18	–	–	18
Changes in actuarial assumptions	(14)	–	(14)	3	–	–	3
Actuarial gains/(losses) recognised	21	–	21	21	–	–	21

The cumulative amounts recognised in equity are as follows:

	2007 US$m	2006 US$m
At 31 March:	**(168)**	(210)
Net actuarial (losses)/gains recognised in the year	**(5)**	42
Cumulative actuarial losses recognised	**(173)**	(168)

History of actuarial gains and losses

	2007 US$m	2006 US$m	2005 US$m
Experience gains/(losses) of plan assets	**28**	31	(15)
Percentage of plan assets	**3%**	3%	(2%)
Experience (losses)/gains of scheme liabilities	**(62)**	4	(21)
Percentage of scheme liabilities	**3%**	0%	1%
Fair value of plan assets	**1,112**	1,038	959
Present value of scheme liabilities	**(2,064)**	(1,939)	(1,682)
Deficit in the schemes	**(952)**	(901)	(723)
Unrecognised assets due to limit	**(47)**	(73)	(68)
Net liability recognised in balance sheet	**(999)**	(974)	(791)

Contributions expected to be paid into the group's major defined benefit schemes during the annual period after 31 March 2007 are US$128 million.

A 1% increase and a 1% decrease in the assumed healthcare cost of inflation will have the following effect on the group's major post-employment medical benefits:

	2007 Increase US$m	2007 Decrease US$m
Current service costs	**3**	**(2)**
Interest costs	**6**	**(5)**
Accumulated post-employment medical benefit costs	**84**	**(69)**

31 Related party transactions

a. Parties with significant influence over the group: Altria Group, Inc. (Altria) and Santo Domingo Group (SDG)

The Miller Brewing Company has received various services from Altria, which holds a 28.6% shareholding in SABMiller plc, including insurance claims processing, leasehold accommodation and other administrative services, with an aggregate cost of US$0.4 million (2006: US$0.2 million), of which US$nil million (2006: US$nil million) was outstanding at 31 March 2007.

The Santo Domingo Group (SDG) is a related party of the group by virtue of its 15% shareholding in SABMiller plc. In the current year, the group has carried out transactions with other companies in the SDG totalling US$0.1 million (2006: US$5.2 million). At 31 March 2007, US$0.6 million (2006: US$0.5 million) was owing to the SDG.

Bavaria S.A. is jointly and severally liable with Valorem S.A. (part of the SDG) for the pension obligations of Avianca S.A. (a former part of the SDG which was sold by the SDG in 2004). The maximum obligation is for US$150 million which corresponds to the initial actuarial value of the obligation.

b. Associates

	2007 US$m	2006 US$m
Purchases from associates[1]	**(213)**	(232)
Sales to associates[2]	**2**	1
Dividends received[3]	**102**	71
Preference dividends and interest received[3]	**–**	8
Management and guarantee fees received[4]	**3**	4
Royalties received[5]	**–**	2

(1) The group purchases canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Limited (Coca-Cola) and purchases inventory from Metalforma S.A., Industria Nacional de Plasticos S.A. and Envases del Istmo S.A. in Panama and purchased malt and bottles from Delta Corporation Ltd (Delta).

(2) The group made sales of beer to Tsogo Sun Holdings (Pty) Limited (Tsogo Sun).

(3) The group received dividends from Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd (Castel) of US$22 million (2006: US$23 million), Kenya Breweries Limited (Kenya) US$5 million (2006: US$18 million), Coca-Cola US$5 million (2006: US$13 million), Distell Group Limited of US$14 million (2006: US$12 million) and Tsogo Sun US$56 million (2006: US$5 million). No preference dividends or interest was received from Tsogo Sun as all outstanding borrowings and outstanding preference share capital payable to SABSA Holdings (Proprietary) Limited (SABSA) was repaid during the year ended 31 March 2006 (see note 13).

(4) The group received management fees from Delta Corporation Limited (Delta) and guarantee fees from Tsogo Sun.

(5) The group received royalties from Delta and Kenya.

	At 31 March 2007	At 31 March 2006
Amounts owed by associates[1]	**1**	2
Amounts owed to associates[2]	**(31)**	(20)

(1) Amounts owed by Delta and Kenya.

(2) Amounts owed by SAB Ltd to Coca-Cola Canners (Pty) Ltd.

Guarantees

	2007 US$m	2006 US$m
Lease commitment[1]	**–**	52
ABSA Bank Ltd – facility[2]	**–**	54
	–	106

(1) SABSA had previously guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, based on a total capital cost of ZAR320 million. SABSA was released from their guarantee through the assumption of the commitment by Firstrand Bank Ltd, against an indemnity from Tsogo Sun with effect from 1 July 2006.

(2) During the year, the facility was renegotiated and the guarantee by SABSA was withdrawn, with ABSA thereafter taking direct unsupported credit risk on the borrower.

Castel

During October 2006, the group disposed of a 49% effective interest in its Comoros and Mayotte operations to Castel for a consideration of US$7 million. Consideration of US$1 million was paid in relation to the investments in the group's Algerian associates during 2006.

c. Transactions with key management

The group has a related party relationship with the directors of the group and members of the Excom as key management. At 31 March 2007 there are 24 members of key management. Key management compensation is provided in note 6c.

32 Principal subsidiary and associated undertakings

The principal subsidiary undertakings of the group as at 31 March were as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2007	2006
Central administration				
SABMiller Holdings Limited	United Kingdom	Holding company	**100%**	100%
SABMiller Finance BV[5]	Netherlands	Holding and finance company	**100%**	100%
SABSA Holdings (Pty) Limited	South Africa	Holding company	**100%**	100%
SABMiller Africa and Asia BV[5]	Netherlands	Holding company	**100%**	100%
SABMiller International BV	Netherlands	Trademark owner	**100%**	100%
SABMiller (Latin America) Ltd	United Kingdom	Holding company	**100%**	-
North American operations				
Miller Brewing Company	USA	Brewing	**100%**	100%
Miller Brewing West Limited Partnership	USA	Brewing	**100%**	100%
Miller Brewing East Inc	USA	Brewing	**100%**	100%
Miller Products Company	USA	Intellectual Property/ Marketing	**100%**	100%
MBC1 LLC	USA	Brewing	**100%**	100%
MBC2 LLC	USA	Brewing	**100%**	100%
Latin American operations				
Bavaria S.A.[3]	Colombia	Brewing/Softdrinks/ Water	**99%**	97%
Cervecería Leona S.A.	Colombia	Brewing	**99%**	98%
Cervecería Union S.A.	Colombia	Brewing	**98%**	96%
Union de Cervecerías Peruanas Backus y Johnston S.A.A[3][4]	Peru	Brewing	**93%**	93%
Cervecería San Juan S.A.[3][4]	Peru	Brewing/CSDs/Water	**86%**	75%
Compañia Cervecera del Sur del Peru S.A.[3][4]	Peru	Brewing	**90%**	84%
Cervecería Andina S.A.[3]	Ecuador	Brewing	**86%**	69%
Compañia de Cervezas Nacionales C.A.[3]	Ecuador	Brewing	**97%**	92%
Latin Development Corporation	Panama	Holding company	**100%**	97%
Cervecería Nacional S.A.[3]	Panama	Brewing	**90%**	89%
Bevco Limited	British Virgin Islands	Holding company	**100%**	100%
Corporación Cervecera Hondureña S.A.	Honduras	Distribution company	**98%**	98%
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	**98%**	98%
Industrias La Constancia, S.A.	El Salvador	Brewing/CSDs/Water	**100%**	100%
European operations				
SABMiller Europe BV[5]	Netherlands	Holding company	**100%**	100%
S.p.A. Birra Peroni	Italy	Brewing	**100%**	100%
Ursus Breweries S.A.	Romania	Brewing	**99%**	99%
Compania Cervecera de Canarias SA	Spain	Brewing	**51%**	51%
Dreher Sörgyárak Rt	Hungary	Brewing	**100%**	100%
Kaluga Brewing Company Limited Responsibility Society	Russia	Brewing	**100%**	100%
Kompania Piwowarska S.A.[1]	Poland	Brewing	**72%**	72%
Plzeňský Prazdroj, a.s.	Czech Republic	Brewing	**100%**	100%
Miller Brands (UK) Limited	United Kingdom	Sales and distribution	**100%**	100%
Pivovary Topvar a.s.[2]	Slovakia	Brewing	**100%**	–

32 Principal subsidiary and associated undertakings continued

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2007	2006
African operations				
SABMiller Africa BV	Netherlands	Holding company	**62%**	62%
SABMiller Botswana BV	Netherlands	Holding company	**62%**	62%
Accra Breweries Ltd[3]	Ghana	Brewing	**43%**	43%
Botswana Breweries Ltd	Botswana	Sorghum brewing	**31%**	31%
Cervejas de Moçambique SARL[3]	Mozambique	Brewing	**49%**	49%
Coca-Cola Bottling Luanda Ltd	Angola	CSDs	**28%**	28%
Coca-Cola Bottling Sud de Angola SARL	Angola	CSDs	**37%**	37%
Chibuku Products Ltd	Malawi	Sorghum brewing	**31%**	31%
Kgalagadi Breweries Ltd	Botswana	Brewing/CSDs	**31%**	31%
Lesotho Brewing Company (Pty) Ltd	Lesotho	Brewing/CSDs	**24%**	24%
National Breweries plc[3]	Zambia	Sorghum brewing	**43%**	43%
Nile Breweries Ltd	Uganda	Brewing	**60%**	60%
Swaziland Brewers Ltd	Swaziland	Brewing	**37%**	37%
Tanzania Breweries Ltd[3]	Tanzania	Brewing	**33%**	33%
Zambian Breweries Ltd[3]	Zambia	Brewing/CSDs	**54%**	54%
Asian operations				
SABMiller Asia BV	Netherlands	Holding company	**100%**	100%
SABMiller India Ltd	India	Holding company	**100%**	100%
Skol Breweries India Ltd	India	Brewing	**99%**	99%
Fosters India Private Ltd	India	Brewing	**100%**	–%
South African operations				
The South African Breweries Ltd	South Africa	Brewing/CSDs/Holding company	**100%**	100%
The South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	**100%**	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%

(1) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA at 31 March 2007.
(2) After the acquisition of its remaining minority interests during the year, Pivovar Topvar a.s (2006: 48%) merged with Pivovar Šariš a.s. (2006: 100%) to form a new entity called Pivovary Topvar a.s., which is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.
(3) Listed in country of incorporation.
(4) This is based on the effective economic interest.
(5) Operates in the UK.

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. With the exception of the companies noted in (5) above, the principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

African operations
The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd
SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 10.1% indirect interest (2006: 10.1%) is held via a 16.8% interest (2006: 16.8%) in Sechaba Brewery Holdings Ltd.

Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)
SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day-to-day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Coca-Cola Bottling Luanda SARL (CCBL)
SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

32 Principal subsidiary and associated undertakings continued

Associated undertakings

The principal associated undertakings of the group as at 31 March were as set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2007	2006
African operations				
Delta Corporation Ltd(1)(2)	Zimbabwe	Brewing/CSDs	22%	22%
Kenya Breweries Ltd(2)(5)	Kenya	Brewing	12%	12%
Société des Brasseries et Glacières Internationales(6)	France	Holding company for subsidiaries principally located in Africa	20%	20%
Brasseries Internationales Holding Ltd(6)	Gibraltar	Holding company for subsidiaries principally located in Africa	20%	20%
Marocaine d'Investissements et de Services(3)(6)	Morocco	Brewing	40%	40%
Société de Boissons de l'Ouest, Algerien(4)(6)	Algeria	CSDs	40%	40%
Skikda Bottling Company(4)(6)	Algeria	CSDs	40%	40%
Société des Nouvelles Brasseries(4)(6)	Algeria	Brewing	40%	40%
Algerienne de Bavaroise(4)(6)	Algeria	Brewing	25%	25%
Asian operations				
China Resources Snow Breweries Ltd(6)	British Virgin Islands	Holding company for brewing and bottled water subsidiaries located in China	49%	49%
Pacific Beverages Pty Ltd	Australia	Sales and distribution	50%	-
South African Operations				
Coca-Cola Canners of Southern Africa (Pty) Ltd(6)	South Africa	Canning of beverages	32%	32%
Distell Group Ltd(1)(5)	South Africa	Wines and spirits	29%	30%
Hotels and Gaming				
Tsogo Sun Holdings (Pty) Ltd	South Africa	Holding company for Hotels and Gaming operations	49%	49%

Notes:

(1) Listed in country of incorporation.

(2) Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.

(3) SABMiller acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a depot in Morocco. This 25% interest together with its 20% interest in the Castel group's African beverage interests, gives SABMiller an effective participation of 40%, the other 60% is held by the Castel group's Africa beverage interests.

(4) Effective 18 March 2004, SABMiller acquired 25% of the Castel group's holding in these entities. Together with its 20% interest in the Castel group's African beverage interests this gives SABMiller participation on a 40:60 basis with the Castel group.

(5) These entities report their financial results for each twelve-month period ending 30 June

(6) These entities report their financial results for each twelve-month period ending 31 December

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa and China Resources Snow Breweries Ltd's principal subsidiaries are in the People's Republic of China.

STATEMENT OF DIRECTORS' RESPONSIBILITIES
on the company financial statements

The directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the parent financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company for that year.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State that the financial statements comply with applicable UK Accounting Standards
- Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business

The directors confirm that they have complied with the above requirements in preparing the company financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In addition, the Companies Act 1985 requires directors to provide the company's auditors with every opportunity to take whatever steps and undertake whatever inspections the auditors consider to be appropriate for the purpose of enabling them to give their audit report. The directors, having made appropriate enquiries, confirm that:

- as far as each director is aware, there is no relevant audit information of which the company's auditors are unaware
- each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information

The directors' responsibilities for publishing the company accounts on the internet are stated on page 58.

We have audited the parent company financial statements of SABMiller plc for the year ended 31 March 2007 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of SABMiller plc for the year ended 31 March 2007.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review and that is cross referred from the principal activities and business review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, as described in the contents, and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
4 June 2007

	Notes	2007 US$m	2006 Restated US$m
Fixed assets			
Tangible fixed assets	2	**37**	25
Investment in subsidiary undertakings	3	**12,818**	11,847
Derivative financial instruments	8	**34**	–
		12,889	11,872
Current assets			
Debtors – amounts falling due within one year	4	**1,777**	2,000
Derivative financial instruments	8	**5**	3
Short-term deposits	5	**301**	250
Cash at bank and in hand		**26**	1
		2,109	2,254
Creditors – amounts falling due within one year	6	**(1,287)**	(523)
Net current assets		**822**	1,731
Total assets less current liabilities		**13,711**	13,603
Creditors – amounts falling due after more than one year	7	**(2,556)**	(2,589)
Net assets		**11,155**	11,014
Capital and reserves			
Share capital		**158**	158
Share premium		**6,137**	6,099
Merger relief reserve		**3,395**	3,395
Profit and loss reserve		**1,465**	1,362
Total shareholders' funds	9	**11,155**	11,014

Prior year results have been restated in accordance with the amendment to FRS 26 as described on page 130.

The balance sheet was approved by the Board of Directors on 4 June 2007 and were signed on its behalf by:

Graham Mackay — Chief Executive Officer

Malcolm Wyman — Chief Financial Officer

The notes on pages 130 to 137 form part of the financial statements.

Advantage has been taken of the provisions of section 230(3) of the Companies Act, 1985 which permit the omission of a separate profit and loss account for SABMiller plc. The profit for the parent company for the year was US$786 million (2006 restated: US$902 million).

i. Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

j. Dividend distributions

In accordance with FRS 21, dividend distributions to equity holders are recognised as a liability in the financial statements of the company in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

k. Share-based compensation

The company operates several equity-settled share-based compensation schemes. These include option plans (with and without non-market performance conditions attached).

In accordance with FRS 20, an expense is recognised to spread the fair value of each award granted after 7 November 2002 over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. This expense is offset by a corresponding adjustment made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. The charge is based on the fair value of the award at the date of grant, as calculated by binomial model calculations.

The charge is not reversed if the options have not been exercised because the market value of the shares is lower than the option price at the date of grant. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

l. Hedge accounting

The derivative instruments used by the company, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the company in line with the company's risk management policies. The company also has derivatives embedded in other contracts, primarily cross border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the company is required to document the relationship between the hedged item and the hedging instrument. The company is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is re-performed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The company designates certain derivatives as hedges of the fair of recognised assets or liabilities or a firm commitment (fair value hedge). Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the company's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the profit and loss account in the period incurred. Gains or losses on fair value hedges that are regarded as highly effective are recorded in the profit and loss account together with the gain or loss on the hedged item attributable to the hedged risk.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued. Certain derivative instruments, while providing effective economic hedges under the company's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the profit and loss account. The company does not hold or issue derivative financial instruments for speculative purposes.

Details of the group's financial risk management objectives and policies are provided on pages 39 and 40.

(ii) Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency risk to which the cash flows of certain liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised as a separate component of equity. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

m. Operating leases

Rentals paid on operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2 Tangible fixed assets

	Assets in course of construction US$m	Short leasehold land and buildings US$m	Office equipment US$m	Total US$m
Cost				
At 1 April 2005	3	1	–	4
Additions	5	9	9	23
Reallocations	(3)	3	–	–
Disposals	–	–	(1)	(1)
At 31 March 2006	5	13	8	26
Additions	16	–	1	17
Reallocations	(2)	–	2	–
At 31 March 2007	**19**	**13**	**11**	**43**
Accumulated depreciation				
At 1 April 2005	–	–	–	–
Depreciation	–	1	1	2
Disposals	–	–	(1)	(1)
At 31 March 2006	–	1	–	1
Depreciation	–	2	3	5
At 31 March 2007	**–**	**3**	**3**	**6**
Net book amount				
At 1 April 2005	3	1	–	4
At 31 March 2006	5	12	8	25
At 31 March 2007	**19**	**10**	**8**	**37**

3 Investment in subsidiary undertakings

	Shares US$m	Loans US$m	Total US$m
At 1 April 2005	5,434	–	5,434
Additions	6,406	–	6,406
Capital contribution relating to share-based payments	7	–	7
At 31 March 2006	11,847	–	11,847
Additions	3,268	4,104	7,372
Capital contribution relating to share-based payments	11	–	11
Disposals	(6,412)	–	(6,412)
At 31 March 2007	**8,714**	**4,104**	**12,818**

3 Investment in subsidiary undertakings continued

The investment in shares in subsidiary undertakings is shown as follows:

	2007 US$m	2006 US$m
SABMiller Holdings Ltd[1]	**5,179**	5,179
SAB Ltd[2]	**217**	217
SAB Management Services Ltd[3]	**2**	2
SABMiller (Africa and Asia) Ltd[2]	**37**	30
SABMiller (A&A2) Ltd[2]	**161**	–
SABMiller (Latin America) Ltd[2]	**3,071**	–
Miller Brands (UK) Ltd[4]	**23**	14
Racetrack LLC	**–**	5,571
Racetrack Peru LLC	**–**	821
	8,690	11,834
Capital contribution relating to share-based payments	**24**	13
	8,714	11,847

Notes:

	Country of incorporation	Principal activity
(1)	England	Group holding company
(2)	England	Holding company
(3)	England	Management services to fellow group companies
(4)	England	Sales and distribution company

Details of the principal subsidiaries held by these companies are given in note 32 to the consolidated financial statements of the group.

4 Debtors

	2007 US$m	2006 Restated US$m
Amounts owed by group undertakings	**1,752**	1,978
Other debtors	**25**	22
	1,777	2,000

Included in the table above are debtors due after more than one year of US$22 million (2006: US$28 million).

As described on page 131, debtors in 2006 have been increased by US$35 million as a result of the amendment to FRS 26.

5 Short-term deposits

	2007 US$m	2006 US$m
Short-term deposits	**301**	250

The effective interest rate on short-term deposits is 6.25% (2006: 7.11%).

6 Creditors – amounts falling due within one year

	2007 US$m	2006 Restated US$m
Unsecured bank loans	**529**	390
Commercial paper	**627**	–
Amounts owed to group undertakings	**38**	79
Taxation and social security	**2**	2
Derivative financial liabilities	**2**	1
Other creditors	**33**	12
Payroll-related creditor	**22**	14
Accruals and deferred income	**33**	30
Dividends paid to shareholders	**1**	1
	1,287	529

As described on page 131, creditors due within one year in 2006 have been increased by US$6 million as a result of the amendment to FRS 26.

(i) Further information relating to the unsecured bank loans and commercial paper is detailed in note 21 to the consolidated financial statements of the group.

7 Creditors – amounts falling due after more than one year

	2007 US$m	2006 Restated US$m
US$300 million 6.625% Guaranteed Notes due 2033[i]	**297**	293
US$300 million Libor + 0.30% Guaranteed Notes due 2009[i]	**303**	–
US$600 million 6.20% Guaranteed Notes due 2011[i]	**607**	–
US$850 million 6.50% Guaranteed Notes due 2016[i]	**884**	–
US$2,000 million multi-currency revolving credit facility (RCF)[i]	**372**	1,944
US$2,400 million revolving credit facility (RCF)[i]	**–**	301
Derivative financial liabilities (see note 8)	**56**	7
Deferred income	**20**	16
Other creditors	**17**	22
	2,556	2,583
The maturity of creditors falling due after more than one year is as follows:		
Between 1 and 2 years	**7**	307
Between 2 and 5 years	**1,349**	1,958
After 5 years	**1,200**	318
	2,556	2,583

As described on page 131, creditors due after more than one year in 2006 have been increased by US$22 million as a result of the amendment to FRS 26.

(i) Further information relating to the RCFs and the Guaranteed Notes is detailed in note 21 to the consolidated financial statements of the group.

8 Financial instruments

	Assets		Liabilities	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Current derivative financial instruments				
Forward foreign currency swaps	**5**	3	**2**	1
Non-current derivative financial instruments				
Interest rate swaps designated as fair value hedges	**28**	–	**3**	7
Cash flow hedge	**–**	–	**2**	–
Cross currency swaps	**6**	–	**51**	–
	34	–	**56**	7

Fair values of financial assets and financial liabilities

	Book value		Fair value	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Current borrowings	**1,156**	390	**1,156**	390
Non-current borrowings	**2,463**	2,538	**2,548**	2,538

Derivatives, cash and cash equivalents, short-term deposits, debtors and creditors (excluding borrowings) are not included in the table above because their book values are an approximation of their fair values. The fair values of the company's fixed rate loans are calculated by discounting expected future cash flows using the appropriate yield curve. The book values of floating rate borrowings approximate to their fair values.

Fair value gain/(loss) on financial instruments recognised in the income statement

	2007 US$m	2006 US$m
Derivative financial instruments:		
Interest rate swaps	**(1)**	–
Interest rate swaps designated as fair value hedges	**32**	(10)
	31	(10)
Other financial instruments:		
Non-current borrowings designated as fair value hedge	**(31)**	10
	(31)	10
Total fair value gain/(loss) on financial instruments recognised in the income statement	**–**	–

9 Reconciliation of movements in shareholders funds

	Share capital US$m	Share premium US$m	EBT US$m	Merger relief US$m	Profit and loss account US$m	Total US$m
At 1 April 2005	135	2,010	(40)	3,395	1,011	6,511
Issue of shares	23	4,089	–	–	–	4,112
Profit for the financial year (as restated)	–	–	–	–	902	902
Dividends paid	–	–	–	–	(520)	(520)
Purchase of own shares	–	–	(8)	–	–	(8)
Utilisation of EBT shares	–	–	11	–	(11)	–
Credit entry relating to share-based payments	–	–	–	–	10	10
Capital contribution relating to share based payments	–	–	–	–	7	7
At 31 March 2006 (as restated)	**158**	**6,099**	**(37)**	**3,395**	**1,399**	**11,014**
Issue of shares	–	38	–	–	–	38
Profit for the financial year	–	–	–	–	786	786
Dividends paid	–	–	–	–	(681)	(681)
Purchase of own shares	–	–	(30)	–	–	(30)
Utilisation of EBT shares	–	–	2	–	(2)	–
Credit entry relating to share-based payments	–	–	–	–	7	7
Capital contribution relating to share based payments	–	–	–	–	21	21
At 31 March 2007	**158**	**6,137**	**(65)**	**3,395**	**1,530**	**11,155**

The accounting policy change is in respect of guarantees provided to other group companies, required to be measured at fair value in the balance sheet as a result of the amendment to FRS 26.

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under FRS 26, was US$6 million (2006: US$4 million). Details of auditors' remuneration are provided in note 3 to the consolidated financial statements of the group.

Further information relating to the share capital, share premium and the EBT reserve of the company is detailed in note 25 to the consolidated financial statements of the group. For details of share option schemes please refer to the equity-settled plans in note 24 to the consolidated financial statements of the group. Details of dividends paid and proposed for the year are provided in note 9 to the consolidated financial statements of the group.

10 Profit and loss information

Employees
Employee costs recognised in the profit and loss during the year were as follows:

	2007 US$m	2006 US$m
Wages and salaries	**54**	36
Share based payments	**7**	10
Social security costs	**10**	8
Other pension costs	**7**	3
	78	57

For further information relating to share-based incentive schemes see note 24 to the consolidated financial statements of the group. With the exception of the share appreciation rights scheme all schemes relate to the company.

The average monthly number of employees for the year is shown on a full-time equivalent basis and includes executive directors:

	2007 Number	2006 Number
Number of employees	**209**	143

Details of directors' remuneration for the year is provided in the report on directors' remuneration on pages 48 to 57.

11 Other information

Deferred tax assets have not been recognised in respect of the following:

	2007 US$m	2006 US$m
Tax losses	22	5
Tax credits	–	15
Capital allowances in excess of depreciation	1	2
Stock options	7	14
	30	36

	2007 US$m	2006 US$m
Capital expenditure contracted but not provided	4	6

For details of guarantees provided by the company see note 29 to the consolidated financial statements of the group.

At 31 March 2007 the company had annual commitments under non-cancellable operating leases as follows:

	2007 US$m	2006 US$m
Land and buildings:		
Between two and five years	–	–
After five years	4	4
	4	4
Other:		
Between two and five years	2	2

The information included in the five-year summary for the years ended 31 March 2003 to 31 March 2004 is as published under UK GAAP and has not been restated to IFRS.

	IFRS 2007 US$m	IFRS 2006[1] US$m	IFRS 2005 US$m	UK GAAP 2005 US$m	UK GAAP 2004 US$m	UK GAAP 2003[2] US$m
Income statements						
Revenue (including associates' share)	**20,645**	17,081	14,543	14,543	12,645	8,984
Revenue (excluding associates' share)	**18,620**	15,307	12,901	12,901	11,366	8,167
Operating profit	**3,027**	2,575	2,547	2,104	1,383	803
Net finance costs	**(428)**	(299)	(143)	(143)	(152)	(142)
Share of associates post-tax results[3]	**205**	177	148	159	115	79
Taxation	**(921)**	(779)	(823)	(776)	(534)	(319)
Minority interests	**(234)**	(234)	(208)	(203)	(167)	(125)
Profit for the year	**1,649**	1,440	1,521	1,141	645	296
Adjusted earnings	**1,796**	1,497	1,224	1,251	925	581
Balance sheets						
Non-current assets	**25,683**	24,286	12,869	12,287	11,483	10,431
Current assets	**3,053**	2,829	2,778	2,941	2,316	1,819
Total assets	**28,736**	27,115	15,647	15,228	13,799	12,250
Derivative financial instruments	**(209)**	(178)	–	–	–	–
Borrowings	**(7,231)**	(7,602)	(3,340)	(3,339)	(3,707)	(3,523)
Other liabilities and provisions	**(6,295)**	(5,750)	(3,552)	(3,586)	(3,108)	(2,377)
Total liabilities	**(13,735)**	(13,530)	(6,892)	(6,925)	(6,815)	(5,900)
Net assets	**15,001**	13,585	8,755	8,303	6,984	6,350
Total shareholders' equity	**14,406**	13,043	8,077	7,665	6,165	5,572
Minority interests in equity	**595**	542	678	638	819	778
Total equity	**15,001**	13,585	8,755	8,303	6,984	6,350
Cash flow statements						
EBITDA	**4,031**	3,348	2,736	2,740	2,185	1,483
Net working capital movements	**(13)**	(57)	56	52	107	85
Net cash generated from operations	**4,018**	3,291	2,792	2,792	2,292	1,568
Net interest paid (net of dividends received)	**(385)**	(248)	(79)	(79)	(132)	(101)
Tax paid	**(801)**	(869)	(625)	(625)	(456)	(286)
Net cash inflow from operating activities	**2,832**	2,174	2,088	2,088	1,704	1,181
Net capital expenditure	**(1,351)**	(984)	(738)	(738)	(549)	(429)
Net investments	**(2)**	(2)	456	456	(211)	(6)
Net acquisition of subsidiaries and associates	**(429)**	(2,644)	(897)	(897)	(515)	(54)
Net cash inflow before financing and dividends	**1,050**	(1,456)	909	909	429	692
Management of liquid resources (UK GAAP only)	**–**	–	–	(658)	(16)	44
Net cash (outflow)/inflow from financing	**(455)**	1,733	(271)	(272)	(142)	(285)
Dividends paid	**(681)**	(520)	(412)	(412)	(309)	(203)
Effect of exchange rates	**(18)**	11	(56)	–	–	–
(Decrease)/increase in cash and cash equivalents	**(104)**	(232)	170	(433)	(38)	248
Per share information *(US cents per share)*						
Basic earnings per share	**110.2**	105.0	125.5	94.1	54.1	27.5
Diluted earnings per share	**109.5**	104.3	121.2	91.1	53.0	27.4
Adjusted basic earnings per share	**120.0**	109.1	101.0	103.2	77.6	54.0
Net asset value per share	**912.0**	828.0	599.9	569.2	484.4	438.3
Total number of shares in issue (millions)	**1,579.6**	1,575.2	1,346.5	1,346.5	1,272.7	1,271.2
Other operating and financial statistics						
Return on equity (%)	**12.5**	11.5	15.2	16.3	15.0	10.4
EBITA margin (%)	**17.4**	17.2	16.4	14.0	12.2	11.1
Post exceptional EBITDA margin (%)	**21.6**	21.9	21.2	21.2	19.3	18.4
PBIT interest cover (times)	**7.6**	9.2	14.4	12.2	8.2	6.1
Total borrowings to total assets (%)	**25.2**	28.0	21.3	21.9	26.9	28.8
Cash flow to total borrowings (%)	**55.6**	43.3	83.6	83.6	61.8	44.5
Group turnover per employee (US$000s)	**278.1**	284.7	315.5	315.5	287.2	192.6
Average monthly number of employees	**66,949**	53,772	40,892	40,892	39,571	42,402

(1) Restated for the adjustments made to the provisional fair values relating to the Bavaria Group transaction (see note 28).
(2) 2003 figures were restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G and UITF 38.
(3) UK GAAP information for share of associates' results has been presented on the same basis as IFRS for ease of comparability.

	IFRS 2007 US$m	IFRS 2006 US$m	IFRS 2005 US$m	UK GAAP 2005 US$m	UK GAAP 2004 US$m	UK GAAP 2003[1] US$m
Revenue (including share of associates revenue)						
Primary segmental analysis						
Latin America	**4,392**	2,165	521	521	531	514
Europe	**4,078**	3,258	2,909	2,909	2,420	1,583
North America	**4,887**	4,912	4,892	4,892	4,778	3,408
Africa and Asia	**2,674**	2,221	1,937	1,937	1,555	1,209
South Africa:						
– Beverages	**4,274**	4,204	3,995	3,995	3,135	2,058
– Hotels and Gaming	**340**	321	289	289	226	212
	20,645	17,081	14,543	14,543	12,645	8,984
Operating profit (excluding share of associates)						
Primary segmental analysis						
Latin America	**810**	387	90	48	31	10
Europe	**730**	567	482	419	327	239
North America	**366**	454	487	261	189	75
Africa and Asia	**272**	257	249	242	187	140
South Africa: Beverages	**1,043**	1,011	906	908	672	432
South Africa: Hotels and Gaming	**–**	–	–	–	–	21
Corporate	**(101)**	(86)	(82)	(85)	(57)	(44)
Group – excluding exceptional items	**3,120**	2,590	2,132	1,793	1,349	873
Latin America	**(64)**	(11)	–	–	(6)	(12)
Europe	**(24)**	–	(51)	(51)	(6)	–
North America	**–**	–	111	7	(14)	(58)
Africa and Asia	**–**	–	103	103	–	–
South Africa: Beverages	**–**	–	–	–	13	–
Corporate	**(5)**	(4)	252	252	47	–
Group – after exceptional items	**3,027**	2,575	2,547	2,104	1,383	803
EBITA						
Primary segmental analysis						
Latin America	**915**	436	90	91	76	56
Europe	**733**	569	482	483	383	275
North America	**375**	454	487	497	424	250
Africa and Asia	**467**	422	383	384	306	233
South Africa:						
– Beverages	**1,102**	1,062	956	958	708	458
– Hotels and Gaming	**100**	84	73	81	53	42
Corporate	**(101)**	(86)	(82)	(85)	(57)	(44)
Group	**3,591**	2,941	2,389	2,409	1,893	1,270

(1) 2003 turnover restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G. There was no restatement of revenue required for the transition to IFRS.

Definitions

An explanation of some of the terms and abbreviations used in this annual report is shown below.

Financial definitions

Adjusted earnings
Adjusting earnings are calculated by adjusting headline earnings by adding back exceptional trading losses and deducting exceptional trading gains.

Adjusted profit before tax (Clean PBT)
This is defined as profit before tax and exceptional items and includes the share of post-tax results of associates (before exceptional items).

CAGR
The Compound Annual Growth Rate (CAGR) is the average compounded growth rate recorded over a series of years for a particular metric such as volume or revenue.

Cash operating return (%)
This is calculated on a pre-exceptional basis, by expressing the sum of EBITDA and cash dividends received from associates and other investments, as a percentage of net operating assets, adjusted for cumulative goodwill eliminated against shareholders' funds (previously under UK GAAP) and accumulated depreciation and amortisation.

Constant currency
Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March at the exchange rates for the comparable period in the prior year.

EBITA
This comprises operating profit before exceptional items, amortisation of intangible assets (excluding software) and includes the group's share of associates' operating profit on a similar basis.

EBITA margin (%)
This is calculated by expressing EBITA as a percentage of group revenue (including share of associates' revenue).

EBITDA
This comprises the net cash generated from operations before working capital movements.

EBITDA margin (%)
This is calculated on a pre-exceptional basis, by expressing EBITDA as a percentage of revenue (excluding share of associates' revenue).

Effective tax rate (%)
This is calculated by expressing total taxation (including share of associates' tax), excluding tax on exceptional items (both group and share of associates') and tax on amortisation of intangible assets (excluding software), as a percentage of profit before tax, exceptional items and amortisation of intangible assets (excluding software) and including share of operating profit of associates and including their share of net finance costs (before tax, minority interest and exceptional items).

Embedded growth
The potential volume growth rate that a market possesses as a result of expected trends in demographics and per capita beer consumption. The embedded growth for a company reflects the portfolio of markets served by the company, weighted by the volumes sold in each market.

Net asset value per share
This is calculated by expressing shareholders' funds as a percentage of the closing number of shares in issue.

Net interest cover
This is the ratio of profit before interest, taxation and exceptional items (EBIT) to net financing costs before exceptional items.

Operating free cash flow
This comprises net cash from operating activities less cash paid for the purchase of property, plant and equipment and intangible assets.

Return on equity (%)
This is calculated by expressing adjusted earnings as a percentage of total shareholders' equity.

TSR
Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

Volumes
In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity-accounted associates, other than associates where primary responsibility for day-to-day management rests with others such as Castel and Distell. In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Although contract brewing volumes are excluded from total volumes, turnover from contract brewing is included within group turnover.

Non-financial definitions

ACNielsen
ACNielsen is a leading global provider of marketing research information. Its principal clients are retailers and manufacturers of fast moving consumer goods (FMCGs).

BEE
The Broad Based Black Economic Empowerment Act has been created by the government in South Africa to help redress the imbalances in South African society created by apartheid. The empowerment process has been identified as being crucial to the future viability of the country's economy.

CSD
Carbonated soft drinks such as Coca-Cola, Fanta, Appletiser etc.

Non-financial definitions continued

Canadean
Canadean is a global market research and data management company focusing on the international beverage industry and its suppliers.

Channel marketing
Channel marketing is a term used to describe the focus of sales and marketing effort of a brand on a particular style of outlet and towards a specifically identified type of customer.

Combined Code
The Combined Code on Corporate Governance, published by the UK Financial Reporting Council.

Economy segment
Taking an index where the bulk of the market volume is at a price index of 100, the economy sector would index at around 85. Normally, all brands in this segment will be local brands. In the beer market, the economy segment is usually dominated by local brands.

FAB
Flavoured alcoholic beverage. A ready-mixed alcoholic drink, often containing some form of fruit flavouring. 'FAB' also stands for fruit alcohol beverage which specifically refers to a ready-mixed alcoholic drink containing fruit flavouring as opposed to non-fruit flavouring such as caramel.

Mainstream segment
Mainstream represents the group of brands that constitute the bulk of the market volume at a price index of 100. Key to this group is the leading volume brand in any market. Mainstream brands tend to be local.

Model Code
The securities dealing code contained in the Listing Rules of the UK Listing Authority.

Organic growth
Refers to a company's growth rate, excluding any growth from takeovers, acquisitions or mergers.

PET
PET is short for polyethylene terephthalate, a form of plastic which is used for bottling alcoholic and non-alcoholic drinks.

Plato Logic
Plato Logic are beer market research specialists, providing a comprehensive range of international beer data to the global brewing and allied industries

Premium segment (worthmore segment in the US)
The premium segment is dominated by international brands. They are brands which consumers perceive to offer greater value than mainstream brands and for which they are willing to pay a premium. Mainstream brands are priced at about a price index of 100 and premium brands index at around 120 and above. As a result, the premium segment, although small in volume terms, often generates a disproportionate level of profit, when compared to the mainstream and economy segments.

STRATE
STRATE stands for Share Transactions Totally Electronic and is an unlisted company owned by JSE Limited and Central Securities Depository Participants (CSDP) and exists to allow share transactions in South Africa to be settled electronically.

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2007:

	Number of shareholders	Percentage of share capital
Portfolio size		
1-1,000	20,020	0.44
1,001-10,000	6,111	1.22
10,001-100,000	1,265	2.85
100,001-1,000,000	539	10.88
1,000,001 and over	127	84.61
	28,062	100.00
Category		
Banks	176	1.84
Endowment Funds	272	0.12
Individuals	19,505	1.47
Insurance Companies	72	1.23
Investment Companies	47	1.96
Medical Aid Schemes	15	0.02
Mutual Funds	255	2.84
Nominees and Trusts	6,085	52.40
Pension Funds	481	8.91
Other Corporate Entities	1,154	29.21
	28,062	100.00

Substantial Shareholdings

As at 25 May 2007, we had received the following notifications of interests in voting rights of the issued share capital of the company pursuant to Rule 5.1.2 of the Disclosure and Transparency Rules:

	Number of shares	Percentage of issued share capital
Altria Group, Inc	430,000,000	28.6
BevCo LLC	225,000,000	15.0
Public Investment Corporation	82,223,964	5.5
Capital Group International, Inc	45,391,315	3.0

Financial reporting calendar and annual general meeting

Annual general meeting.	July
Announcement of interim results, for half-year to September.	November
Preliminary announcement of annual results.	May
Annual financial statements published.	June

Dividends	Declared	Paid
Ordinary:		
Interim	November	Late December
Final	May	August

STRATE

Dealings and settlements on the JSE Limited (JSE) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Computershare Johannesburg or their professional adviser regarding the options available to enable them to do so through the STRATE system.

Unsolicited investment advice – warning to shareholders

The Institute of Chartered Secretaries and Administrators and the Financial Services Authority (FSA) in the United Kingdom have published a joint warning to shareholders:

Over the last year, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas-based 'brokers' who target shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive and a 2006 survey by the FSA has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at: www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml

Details of any sharedealing facilities that the Company endorses will be included in Company mailings.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk

A new multi-agency operation was launched in January 2007 to target boiler room scams and to gather information from consumers who have been approached by, or been a victim of boiler room operators. Operation Archway, an initiative by the City of London police, combines resources from the FSA, the Serious Fraud Office, the Serious Organised Crime Agency and every police force in the country.

To report any approaches made by suspected boiler rooms to the FSA consumer helpline please e-mail operationarchway@cityoflondon.pnn.police.uk or ring 0845 606 1234.

South African shareholders may report such approaches to the Financial Services Board (FSB) on:
Toll Free: 0800 10443
Facsimile: 012 347 0221
E-mail: Info@fsb.co.za

Complete the FSB online complaint form which can be found on their website www.fsb.co.za

SABMiller plc
(Registration No. 3528416)

General Counsel and Group Company Secretary
John Davidson

Registered office
SABMiller House
Church Street West
Woking
Surrey
England
GU21 6HS
Telefax +44 1483 264103
Telephone +44 1483 264000

Head office
One Stanhope Gate
London
England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet address
www.sabmiller.com

Investor relations
Telephone +44 20 7659 0100
investor.relations@sabmiller.com

Sustainable development
Telephone +44 1483 264139
sustainable.development@sabmiller.com

Independent auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London
England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)
ssd@capitaregistrars.com

Registrar (South Africa)
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR depositary
The Bank of New York
ADR Department
101 Barclay Street
New York
NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet www.bankofny.com
Toll free +1 888 269 2377
(USA and Canada only)

Notice of Annual General Meeting

2007

This document is important and requires your immediate attention

Please read it straight away. If you have any doubts about what action you should take, contact your independent financial adviser immediately.

If you have sold or transferred all of your shares in SABMiller plc you should pass this document, and the associated voting form, to the person through whom you made the sale or transfer, for transmission to the purchaser or transferee.

SABMiller plc
Incorporated in England and Wales under the Companies Act 1985
Registered Number 3528416

LETTER FROM THE CHAIRMAN

SABMiller plc
Incorporated in England and Wales
(Registered Number 3528416)

Head Office: One Stanhope Gate, London W1K 1AF
Registered Office: SABMiller House, Church Street West,
Woking, Surrey GU21 6HS, England

Telephone: +44 1483 264000

Dear Shareholder

I have great pleasure in inviting you to the ninth Annual General Meeting of SABMiller plc to be held at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY, England at 11.00 a.m. on Tuesday, 31 July 2007.

You will find with this letter:

- The Notice of Meeting, setting out the resolutions to be proposed, together with explanatory notes, and guidance notes for shareholders who wish to attend the meeting or to vote by post.
- Voting forms (proxy/voting instruction).
- A copy of the 2007 Annual Report, including the Annual Financial Statements and the Directors' Remuneration Report.

At the meeting, all resolutions and substantive decisions will be put to a vote on a poll, rather than being decided by a show of hands. We believe that this results in a more accurate reflection of the views of our shareholders.

To support full poll voting for those shareholders attending the AGM, an interactive electronic voting system will provide an immediate display of poll results and will enable us to publish these results on our website within a very short time of the conclusion of the meeting. This interactive electronic voting system will reflect both proxy votes submitted prior to the meeting and the votes cast by those shareholders present at the meeting.

If you are unable to attend the meeting in person, you should complete, sign and return the applicable voting form in good time before the meeting.

The directors and I look forward to seeing as many of you as possible at our meeting and we thank you for your continued support.

Finally, for those shareholders who are interested in acquiring additional information concerning our corporate social responsibility programme, our Sustainable Development Report 2007 is now available at our website at www.sabmiller.com.

J Meyer Kahn
Chairman

4 June 2007

The directors give notice that the 2007 Annual General Meeting of SABMiller plc (the 'Company') will be held at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY, England at 11.00 a.m. on Tuesday, 31 July 2007 to transact the following business.

The Resolutions

Resolutions 1 to 11 will be proposed as ordinary resolutions. Resolutions 12 to 15 will be proposed as special resolutions. Voting on all resolutions will be by way of a poll.

1. To receive and adopt the financial statements for the year ended 31 March 2007, together with the reports of the directors and auditors.
2. To receive and, if thought fit, to approve the Directors' Remuneration Report 2007 contained in the Annual Report for the year ended 31 March 2007.
3. To elect Mr D S Devitre as a director of the Company following his appointment by the directors.
4. To re-elect Mr J M Kahn, who retires by rotation, as a director of the Company.
5. To re-elect Mr P J Manser, who retires by rotation, as a director of the Company.
6. To re-elect Mr M Q Morland, who retires by rotation, as a director of the Company.
7. To re-elect Mr M I Wyman, who retires by rotation, as a director of the Company.
8. To confirm the proposal by the directors for the declaration of a final dividend of 36 US cents per share in respect of the year ended 31 March 2007 payable on 7 August 2007 to shareholders on the register of members at the close of business on 13 July 2007 in South Africa and the United Kingdom.
9. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.
10. To authorise the directors to determine the remuneration of the auditors.
11. That, pursuant to and in accordance with Article 12(b) of the Company's articles of association and Section 80 of the Companies Act 1985, the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 31 October 2008 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a total nominal amount of US$7,511,967 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period).
12. That, pursuant to and in accordance with Article 12(c) of the Company's articles of association and Section 89 of the Companies Act 1985, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 31 October 2008 if earlier (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$7,511,967 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period).
13. That the Company is unconditionally and generally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.10 each in the capital of the Company provided that:
    (a) the maximum number of ordinary shares authorised to be purchased is 150,239,345, representing approximately 10 per cent. of the issued ordinary share capital of the Company as at 16 May 2007;
    (b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is US$0.10;
    (c) the maximum price, exclusive of expenses, which may be paid for each such ordinary share shall be not more than the higher of (i) 105 per cent. of the average of the market value for such share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003);
    (d) unless previously renewed, varied or revoked by the Company in general meeting, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company or 31 October 2008 if earlier; and
    (e) the Company may make a contract to purchase its own ordinary shares under the authority conferred by this resolution prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own ordinary shares in pursuance of any such contract.
14. That the contingent purchase contract between the Company and SABMiller Jersey Limited providing for the Company to have the right to purchase up to 77,368,338 of its own non-voting convertible shares is approved and authorised for the purposes of Section 165 of the Companies Act 1985, and the Company is authorised to enter into such contract, but so that the approval and authority conferred by this resolution shall expire on 31 January 2009.
15. That the existing articles of association of the Company be amended by adopting the regulations set out in the printed document produced to this meeting and signed by the Chairman for the purposes of identification as the articles of association of the Company, in substitution for and to the exclusion of the existing articles of association, with effect from the conclusion of this Annual General Meeting.

John Davidson
General Counsel and Group Company Secretary
4 June 2007

Registered Office:
SABMiller House, Church Street West,
Woking, Surrey GU21 6HS

General Notes

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting.

2. Registered holders of ordinary shares are entitled to attend and vote at the meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting. For the purposes of the South African section of the register of members, the reference in this note to 'registered holders' shall mean certificated shareholders and dematerialised shareholders with 'own name' registration.

3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such power or authority must be deposited at the office of the registrars not later than 11.00 a.m., UK time (12 noon South African time) on 29 July 2007. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered in the South African section of the register, who hold certificated ordinary shares, should return the form of proxy to Computershare Investor Services 2004 (Pty) Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107. If the Chairman of the Meeting is appointed as proxy and no specific direction as to voting is given, the Chairman will vote in favour of the resolution.

4. Beneficial owners of ordinary shares contained in the South African section of the register who have dematerialised their holdings of ordinary shares in the context of STRATE, are holding such shares through a Central Securities Depositary Participant ('CSDP') or broker and who do not have 'own name' registration ('beneficial owners'), who do not wish to attend the meeting in person, should timeously provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

5. A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider ('VSP'), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

6. If you submit your form of proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars (ID RA10), by no later than 11.00 a.m. on 29 July 2007. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

7. CREST members and, where applicable, their CREST sponsor or VSP should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or VSP are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

8. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9. Copies of the contracts of service of directors, the contingent purchase contract and existing and proposed new articles of association of the Company will be available for inspection at the place of the meeting from 10.30 a.m. on the day of the meeting until the conclusion of the meeting. The existing and proposed new articles of association of the Company are also available for inspection on the Company's website at www.sabmiller.com and, during normal business hours, at the offices of the Company's solicitors, Lovells LLP, Atlantic House, 50 Holborn Viaduct, London EC1A 2FG.

10. The directors of the Company have decided again that in order to reflect more accurately the views of all members, all resolutions and substantive decisions at the annual general meeting will be put to a vote on a poll, rather than being determined simply on a show of hands. SABMiller plc has a large number of members and it is not possible for them all to attend the meeting. In view of this and because voting on resolutions at general meetings of SABMiller plc is regarded as of high importance, putting all resolutions to a vote on a poll takes account of the wishes of those members who are unable to attend the meeting in person, but who have completed a form of proxy or a CREST Proxy Instruction. A vote on a poll also takes into account the number of shares held by each member, which the board believes is a more democratic procedure.

11. Voting at this year's AGM will again be undertaken electronically. An electronic voting handset will be distributed before the start of the meeting to all members who attend in person and are eligible to vote. Members who have completed and returned forms of proxy or submitted a CREST proxy instruction will not need to vote at the meeting unless they wish to change their votes or the way in which their proxy is instructed to vote. If members present at the meeting do wish to change their votes or their instructions to their proxy, they should indicate their wishes to the registrars' representatives who will be present at the meeting.

12. Members attending in person will be invited to operate their handsets to indicate their votes on each resolution as the meeting progresses. When the voting has closed in respect of each resolution, it is envisaged that the Chairman will announce the number and percentage of votes which have been cast for, against or withheld on each resolution at the same time as these numbers are displayed on a screen. These votes will include the number of shares voted by each shareholder present at the meeting together with the number of shares from previously registered forms of proxy or CREST proxy instructions which have been validly received and in respect of which no member has indicated an intention to change their votes.

13. As at 16 May 2007, the Company's share capital consisted of 1,502,393,455 ordinary shares with voting rights. The Company holds no shares in treasury. Therefore, the total number of voting rights in the Company as at that date was 1,502,393,455.

14. The results of the polls will be announced to the London Stock Exchange and the JSE Limited as soon as practicable following the meeting.

    The results of the polls will also be published on the Company's website at www.sabmiller.com

15. All documents or information sent to the Company in relation to the proceedings at this meeting, including voting forms for the meeting, must be in hard copy form.

16. Unsolicited investment advice – warning to Shareholders

    The Institute of Chartered Secretaries and Administrators and the Financial Services Authority (FSA) in the United Kingdom have published a joint warning to shareholders:

    Over the last year, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas-based 'brokers' who target shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive and a 2006 survey by the FSA has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation;
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register; and
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at:

  www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml

Details of any sharedealing facilities that the Company endorses will be included in Company mailings.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk

A new multi-agency operation was launched in January 2007 to target boiler room scams and to gather information from consumers who have been approached by, or been a victim of boiler room operators. Operation Archway, an initiative by the City of London police, combines resources from the FSA, the Serious Fraud Office, the Serious Organised Crime Agency and every police force in the country.

To report any approaches made by suspected boiler rooms to the FSA consumer helpline please email operationarchway@cityoflondon.pnn.police.uk or ring 0845 606 1234.

South African shareholders may report such approaches to the Financial Services Board (FSB) on:
Toll Free: 0800 110443
Facsimile: 012 347 0221
Email: Info@fsb.co.za

Complete the FSB online complaint form which can be found on their website www.fsb.co.za

Explanatory notes to resolutions for AGM

Resolution 1 APPROVAL OF THE FINANCIAL STATEMENTS
The directors must present to shareholders at the Annual General Meeting the financial statements for the year ended 31 March 2007 together with the reports of the directors and auditors. These are contained within the Annual Report 2007.

Resolution 2 APPROVAL OF THE DIRECTORS' REMUNERATION REPORT
The board seeks shareholders' approval of the Directors' Remuneration Report 2007, which is included on pages 48 to 57 in the Annual Report 2007 sent with this Notice.

Resolutions 3 to 7 ELECTION AND RE-ELECTION OF DIRECTORS
The Company's articles of association require the directors to submit themselves for re-election at the first opportunity after their appointment and from then on every three years. Accordingly, Mr DS Devitre, who was appointed to the board in May 2007, will offer himself for election at the AGM in accordance with the Company's articles of association. Mr Devitre joined the board following his nomination by Altria Group, Inc., in accordance with the Relationship Agreement entered into with Altria Group, Inc. at the time of the Miller Brewing Company transaction, in place of Ms NJ De Lisi who resigned from the board on 30 April 2007.

Mr JM Kahn, Mr PJ Manser, Mr MQ Morland and Mr MI Wyman, each of whom was last re-elected to the board in July 2004, will retire at the AGM and will offer themselves for re-election.

Biographical details of these directors are set out in Appendix 1 to this Notice.

The nomination committee has confirmed in its recommendations to the board that, following formal performance evaluation of the directors, the performance of those directors offering themselves for re-election continues to be effective and to demonstrate commitment to the role, including time for board and committee meetings and any other duties.

Resolution 8 APPROVAL OF FINAL DIVIDEND
A final dividend can only be paid after it has been approved by the shareholders. A final dividend of 36 US cents per share in respect of the year ended 31 March 2007 is recommended by the directors for payment to shareholders who are on the register of members at the close of business on 13 July 2007 in South Africa and in the United Kingdom. If approved, the date of payment of the final dividend will be 7 August 2007. From the close of business on 28 June 2007 until the close of business on 13 July 2007 no transfers between the United Kingdom and South African Registers will be permitted and from the close of business on 6 July 2007 until the close of business on 13 July 2007 no shares may be dematerialised or rematerialised.

Resolutions 9 and 10 RE-APPOINTMENT OF AUDITORS AND AUDITORS' REMUNERATION
The auditors of a company must be re-appointed at each general meeting at which accounts are presented. **Resolution 9** proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP, until the next AGM. **Resolution 10** is a separate resolution which gives authority to the directors to determine the auditors' remuneration.

Resolutions 11 and 12 GENERAL AUTHORITY TO ALLOT SHARES AND TO DISAPPLY PRE-EMPTION RIGHTS
The board currently has in place the following authorities granted by Article 12 of the Company's articles of association:

(a) an authority enabling the board to allot, for the purposes of Section 80 of the Companies Act 1985 (the 'Act'), ordinary shares up to an aggregate nominal value of US$7,489,395 (representing approximately 5 per cent. of the Company's issued ordinary share capital as at 17 May 2006) (the 'Section 80 Authority'); and

(b) an authority disapplying Section 89 of the Act to allow the board to allot shares for cash in certain circumstances other than pro rata to all shareholders (the 'Section 89 Authority').

The existing Section 80 Authority and the Section 89 Authority are due to expire on 31 July 2007. The board decided three years ago to discontinue the practice of renewing these authorities for a rolling five-year period and instead to renew the authorities for a rolling one-year period only. Further, the board considers it advantageous to continue to adopt the practice whereby the Section 80 Authority and the Section 89 Authority are renewed each year, giving both authorities an equal duration. Accordingly, the board proposes that both of these authorities are renewed for a further period of one year. The Section 80 Authority proposed in **Resolution 11** as an ordinary resolution will therefore expire at the conclusion of the next AGM or on 31 October 2008, if earlier (unless previously renewed, varied or revoked by the Company in general meeting) and will give authority to the directors to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of US$7,511,967 which represents approximately 5 per cent. of the Company's issued ordinary share capital as at 16 May 2007. Although the guidelines issued by investor bodies in the United Kingdom allow for a Section 80 Authority to be sought over a number of shares representing approximately 33 per cent. of a company's issued share capital, this does not accord with what is regarded as best practice in South Africa, where a significant number of shareholders are resident. Accordingly, the board has determined that the Section 80 Authority should be sought in respect of approximately 5 per cent. of the Company's issued ordinary share capital. Therefore, on any occasion that the board believes it necessary to allot a number of relevant securities (as defined in Section 80(2) of the Act) for any purpose with an aggregate nominal value which is in excess of US$7,511,967 the directors will seek additional and specific shareholder approval for that allotment. Although the directors have no present intention of exercising the authority which is currently being sought (other than for the purpose of satisfying the entitlements of the holders of share options who may decide to exercise their options during the coming year), it provides the directors with what they believe is an appropriate level of authority for continuing purposes.

As at 4 June 2007, the Company does not own any shares as treasury shares within the meaning of Section 162A(3) of the Act. The Company may nevertheless come to hold treasury shares and it may exercise its authorities to deal with them by selling some or all of them for cash or by transferring some or all of the shares for the purposes of the Company's employee share schemes.

Similarly, the Section 89 Authority proposed in **Resolution 12** as a special resolution will expire at the conclusion of the next AGM or 31 October 2008, if earlier or (only in relation to an allotment other than a sale of treasury shares) on any earlier expiry of the Section 80 Authority. **Resolution 12** contains a general disapplication of the statutory pre-emption rights that exist for shareholders under Section 89(1) of the Act in respect of issues of shares or other equity securities (including a sale of treasury shares) for cash. The general disapplication would allow directors to allot shares or sell treasury shares for cash having a maximum nominal amount of US$7,511,967, which represents approximately 5 per cent. of the Company's issued ordinary share capital as at 16 May 2007. This amount complies with guidelines issued by investor bodies in the United Kingdom. Whilst the directors have no present intention of exercising this authority, the directors, as in previous years, consider it desirable that they should have the flexibility to act in the best interests of shareholders when appropriate.

Resolution 13 AUTHORITY TO REPURCHASE SHARES
The Company's articles of association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. In accordance with the board's previous practice, **Resolution 13** will therefore be proposed as a special resolution for the purpose of seeking general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 150,239,345 ordinary shares of US$0.10 each in the capital of the Company (representing approximately 10 per cent. of the issued ordinary share capital of the Company as at 16 May 2007) with a stated upper limit on the price payable which reflects the requirements of the Listing Rules.

The total number of ordinary shares that may be issued on the exercise of outstanding options as at 16 May 2007 is 24,520,462 which represents approximately 1.63 per cent. of the issued share capital at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 1.81 per cent. of the issued share capital as at 16 May 2007.

Purchases pursuant to the proposed authority would only be made after the most careful consideration, where the directors believed purchases were in the best interests of the Company and its shareholders. The directors consider that it is prudent to obtain the proposed authority, although the board has no present intention of exercising this authority.

The Act permits companies to hold in treasury any shares acquired by way of market purchases (as described above), rather than having to cancel them. Treasury shares continue to exist as shares, but are owned by the company itself, and can be sold by the company for cash as an alternative to issuing new shares. Section 162D of the Act permits a company at any time to sell shares from treasury for cash (subject to statutory pre-emption provisions), to transfer shares from treasury for the purposes of an employee share scheme, or to cancel them.

If the Company were to purchase any of its own shares pursuant to the authority conferred by **Resolution 13**, the Company would consider at that time whether to hold those shares as treasury shares or to cancel them. However, the Company would be likely to hold them as treasury shares unless there were some exceptional and unforeseen reasons at the time of purchase which meant that it would not be in the interests of the Company to do so. This would give the Company the ability to sell treasury shares quickly, with the proceeds of the sale (up to the amount which was initially paid for them by the Company) being credited back to the Company's distributable reserves, and would provide the Company with additional flexibility in the management of its capital base. Where considered appropriate, treasury shares may be transferred for the purposes of the Company's employee share schemes rather than through purchasing shares on the open market, as is current practice.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercised in respect of treasury shares.

Resolution 14 APPROVAL OF RENEWAL OF CONTINGENT PURCHASE CONTRACT
Resolution 14 is a special resolution to approve the terms of a contingent purchase contract (the 'Contingent Purchase Contract') between the Company and SABMiller Jersey Limited, a draft of which will be produced to the AGM and signed by the Chairman for the purposes of identification. The Contingent Purchase Contract must be approved by the shareholders in accordance with Section 165 of the Act before it is entered into. It may be entered into within 18 months of receiving shareholder approval but will only be entered into if the Company decides to repurchase the non-voting convertible shares held by Safari Limited, a company incorporated in Jersey which is owned by a charitable trust not connected with the Company ('Safari').

Approval of the Contingent Purchase Contract was previously obtained from shareholders on 8 December 1999 and at each Annual General Meeting since then. The 18-month period following the last approval during which the Contingent Purchase Contract may be entered into is due to expire on 28 January 2008, before the date of the next AGM. **Resolution 14** renews that authority for a further 18-month period.

The Contingent Purchase Contract, if entered into, will give the Company the right, but not the obligation, to acquire the shares over which SABMiller Jersey Limited has rights under an amended and restated option agreement dated 27 September 2002 between Safari and SABMiller Finance B.V. (as amended by a Deed of Amendment in 2005) which was assigned with effect from 22 July 2003 to SABMiller Jersey Limited, a wholly-owned subsidiary of the Company incorporated in Jersey (the 'Option Agreement'), at any time prior to the expiry of the Contingent Purchase Contract (which is eight years from the last date of execution of the Option Agreement or earlier termination of such agreement). The price payable by the Company to SABMiller Jersey Limited under the Contingent Purchase Contract will be equal to the number of shares to be acquired multiplied by the mid-market price of ordinary shares prevailing at the close of business on the dealing day before a repurchase notice is received by SABMiller Jersey Limited. The Company's exercise of its right in relation to shares under the Contingent Purchase Contract is conditional on it having sufficient distributable reserves out of which to purchase those shares. If the board should decide to repurchase non-voting convertible shares pursuant to the Contingent Purchase Contract, those shares would be cancelled. The Company would not be able to hold those shares as treasury shares, because the non-voting convertible shares would not be 'qualifying shares' for the purposes of the provisions of the Act which allow shares to be held as treasury shares.

Resolution 15 ADOPTION OF NEW ARTICLES OF ASSOCIATION

The purpose of **Resolution 15** is to adopt new articles of association in place of the current articles of association. The material differences between the current articles of association and the proposed new articles of association of the Company to be adopted pursuant to this resolution are set out below. Changes of a minor or purely drafting or technical nature have not been mentioned here.

(a) **Electronic communications** With effect from 20 January 2007, new companies legislation, which is set out in the Companies Act 2006, was introduced to facilitate, among other things, electronic communications between companies and their shareholders. The principal change to the previous legislation is that a company is now able to send or supply documents or information to its members by publishing such documents or information, such as the annual reports and accounts, on a website provided that each member has been asked individually by the Company to agree to such method of communication and the Company has not received a negative response from a member within 28 days of such a request being made. The new articles of association will contain the necessary provisions to allow the Company to take advantage of this new method of communication if it decides to do so. Likewise, provided the Company has so agreed, it would be possible for documents to be sent or supplied to the Company in that form.

    Should the Company decide to implement the new electronic communication provisions, the new regime will require the Company to consult with its shareholders individually as to whether they wish to receive information through the Company's website and offer them the opportunity to elect to continue receiving documents by post.

(b) **Non-executive directors' fees** The current articles of association provide that the fees paid to non-executive directors may not exceed £750,000 per annum, a limit which was imposed at the time of the Company's listing on the London Stock Exchange in 1999. In line with market practice the fees payable to our non-executive directors have increased since then and the composition of the board has changed with an increase in the number of non-executive directors holding office as a result of our contractual obligations to Altria Group, Inc. and BevCo LLC following the Miller and Bavaria transactions. The total amount would now exceed the £750,000 limit were it not for the fact that Geoffrey Bible and Dinyar Devitre, who are nominated to the board of directors by Altria Group, Inc, waive their fees. Under the new articles of association the limit on non-executive directors' fees will be increased to £2,000,000 which will provide the Company with flexibility to pay additional fees in the future should market conditions require, although the directors have no present intention of increasing non-executive directors' fees above the levels to which they were raised with effect from 1 October 2006.

APPENDIX 1

Short biography of new director proposed for election – Mr Devitre joined the board of the Company in May 2007 following his nomination by Altria Group, Inc. in accordance with the Relationship Agreement entered into with Altria Group, Inc. at the time of the Miller Brewing Company transaction.



Non-executive director
Dinyar S. Devitre (60)
BA (hons), MBA
Dinyar Devitre is Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to his appointment in 2002 to his current position, he held a number of senior management positions within the Altria group. He was a director of Kraft Foods Inc. from 2002 until March 2007 and is a director of Western Union Company. He is also a Trustee of the Lincoln Center Inc., the Asia Society and the Brooklyn Academy of Music.

Short biographies of directors proposed for re-election



Chairman
Meyer Kahn (67)
BA (Law) MBA, DCom (hc) SOE
Meyer Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to the board of The South African Breweries Limited (SAB Ltd) in 1981. He was appointed Group Managing Director in 1983 and Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its Chief Executive, serving for two and a half years. He was appointed Chairman of South African Breweries plc upon its listing on the London Stock Exchange in 1999. Among other awards, he holds an honorary doctorate in commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service (SOE) in 2000.

Biographies of all the directors, together with details of the board committees, determinations of independence and attendance records, can be found on pages 34 to 43 of the Annual Report 2007.



Non-executive director
John Manser (67)
CBE, DL, FCA
John Manser joined the board in 2001. He is Chairman of Intermediate Capital Group plc, Shaftesbury PLC, London Asia Chinese Private Equity Fund Limited and Hiscox Investment Management Ltd and Deputy Chairman of Colliers CRE plc. He was Chairman of Robert Fleming Holdings Limited between 1997 and 2000, a member of the President's Committee of the British Banking Association between 1994 and 1998, a Director of the Securities and Investments Board between 1986 and 1993 and is a past Chairman of the London Investment Banking Association.



Non-executive director
Miles Morland (63)
Miles Morland joined the board in 1999. He is Chairman of Blakeney Management, an investment management firm specialising in the developing world, which he founded in 1990. He is also Chairman of Indochina Capital Vietnam Holdings, Chairman of Ukraine Opportunity Trust plc, a director of The Dubai Group, of SouthWest Energy (BVI) Ltd, and of the East Europe Development Fund, and is engaged in raising development capital for investment in Africa.



Chief Financial Officer
Malcolm Wyman (60)
CA (SA)
Malcolm Wyman joined SAB Ltd in 1986, and joined the board as Group Corporate Finance Director in 1990. He was appointed to the board of South African Breweries plc upon its listing on the London Stock Exchange in 1999. He became Chief Financial Officer in 2001, with responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SAB Ltd, he was an Executive Director of UAL Merchant Bank, South Africa.

APPENDIX 2

Important notes about the Annual General Meeting

Date
Tuesday, 31 July 2007 at 11.00 a.m.

Venue
InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY, England.

Timing
The AGM will start promptly at 11.00 a.m. Shareholders wishing to attend are advised to be in the venue no later than 10.45 a.m. The reception area will be open from 10.00 a.m., from which time refreshments will be served.

Travel information
The outline map on page 11 indicates the location of the InterContinental London Park Lane relative to underground stations. Taxis are usually available from these stations. There is a car park beneath the hotel, available to attendees for a charge. Other public car parks are located nearby.

Admission
Shareholders are asked to register at the registration desk in the Grand Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. Shareholders who hold their shares in nominee shareholdings should request a letter of representation if they wish to use an electronic handset to register their vote at the meeting. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

Security
There will be a security check in the Grand Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the AGM, as they will delay admission.

We ask you also not to bring cameras, lap-top computers or tape recorders. Mobile phones should be switched off from admission for the duration of proceedings.

Facilities
The Grand Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

Questions about the AGM
If you have any questions about the AGM, please telephone (+44) (0)1483 264038 in Woking or (+27) (0)11 407 1762 in Johannesburg.

HOW TO GET THERE



MARBLE ARCH
BAKER ST
OXFORD STREET
BOND ST
NEW BOND ST
OXFORD CIRCUS
REGENT STREET
SHAFTESBURY AV
PICCADILLY CIRCUS
Royal Academy of Arts
MAYFAIR
PARK LANE
HYDE PARK
The Serpentine
PICCADILLY
ST JAMES'S ST
PALL MALL
THE MALL
Entrance on Hamilton Place
GREEN PARK
GREEN PARK
InterContinental London Park Lane
St James's Palace
KNIGHTSBRIDGE
CONSTITUTION HILL
ST JAMES'S PARK
Buckingham Palace
HYDE PARK CORNER
KNIGHTSBRIDGE
GROSVENOR PLACE
BIRDCAGE WALK
ST JAMES'S PARK
SLOANE STREET
WESTMINSTER
STREET
VICTORIA
BELGRAVIA
VICTORIA
PIMLICO

By Underground

The nearest tube stations are Green Park and Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to the InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY, England.

SAB MILLER

Form of Proxy

Annual General Meeting

SABMiller plc

RECEIVED

2007 JUL 10 A 8:57

I/We ....

being (a) holder(s) of .... ordinary shares of US$0.10 each in the capital of the Company, hereby appoint* ....

of ....

or failing him or her the Chairman of the Meeting as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY, England on Tuesday, 31 July 2007 at 11.00 a.m. (UK time) and at any adjournment thereof.

Please indicate with an "X" in the appropriate box below how the proxy should vote and then sign in the space provided below. If no specific direction as to voting is given, the proxy may vote or abstain at his or her discretion. If the Chairman of the Meeting is appointed as Proxy and no specific direction as to voting is given, the Chairman will vote in favour of the resolution.

Resolution	For	Against	#Vote Withheld
Resolution 1: (Ordinary Resolution) To receive and adopt the financial statements for the year ended 31 March 2007, together with the reports of the directors and auditors therein.			
Resolution 2: (Ordinary Resolution) To approve the directors' remuneration report contained in the Annual Report for the year ended 31 March 2007.			
Resolution 3: (Ordinary Resolution) To elect Mr DS Devitre as a director of the Company.			
Resolution 4: (Ordinary Resolution) To re-elect Mr JM Kahn as a director of the Company.			
Resolution 5: (Ordinary Resolution) To re-elect Mr PJ Manser as a director of the Company.			
Resolution 6: (Ordinary Resolution) To re-elect Mr MQ Morland as a director of the Company.			
Resolution 7: (Ordinary Resolution) To re-elect Mr MI Wyman as a director of the Company.			
Resolution 8: (Ordinary Resolution) To declare a final dividend of 36 US cents per share.			
Resolution 9: (Ordinary Resolution) To re-appoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of the Meeting until the conclusion of the next Annual General Meeting.			
Resolution 10: (Ordinary Resolution) To authorise the directors to fix the remuneration of the auditors.			
Resolution 11: (Ordinary Resolution) To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities.			
Resolution 12: (Special Resolution) To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than *pro rata* to all shareholders.			
Resolution 13: (Special Resolution) To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.			
Resolution 14: (Special Resolution) To approve the Contingent Purchase Contract.			
Resolution 15: (Special Resolution) To approve the adoption of new articles of association of the Company.			

Signed this .... day of ....2007 Signature ....

Name in block letters ....

Initials and surnames of joint holders if any ....

Notes:

1. *If you wish to appoint any person other than the Chairman as your proxy, insert his or her name and address in the space provided, delete "or failing him or her the Chairman of the Meeting" and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.
2. #The "Vote Withheld" option above is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against".
3. In the case of a corporation, the Form of Proxy must be expressed to be executed by the corporation and executed under its common seal or signed by a director and the secretary or by two directors or under the hand of a duly authorised attorney or a duly authorised officer of the corporation.
4. In the case of joint holders, the vote of the senior holder tendering a vote will be accepted to the exclusion of the votes of the other joint holders. Seniority depends on the order in which the names stand in the register of members.
5. To be effective, this Form of Proxy and any power of attorney or other written authority under which it is signed (or a notarially certified or office copy of such power or authority) must reach the office of the Company's registrars no later than 11.00 a.m. (UK time) on 29 July 2007.
6. Alternatively, if your shares are held through CREST, you may submit your proxy appointment via the CREST electronic proxy service. To do so, please refer to the Notes to the Notice of Annual General Meeting.

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BUSINESS REPLY SERVICE
LICENCE NO. MB 122

2

CAPITA REGISTRARS (PROXIES)
THE REGISTRY
34 BECKENHAM ROAD
BECKENHAM
KENT
BR3 4BR

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SAB MILLER

www.sabmiller.com

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